UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2019)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 10th day of September, 2020.

United Mexican States

By:_____ JOSÉ DE LUNA MARTÍNEZ _____
  Name: José De Luna Martínez
  Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

EXHIBIT INDEX

---

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

DOF: 25/11/2019

DECRETO por el que se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ANDRÉS MANUEL LÓPEZ OBRADOR, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2020

Artículo Único. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2020

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2020, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas en millones de pesos que a continuación se enumeran:

CONCEPTO					Ingreso Estimado
TOTAL					**6,107,732.4**
1.	**Impuestos**				**3,505,822.4**
	11.	Impuestos Sobre los Ingresos:			1,852,852.3
		01.	Impuesto sobre la renta.		1,852,852.3
	12.	Impuestos Sobre el Patrimonio.			
	13.	Impuestos Sobre la Producción, el Consumo y las Transacciones:			1,534,055.8
		01.	Impuesto al valor agregado.		1,007,546.0
		02.	Impuesto especial sobre producción y servicios:		515,733.5
			01.	Combustibles automotrices:	342,053.6
				01. Artículo 2o., fracción I, inciso D).	313,321.0
				02. Artículo 2o.-A.	28,732.6
			02.	Bebidas con contenido alcohólico y cerveza:	62,165.7
				01. Bebidas alcohólicas.	18,888.4
				02. Cervezas y bebidas refrescantes.	43,277.3
			03.	Tabacos labrados.	43,679.4
			04.	Juegos con apuestas y sorteos.	2,968.8
			05.	Redes públicas de telecomunicaciones.	5,923.3
			06.	Bebidas energetizantes.	11.6
			07.	Bebidas saborizadas.	28,660.5
			08.	Alimentos no básicos con alta densidad calórica.	23,783.2
			09.	Plaguicidas.	758.1
			10.	Combustibles fósiles.	5,729.3
		03.	Impuesto sobre automóviles nuevos.		10,776.3
	14.	Impuestos al Comercio Exterior:			70,984.6
		01.	Impuestos al comercio exterior:		70,984.6
			01.	A la importación.	70,984.6
			02.	A la exportación.	0.0
	15.	Impuestos Sobre Nóminas y Asimilables.			

16.		Impuestos Ecológicos.	
17.		Accesorios de impuestos:	41,210.2
	01.	Accesorios de impuestos.	41,210.2
18.		Otros impuestos:	6,850.3
	01.	Impuesto por la actividad de exploración y extracción de hidrocarburos.	6,850.3
	02.	Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
19.		Impuestos no comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.	-130.8

2.		**Cuotas y Aportaciones de Seguridad Social**	**374,003.2**
21.		Aportaciones para Fondos de Vivienda.	0.0
	01.	Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
22.		Cuotas para la Seguridad Social.	374,003.2
	01.	Cuotas para el Seguro Social a cargo de patrones y trabajadores.	374,003.2
23.		Cuotas de Ahorro para el Retiro.	0.0
	01.	Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
24.		Otras Cuotas y Aportaciones para la Seguridad Social:	0.0
	01.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	02.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
25.		Accesorios de Cuotas y Aportaciones de Seguridad Social.	0.0

3.		**Contribuciones de Mejoras**	**44.8**
31.		Contribuciones de Mejoras por Obras Públicas:	44.8
	01.	Contribución de mejoras por obras públicas de infraestructura hidráulica.	44.8
39.		Contribuciones de Mejoras no Comprendidas en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.	0.0

4.		**Derechos**	**51,671.8**
41.		Derechos por el Uso, Goce, Aprovechamiento o Explotación de Bienes de Dominio Público:	42,740.8
	01.	Secretaría de Hacienda y Crédito Público.	346.2
	02.	Secretaría de la Función Pública.	0.0
	03.	Secretaría de Economía.	2,670.7
	04.	Secretaría de Comunicaciones y Transportes.	8,748.2
	05.	Secretaría de Medio Ambiente y Recursos Naturales.	11,776.9
	06.	Secretaría de Agricultura y Desarrollo Rural.	72.3
	07.	Secretaría del Trabajo y Previsión Social.	0.0
	08.	Secretaría de Educación Pública.	0.2

	09.	Instituto Federal de Telecomunicaciones.	19,126.3
	10.	Secretaría de Cultura.	0.0

43.		Derechos por Prestación de Servicios:		8,931.0
	01.	Servicios que presta el Estado en funciones de derecho público:		8,931.0
		01.	Secretaría de Gobernación.	91.1
		02.	Secretaría de Relaciones Exteriores.	4,915.0
		03.	Secretaría de la Defensa Nacional.	145.5
		04.	Secretaría de Marina.	445.0
		05.	Secretaría de Hacienda y Crédito Público.	588.6
		06.	Secretaría de la Función Pública.	23.0
		07.	Secretaría de Energía.	0.2
		08.	Secretaría de Economía.	21.9
		09.	Secretaría de Agricultura y Desarrollo Rural.	42.9
		10.	Secretaría de Comunicaciones y Transportes.	1,081.6
		11.	Secretaría de Medio Ambiente y Recursos Naturales.	85.1
			01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
			02. Otros.	85.1
		12.	Secretaría de Educación Pública.	1,255.9
		13.	Secretaría de Salud.	0.0
		14.	Secretaría del Trabajo y Previsión Social.	9.4
		15.	Secretaría de Desarrollo Agrario, Territorial y Urbano.	61.1
		16.	Secretaría de Turismo.	0.0
		17.	Fiscalía General de la República.	0.0
		18.	Instituto Federal de Telecomunicaciones.	30.1
		19.	Comisión Nacional de Hidrocarburos.	0.0
		20.	Comisión Reguladora de Energía.	0.0
		21.	Comisión Federal de Competencia Económica.	0.0
		22.	Secretaría de Cultura.	58.4
		23.	Secretaría de Seguridad y Protección Ciudadana.	76.2
44.		Otros Derechos.		0.0
45.		Accesorios de Derechos.		0.0
49.		Derechos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.		0.0

5.	**Productos**			**10,095.3**
51.		Productos.		10,095.3
	01.	Por los servicios que no correspondan a funciones de derecho público.		8.8
	02.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		10,086.5
		01.	Explotación de tierras y aguas.	0.0
		02.	Arrendamiento de tierras, locales y construcciones.	0.3
		03.	Enajenación de bienes:	1,859.6

	01.	Muebles.		1,743.5
	02.	Inmuebles.		116.1
04.		Intereses de valores, créditos y bonos.		7,687.4
05.		Utilidades:		539.1
	01.	De organismos descentralizados y empresas de participación estatal.		0.0
	02.	De la Lotería Nacional para la Asistencia Pública.		0.0
	03.	De Pronósticos para la Asistencia Pública.		538.6
	04.	Otras.		0.5
06.		Otros.		0.1
59.		Productos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.		0.0

6.		**Aprovechamientos**		**103,674.4**
61.		Aprovechamientos:		103,639.0
01.		Multas.		2,190.5
02.		Indemnizaciones.		2,531.7
03.		Reintegros:		166.5
	01.	Sostenimiento de las escuelas artículo 123.		0.0
	02.	Servicio de vigilancia forestal.		0.1
	03.	Otros.		166.4
04.		Provenientes de obras públicas de infraestructura hidráulica.		94.8
05.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.		0.0
06.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.		0.0
07.		Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.		0.0
08.		Cooperación de la Ciudad de México por servicios públicos locales prestados por la Federación.		0.0
09.		Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.		0.0
10.		5 por ciento de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.		0.0
11.		Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.		947.8
12.		Participaciones señaladas por la Ley Federal de Juegos y Sorteos.		1,129.7
13.		Regalías provenientes de fondos y explotación minera.		0.0
14.		Aportaciones de contratistas de obras públicas.		7.6
15.		Destinados al Fondo para el Desarrollo Forestal:		0.5
	01.	Aportaciones que efectúen los Gobiernos de la Ciudad de México, Estatales y Municipales, los organismos y		0.0

entidades públicas, sociales y los particulares.

	02.	De las reservas nacionales forestales.		0.0
	03.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.		0.0
	04.	Otros conceptos.		0.5

16.	Cuotas Compensatorias.		142.4
17.	Hospitales Militares.		0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.		0.0
19.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.		0.0
20.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.		0.0
21.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.		0.0
22.	Otros:		96,427.5
	01.	Remanente de operación del Banco de México.	0.0
	02.	Utilidades por Recompra de Deuda.	0.0
	03.	Rendimiento mínimo garantizado.	0.0
	04.	Otros.	96,427.5
23.	Provenientes de servicios en materia energética:		0.0
	01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
	02.	Comisión Nacional de Hidrocarburos.	0.0
	03.	Comisión Reguladora de Energía.	0.0

62.	Aprovechamientos Patrimoniales.			35.4
	01.	Recuperaciones de capital:		35.4
		01.	Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	27.6
		02.	Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	7.8
		03.	Inversiones en obras de agua potable y alcantarillado.	0.0
		04.	Desincorporaciones.	0.0
		05.	Otros.	0.0
63.	Accesorios de Aprovechamientos.			0.0
69.	Aprovechamientos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.			0.0

7.	**Ingresos por Ventas de Bienes, Prestación de Servicios y Otros Ingresos**		**1,065,166.0**
71.	Ingresos por Venta de Bienes y Prestación de Servicios de Instituciones Públicas de Seguridad Social:		72,232.9
	01.	Instituto Mexicano del Seguro Social.	26,920.2
	02.	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	45,312.7
72.	Ingresos por Ventas de Bienes y Prestación de Servicios de Empresas Productivas del Estado:		992,933.1

	01.	Petróleos Mexicanos.	574,535.0
	02.	Comisión Federal de Electricidad.	418,398.1
73.		Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales y Fideicomisos No Empresariales y No Financieros.	
74.		Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales No Financieras con Participación Estatal Mayoritaria.	
75.		Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales Financieras Monetarias con Participación Estatal Mayoritaria.	
76.		Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales Financieras No Monetarias con Participación Estatal Mayoritaria.	
77.		Ingresos por Venta de Bienes y Prestación de Servicios de Fideicomisos Financieros Públicos con Participación Estatal Mayoritaria.	
78.		Ingresos por Venta de Bienes y Prestación de Servicios de los Poderes Legislativo y Judicial, y de los Órganos Autónomos.	
79.		Otros Ingresos.	
8.		**Participaciones, Aportaciones, Convenios, Incentivos Derivados de la Colaboración Fiscal y Fondos Distintos de Aportaciones**	
81.		Participaciones.	
82.		Aportaciones.	
83.		Convenios.	
84.		Incentivos Derivados de la Colaboración Fiscal.	
85.		Fondos Distintos de Aportaciones.	
9.		**Transferencias, Asignaciones, Subsidios y Subvenciones, y Pensiones y Jubilaciones**	**412,797.7**
91.		Transferencias y Asignaciones.	0.0
93.		Subsidios y Subvenciones.	0.0
95.		Pensiones y jubilaciones.	0.0
97.		Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.	412,797.7
	01.	Ordinarias.	412,797.7
	02.	Extraordinarias.	0.0
0.		**Ingresos Derivados de Financiamientos**	**584,456.8**
01.		Endeudamiento interno:	569,582.1
	01.	Endeudamiento interno del Gobierno Federal.	532,266.1
	02.	Otros financiamientos:	37,316.0
		01. Diferimiento de pagos.	37,316.0
		02. Otros.	0.0
02.		Endeudamiento externo:	0.0
	01.	Endeudamiento externo del Gobierno Federal.	0.0
03.		Financiamiento Interno.	
04.		Déficit de organismos y empresas de control directo.	-47,748.8
05.		Déficit de empresas productivas del Estado.	62,623.5

Informativo: Endeudamiento neto del Gobierno Federal (0.01.01+0.02.01)	532,266.1

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2020, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2020, se proyecta una recaudación federal participable por 3 billones 394 mil 236.7 millones de pesos.

Para el ejercicio fiscal de 2020, el gasto de inversión del Gobierno Federal y de las empresas productivas del Estado no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 2.0 por ciento del Producto Interno Bruto.

Se estima que durante el ejercicio fiscal de 2020, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 895.1 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo Segundo Transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho Transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo Segundo Transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo Segundo Transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2020 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2020, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro Público Único, previsto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

El gasto de inversión a que se refiere el párrafo sexto del presente artículo se reportará en los informes trimestrales que se presentan al Congreso de la Unión a que se refiere el artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública información del origen de los ingresos generados por los aprovechamientos a que se refiere el numeral 6.61.22.04 del presente artículo por concepto de otros aprovechamientos. Asimismo, deberá informar los destinos específicos que, en términos del artículo 19, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en su caso tengan dichos aprovechamientos.

La Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales que se presenten al Congreso de la Unión en términos del artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la evolución del precio del petróleo observado respecto del cubierto mediante la Estrategia de Coberturas Petroleras para el ejercicio fiscal 2020,

así como de la subcuenta que se haya constituido como complemento en el Fondo de Estabilización de los Ingresos Presupuestarios.

Durante el ejercicio fiscal 2020, los ingresos propios de Petróleos Mexicanos que se generen por un precio promedio anual del barril del petróleo crudo mexicano que exceda de 49.01 dólares de los Estados Unidos de América y hasta los 55.00 dólares de los Estados Unidos de América, deberá destinarlos a mejorar su meta de balance financiero aprobada en el artículo 5 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley Federal de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020, por un monto de endeudamiento neto interno hasta por 532 mil millones de pesos. Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 5 mil 300 millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2020 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley Federal de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2020.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el ejercicio fiscal de 2020.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 0 "Ingresos derivados de Financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 10 mil millones de pesos, y un monto de endeudamiento neto externo de hasta 1 mil 250 millones de dólares de los Estados Unidos de América; asimismo, se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 9 mil 835 millones de pesos, y un monto de endeudamiento neto externo de 508 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2020 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión de manera trimestral sobre el avance del Programa Anual de Financiamiento, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para la Ciudad de México la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 4 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos de la Ciudad de México para el Ejercicio Fiscal 2020. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje, refinanciamiento o reestructura de la deuda pública de la Ciudad de México.

El ejercicio del monto de endeudamiento autorizado se sujetará a lo dispuesto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

Artículo 4o. En el ejercicio fiscal de 2020, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 257,138.2 millones de pesos, de los cuales 100,344.1 millones de pesos corresponden a inversión directa y 156,794.1 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley Federal de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 2,760.7 millones de pesos que corresponde a un proyecto de inversión directa.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Artículo 7o. Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias deberán presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para establecer y, en su caso, modificar o suspender pagos a cuenta de los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos establecidos conforme al párrafo anterior, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

En caso de que la Secretaría de Hacienda y Crédito Público haga uso de las facultades otorgadas en el segundo párrafo de este artículo, los pagos correspondientes deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Capítulo II

De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.98 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

   1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1.26 por ciento mensual.

   2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.53 por ciento mensual.

   3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.82 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por los bienes que pasen a propiedad del Fisco Federal, provenientes de comercio exterior, incluidos los sujetos a un procedimiento establecido en la legislación aduanera o fiscal federal, así como los abandonados a favor del Gobierno Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2020, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2020, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2020, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2020. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2020, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de las instituciones de banca de desarrollo o de las entidades paraestatales que formen parte del sistema financiero o de los fideicomisos públicos de fomento u otros fideicomisos públicos coordinados por dicha Secretaría, ya sea de los ingresos que obtengan o con motivo de la garantía soberana del Gobierno Federal, o tratándose de recuperaciones de capital o del patrimonio, según sea el caso, los recursos correspondientes se destinarán por la propia Secretaría prioritariamente a la capitalización de cualquiera de dichas entidades, incluyendo la aportación de recursos al patrimonio de cualquiera de dichos fideicomisos o a fomentar acciones que les permitan cumplir con sus respectivos mandatos, o a programas y proyectos de inversión, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de cualquier otra entidad paraestatal distinta de las señaladas en el párrafo anterior, dichos ingresos serán enterados a la Tesorería de la Federación bajo dicha naturaleza, a efecto de que sean destinados a programas presupuestarios que permitan cumplir con el Plan Nacional de Desarrollo y los programas que de él deriven.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.61.11, 6.62.01.04 y 6.61.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2020, se aplicarán los vigentes al 31 de diciembre de 2019, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0360
Febrero	1.0351
Marzo	1.0354
Abril	1.0314
Mayo	1.0308
Junio	1.0338
Julio	1.0332
Agosto	1.0293
Septiembre	1.0288
Octubre	1.0224
Noviembre	1.0195
Diciembre	1.0150

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2020 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2019, hasta en tanto dicha Secretaría no emita

respuesta respecto de la solicitud de autorización para el 2020.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2020, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2020, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2020, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2020, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2020, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2020. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2020, se aplicarán los vigentes al 31 de diciembre de 2019, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0360
Febrero	1.0351
Marzo	1.0354
Abril	1.0314
Mayo	1.0308
Junio	1.0338
Julio	1.0332
Agosto	1.0293
Septiembre	1.0288
Octubre	1.0224
Noviembre	1.0195
Diciembre	1.0150

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2020 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2019 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2020.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Instituto de Administración de Bienes y Activos y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Instituto de Administración de Bienes y Activos, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Instituto de Administración de Bienes y Activos deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

De los ingresos provenientes de las enajenaciones realizadas por el Instituto de Administración de Bienes y Activos, respecto de los bienes que pasan a propiedad del Fisco Federal conforme a las disposiciones fiscales, que hayan sido transferidos por el Servicio de Administración Tributaria, el Instituto de Administración de Bienes y Activos deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la citada entidad transferente, sobre bienes de la misma naturaleza; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en el fondo señalado en el párrafo anterior, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. Un mecanismo como el previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que, por mandato de autoridad administrativa o jurisdiccional, el Instituto de Administración de Bienes y Activos deba realizar. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en los artículos 27, 89 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Para los efectos de los dos párrafos anteriores, el Instituto de Administración de Bienes y Activos remitirá de manera semestral a la Cámara de Diputados y a su Coordinadora de Sector, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en los párrafos citados.

Los ingresos netos provenientes de las enajenaciones realizadas por el Instituto de Administración de Bienes y Activos se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo anterior no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el décimo tercer párrafo del artículo 13 de esta Ley. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en los artículos 27, 89 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Los ingresos provenientes de la enajenación de los bienes en proceso de extinción de dominio y de aquellos sobre los que sea declarada la extinción de dominio y de sus frutos, así como su monetización en términos de la Ley Nacional de Extinción de Dominio, serán destinados a una cuenta especial en los términos que establece el artículo 239 de la Ley Nacional de Extinción de Dominio, previa deducción de los conceptos previstos en los artículos 234 y 237 de la Ley Nacional de Extinción de Dominio.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2020, los conceptos y montos de los ingresos que hayan percibido por productos, así como de la concentración efectuada a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2020 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden durante el ejercicio fiscal 2020 se concentrarán en términos del artículo 22 de la Ley de Tesorería de la Federación, salvo en los siguientes casos:

I. Se concentrarán en la Tesorería de la Federación, a más tardar el día hábil siguiente al de su recepción, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, incluidos entre otros las sanciones, penas convencionales, cuotas compensatorias, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley Federal de Telecomunicaciones y Radiodifusión;

II. Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en la fracción I de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere esta fracción, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos;

III. Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta Pública Federal;

IV. Los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta Pública Federal, y

V.   Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de posgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de la concentración en términos de la Ley de Tesorería de la Federación.

Para el ejercicio oportuno de los recursos a que se refiere esta fracción, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y

aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades o a las empresas productivas del Estado que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza. Las entidades o las empresas productivas del Estado podrán celebrar convenios de colaboración con la iniciativa privada.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos que se reintegren de un fideicomiso, mandato o contrato análogo, así como aquellos remanentes a la extinción o terminación de la vigencia de esos instrumentos jurídicos, deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a los fines que determine la Secretaría de Hacienda y Crédito Público, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.62.01, con excepción del numeral 6.62.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar por la Secretaría de Hacienda y Crédito Público a gasto de inversión, así como a programas que permitan cumplir con los objetivos del Plan Nacional de Desarrollo.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se enterarán o concentrarán, según corresponda, en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del

Instituto de Administración de Bienes y Activos, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad, y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en los artículos 27, 89 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los recursos disponibles de los convenios de cesión de derechos y obligaciones suscritos, como parte de la estrategia de conclusión de los procesos de desincorporación de entidades, entre el Instituto de Administración de Bienes y Activos y las entidades cuyos procesos de desincorporación concluyeron, podrán ser utilizados por éste, para sufragar las erogaciones relacionadas al cumplimiento de su objeto, relativo a la atención de encargos bajo su administración, cuando éstos sean deficitarios. Lo anterior, estará sujeto, al cumplimiento de las directrices que se emitan para tal efecto, así como a la autorización de la Junta de Gobierno del Instituto de Administración de Bienes y Activos, previa aprobación de los órganos colegiados competentes.

Los ingresos obtenidos por la venta de bienes asegurados a favor del Gobierno Federal, incluyendo numerario, cuya administración y destino hayan sido encomendados al Instituto de Administración de Bienes y Activos, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados a un fondo en los términos del artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, previa deducción de los conceptos previstos en los artículos 90, 92 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. Los ingresos provenientes de numerario y de la enajenación de bienes que realice el Instituto de Administración de Bienes y Activos, que hayan sido declarados abandonados por parte de las instancias competentes, distintos a los señalados en el párrafo décimo quinto del presente artículo y que se concentren a la Tesorería de la Federación, se considerarán aprovechamientos y se destinarán al financiamiento de las operaciones del Instituto, en términos de lo establecido en el artículo 90 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. Lo anterior sin perjuicio de lo dispuesto en los artículos 89, 92 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

El numerario decomisado y los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, una vez satisfecha la reparación a la víctima, y previa deducción de los gastos indirectos de operación que correspondan, se entregarán en partes iguales, al Poder Judicial de la Federación, a la Fiscalía General de la República, al Fondo previsto en la Ley General de Víctimas y al

financiamiento de programas sociales conforme a los objetivos establecidos en el Plan Nacional de Desarrollo, u otras políticas prioritarias, conforme lo determine el Gabinete Social de la Presidencia de la República, con excepción de lo dispuesto en el párrafo décimo primero del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Los ingresos provenientes de la enajenación que realice el Instituto de Administración de Bienes y Activos de vehículos declarados abandonados por la Secretaría de Comunicaciones y Transportes en depósito de guarda y custodia en locales permisionados por dicha dependencia, se destinarán de conformidad con lo establecido en el artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. De la cantidad restante a los permisionarios federales se les cubrirán los adeudos generados hasta con el treinta por ciento de los remanentes de los ingresos y el resto se enterará a la Tesorería de la Federación. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en el artículo 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020, entre las que se comprende de manera enunciativa a las siguientes:

    I.   Instituto Mexicano del Seguro Social.

    II.   Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Durante el ejercicio fiscal de 2020, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Cuando los contribuyentes a los que se les impongan multas por las infracciones señaladas en el párrafo anterior corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria, se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación o se notifique la resolución provisional a que se refiere el artículo 53-B, primer párrafo, fracción I del citado Código, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas o la resolución definitiva a que se refiere el citado artículo 53-B, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2020, se estará a lo siguiente:

A.   En materia de estímulos fiscales:

  I.   Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, que obtengan en el ejercicio fiscal en el que adquieran el diésel o el biodiésel y sus mezclas, ingresos totales anuales para los efectos del impuesto sobre la renta menores a 60 millones de pesos y que para determinar su utilidad puedan deducir dichos combustibles cuando los importen o adquieran para su consumo final, siempre que se utilicen exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan

causado por la enajenación de dichos combustibles, en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2, según corresponda al tipo de combustible, de la Ley del Impuesto Especial sobre Producción y Servicios, así como el acreditamiento del impuesto a que se refiere el numeral citado, que hayan pagado en su importación. El estímulo será aplicable únicamente cuando se cumplan con los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria. El estímulo no podrá ser aplicable por las personas morales que se consideran partes relacionadas de acuerdo con el artículo 179 de la Ley del Impuesto sobre la Renta. Para los efectos de este párrafo, no se considerarán dentro de los ingresos totales, los provenientes de la enajenación de activos fijos o activos fijos y terrenos de su propiedad que hubiesen estado afectos a su actividad.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante fiscal de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante fiscal de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

 II.   Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

  1.   El monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o el biodiésel y sus mezclas, por el número de litros de diésel o de biodiésel y sus mezclas importados o adquiridos.

En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

  2.   Las personas dedicadas a las actividades agropecuarias o silvícolas que se dediquen exclusivamente a estas actividades conforme al párrafo sexto del artículo 74 de la Ley del Impuesto Sobre la Renta, que utilicen el diésel o el biodiésel y sus mezclas en dichas actividades, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el valor en aduana del pedimento de importación o el precio consignado en el comprobante fiscal de adquisición del diésel o del biodiésel y sus mezclas en las estaciones de servicio, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto

correspondiente al artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

III.   Las personas dedicadas a las actividades agropecuarias o silvícolas que se dediquen exclusivamente a estas actividades conforme al párrafo sexto del artículo 74 de la Ley del Impuesto Sobre la Renta, que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final en dichas actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2019. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2019, por cada uno de los socios o asociados, sin exceder de doscientas veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2019. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos de los artículos 74 y 75 del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2020 y enero de 2021.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel o de biodiésel y sus mezclas, en el que asienten mensualmente la totalidad del diésel o del biodiésel y sus mezclas que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diésel o el biodiésel y sus mezclas que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel o del biodiésel y sus mezclas utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la importación o adquisición del diésel o del biodiésel y sus mezclas cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel o el biodiésel y sus mezclas en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV.   Se otorga un estímulo fiscal a los contribuyentes que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, así como el turístico, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de estos combustibles en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que en su caso correspondan, así como el acreditamiento del impuesto a que se refiere el numeral citado, que hayan pagado en su importación.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda según el tipo de combustible, conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o del biodiésel y sus mezclas, por el número de litros importados o adquiridos.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Para que proceda el acreditamiento a que se refiere esta fracción, el pago por la importación o adquisición de diésel o de biodiésel y sus mezclas a distribuidores o estaciones de servicio, deberá efectuarse con: monedero electrónico autorizado por el Servicio de Administración Tributaria; tarjeta de crédito, débito o de servicios, expedida a favor del contribuyente que pretenda hacer el acreditamiento; con cheque nominativo expedido por el importador o adquirente para abono en cuenta del enajenante, o bien, transferencia electrónica de fondos desde cuentas abiertas a nombre del contribuyente en instituciones que componen el sistema financiero y las entidades que para tal efecto autorice el Banco de México.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante fiscal de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Para los efectos de la presente fracción y la fracción V de este apartado, se entiende por transporte privado de personas o de carga, aquél que realizan los contribuyentes con vehículos de su propiedad o con vehículos que tengan en arrendamiento, incluyendo el arrendamiento financiero, para transportar bienes propios o su personal, o bienes o personal, relacionados con sus actividades económicas, sin que por ello se genere un cobro.

V.   Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje, así como el turístico, que utilizan la Red Nacional de Autopistas de Cuota, que obtengan en el ejercicio fiscal en el que hagan uso de la infraestructura carretera de cuota, ingresos totales anuales para los efectos del impuesto sobre la renta menores a 300 millones de pesos, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura mencionada hasta en un 50 por ciento del gasto total erogado por este concepto. El estímulo será aplicable únicamente cuando se cumplan con los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria. El estímulo no podrá ser aplicable por las personas morales que se consideran partes relacionadas de acuerdo con el artículo 179 de la Ley del Impuesto sobre la Renta. Para los efectos de este párrafo, no se considerarán dentro de los ingresos totales, los provenientes de la enajenación de activos fijos o activos fijos y terrenos de su propiedad que hubiesen estado afectos a su actividad.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se realicen los gastos a que se refiere la presente fracción, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás

disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI.   Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se adquieran los combustibles a que se refiere la presente fracción, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizado con posterioridad.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, respecto de los litros o toneladas, según corresponda al tipo de combustible de que se trate, adquiridos en un mes de calendario, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

VIII. Se otorga un estímulo fiscal a las personas físicas y morales residentes en México que enajenen libros, periódicos y revistas, cuyos ingresos totales en el ejercicio inmediato anterior no hubieran excedido de la cantidad de seis millones de pesos, y que dichos ingresos obtenidos en el ejercicio por la enajenación de libros, periódicos y revistas represente al menos el 90% de los ingresos totales del contribuyente en el ejercicio de que se trate.

El estímulo a que se refiere el párrafo anterior consiste en una deducción adicional para los efectos del impuesto sobre la renta, por un monto equivalente al 8% del costo de los libros, periódicos y revistas que adquiera el contribuyente.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

B. En materia de exenciones:

Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I.   Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II.   Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la dependencia o entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV.   Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción

los aprovechamientos por infracciones a la Ley Federal de Competencia Económica, y a la Ley Federal de Telecomunicaciones y Radiodifusión ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, fracción I, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2020 y durante dicho ejercicio fiscal, conforme se modifiquen.

Los ingresos a que se refiere la fracción III de este artículo se aplicarán en los términos de lo previsto en la fracción II y penúltimo párrafo del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2020 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 1.45 por ciento. La metodología para calcular dicha tasa es la siguiente:

I.   Se determinó la tasa de rendimiento promedio ponderado de los valores públicos por el periodo comprendido de febrero a julio de 2019, conforme a lo siguiente:

a)   Se tomaron las tasas promedio mensuales por instrumento, de los valores públicos publicados por el Banco de México.

b)   Se determinó el factor de ponderación mensual por instrumento, dividiendo las subastas mensuales de cada instrumento entre el total de las subastas de todos los instrumentos públicos efectuadas al mes.

c)   Para calcular la tasa ponderada mensual por instrumento, se multiplicó la tasa promedio mensual de cada instrumento por su respectivo factor de ponderación mensual, determinado conforme al inciso anterior.

d)   Para determinar la tasa ponderada mensual de valores públicos se sumó la tasa ponderada mensual por cada instrumento.

e)   La tasa de rendimiento promedio ponderado de valores públicos correspondiente al periodo febrero a julio de 2019 se determinó con el promedio simple de las tasas ponderadas mensuales determinadas conforme al inciso anterior del mencionado periodo.

II.   Se tomaron las tasas promedio ponderadas mensuales de valores privados publicadas por el Banco de México y se determinó el promedio simple de dichos valores correspondiente al periodo de febrero a julio de 2019.

III. Se determinó un factor ponderado de los instrumentos públicos y privados en función al saldo promedio en circulación de los valores públicos y privados correspondientes al periodo de febrero a julio de 2019 publicados por el Banco de México.

IV.   Para obtener la tasa ponderada de instrumentos públicos y privados, se multiplicaron las tasas promedio ponderadas de valores públicos y privados, determinados conforme a las fracciones I y II, por su respectivo factor de ponderación, determinado conforme a la fracción anterior, y posteriormente se sumaron dichos valores ponderados.

V.   Al valor obtenido conforme a la fracción IV se disminuyó el valor promedio de la inflación mensual interanual del índice general correspondiente a cada uno de los meses del periodo de febrero a julio de 2019 del Índice Nacional de Precios al Consumidor, publicado por el Instituto Nacional de Estadística y Geografía.

VI.   La tasa de retención anual es el resultado de multiplicar el valor obtenido conforme a la fracción V de este artículo por la tasa correspondiente al último tramo de la tarifa del artículo 152 de la Ley del Impuesto sobre la Renta.

Artículo 22. La Comisión Nacional Bancaria y de Valores sancionará a las entidades financieras por el incumplimiento de los plazos para la atención de los requerimientos de información, documentación, aseguramiento, desbloqueo de cuentas, transferencia o situación de fondos formulados por las autoridades competentes, con una multa administrativa del equivalente en moneda nacional de 1 hasta 15,000 veces el valor diario de la Unidad de Medida y Actualización, con base en los criterios que se establezcan para tal efecto, los cuales podrán considerar, entre otros, los días de atraso en la atención de los requerimientos, la gravedad de los delitos a los que, en su caso, se refieran los requerimientos que se hubieran incumplido, o la probable afectación de los intereses patrimoniales de los clientes o usuarios de los servicios financieros.

Las infracciones a las disposiciones de carácter general en materia de prevención de operaciones con recursos de procedencia ilícita y, en su caso, financiamiento al terrorismo, cometidas por las entidades financieras, centros cambiarios, transmisores de dinero, sociedades financieras de objeto múltiple no reguladas y asesores en inversiones, serán sancionadas por la Comisión Nacional Bancaria y de Valores con multa del 10 por ciento al 100 por ciento del monto del reporte de la operación inusual que no se hubiera enviado, del 10 por ciento al 100 por ciento del monto del acto, operación o servicio que se realice con un cliente o usuario de la que se haya informado que se encuentra en la lista de personas bloqueadas conforme a las disposiciones señaladas anteriormente, o bien con multa equivalente en moneda nacional de 10 hasta 100,000 veces el valor diario de la Unidad de Medida y Actualización, en el caso de cualquier otro incumplimiento a las referidas disposiciones.

Artículo 23. Los contribuyentes personas físicas que opten por tributar en el Régimen de Incorporación Fiscal, previsto en la Sección II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta y cumplan con las obligaciones que se establecen en dicho régimen durante el periodo que permanezcan en el mismo, por las actividades que realicen con el público en general, podrán optar por pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios que, en su caso, corresponda a las actividades mencionadas, mediante la aplicación del esquema de estímulos siguiente:

I.   Calcularán y pagarán los impuestos citados en la forma siguiente:

a)   Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto al valor agregado en el bimestre de que se trate, considerando el giro o actividad a la que se dedique el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IVA a pagar

Sector económico	Porcentaje IVA (%)
1 Minería	8.0
2 Manufacturas y/o construcción	6.0
3 Comercio (incluye arrendamiento de bienes muebles)	2.0
4 Prestación de servicios (incluye restaurantes, fondas, bares y demás negocios similares en que se proporcionen servicios de alimentos y bebidas)	8.0
5 Negocios dedicados únicamente a la venta de alimentos y/o medicinas	0.0

Cuando las actividades de los contribuyentes correspondan a dos o más de los sectores económicos mencionados en los numerales 1 a 4 aplicarán el porcentaje que corresponda al sector preponderante. Se entiende por sector preponderante aquél de donde provenga la mayor parte de los ingresos del contribuyente.

b)   Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto especial sobre producción y servicios en el bimestre de que se trate, considerando el tipo de bienes enajenados por el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IEPS a pagar

Descripción	Porcentaje IEPS (%)
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea comercializador)	1.0
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea fabricante)	3.0

Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea comercializador)	10.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea fabricante)	21.0
Bebidas saborizadas (cuando el contribuyente sea fabricante)	4.0
Cerveza (cuando el contribuyente sea fabricante)	10.0
Plaguicidas (cuando el contribuyente sea fabricante o comercializador)	1.0
Puros y otros tabacos hechos enteramente a mano (cuando el contribuyente sea fabricante)	23.0
Tabacos en general (cuando el contribuyente sea fabricante)	120.0

Los contribuyentes que ejerzan la opción a que se refiere el presente artículo, cuando hayan pagado el impuesto especial sobre producción y servicios en la importación de tabacos labrados y bebidas saborizadas a que se refiere el artículo 2o., fracción I, incisos C) y G) de la Ley del Impuesto Especial sobre Producción y Servicios, considerarán dicho pago como definitivo, por lo que ya no pagarán el impuesto que trasladen en la enajenación de los bienes importados, siempre que dicha enajenación se efectúe con el público en general.

c) El resultado obtenido conforme a los incisos a) y b) de esta fracción será el monto del impuesto al valor agregado o del impuesto especial sobre producción y servicios, en su caso, a pagar por las actividades realizadas con el público en general, sin que proceda acreditamiento alguno por concepto de impuestos trasladados al contribuyente.

d) El pago bimestral del impuesto al valor agregado y del impuesto especial sobre producción y servicios deberá realizarse por los periodos y en los plazos establecidos en los artículos 5o.-E de la Ley del Impuesto al Valor Agregado y 5o.-D de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos de la presente fracción se entiende por actividades realizadas con el público en general, aquéllas por las que se emitan comprobantes que únicamente contengan los requisitos que se establezcan mediante reglas de carácter general que emita el Servicio de Administración Tributaria. El traslado del impuesto al valor agregado y del impuesto especial sobre producción y servicios en ningún caso deberá realizarse en forma expresa y por separado.

Tratándose de las actividades por las que los contribuyentes expidan comprobantes que reúnan los requisitos fiscales para que proceda su deducción o acreditamiento, en donde se traslade en forma expresa y por separado el impuesto al valor agregado o el impuesto especial sobre producción y servicios, dichos impuestos deberán pagarse en los términos establecidos en la Ley del Impuesto al Valor Agregado y en la Ley del Impuesto Especial sobre Producción y Servicios y demás disposiciones aplicables, conjuntamente con el impuesto al valor agregado y el impuesto especial sobre producción y servicios determinado conforme al inciso c) de esta fracción.

Para los efectos del párrafo anterior, el acreditamiento del impuesto al valor agregado o del impuesto especial sobre producción y servicios será aplicable, cuando proceda, en la proporción que represente el valor de las actividades por las que se expidieron comprobantes fiscales en las que se haya efectuado el traslado expreso y por separado, en el valor total de las actividades del bimestre que corresponda.

Los contribuyentes que ejerzan la opción a que se refiere esta fracción podrán abandonarla en cualquier momento, en cuyo caso deberán calcular y pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios en los términos establecidos en la Ley del Impuesto al Valor Agregado o en la Ley del Impuesto Especial sobre Producción y Servicios, según se trate, a partir del bimestre en que abandonen la opción. En este caso, los contribuyentes no podrán volver a ejercer la opción prevista en el presente artículo.

II. Los contribuyentes a que se refiere el presente artículo, por las actividades realizadas con el público en general en las que determinen el impuesto al valor agregado y el impuesto especial sobre producción y servicios con el esquema de porcentajes a que se refiere la fracción I del presente artículo, podrán aplicar un estímulo fiscal en la forma siguiente:

a) A los impuestos al valor agregado y especial sobre producción y servicios determinados mediante la aplicación de los porcentajes, se le aplicarán los porcentajes de reducción que se citan a continuación, según corresponda al número de años que tenga el contribuyente tributando en el Régimen de Incorporación Fiscal:

TABLA

Años	Porcentaje de reducción (%)
1	100
2	90
3	80
4	70

5	60
6	50
7	40
8	30
9	20
10	10

Para los efectos de la aplicación de la tabla el número de años de tributación del contribuyente se determinará de conformidad con lo que al respecto se considere para los efectos del impuesto sobre la renta.

Tratándose de contribuyentes que tributen en el Régimen de Incorporación Fiscal, cuyos ingresos propios de su actividad empresarial obtenidos en el ejercicio inmediato anterior no hubieran excedido de la cantidad de trescientos mil pesos, durante cada uno de los años en que tributen en el Régimen de Incorporación Fiscal y no excedan el monto de ingresos mencionados, el porcentaje de reducción aplicable será de 100 por ciento.

Los contribuyentes que inicien actividades y que opten por tributar conforme al Régimen de Incorporación Fiscal previsto en la Ley del Impuesto sobre la Renta, podrán aplicar lo dispuesto en el párrafo anterior cuando estimen que sus ingresos del ejercicio no excederán al monto establecido en dicho párrafo. Cuando en el ejercicio inicial realicen operaciones por un período menor a doce meses, para determinar el monto citado, dividirán los ingresos obtenidos entre el número de días que comprenda el período y el resultado se multiplicará por 365 días. Si la cantidad obtenida excede del importe del monto referido, en el ejercicio siguiente no se podrá tomar el beneficio del párrafo anterior.

b) La cantidad obtenida mediante la aplicación de los porcentajes de reducción a que se refiere el inciso anterior será acreditable únicamente contra el impuesto al valor agregado o el impuesto especial sobre producción y servicios, según se trate, determinado conforme a la aplicación de los porcentajes a que se refiere la fracción I de este artículo.

III. El estímulo fiscal a que se refiere el presente artículo no se considerará como ingreso acumulable para los efectos del impuesto sobre la renta.

IV. Se releva a los contribuyentes a que se refiere este artículo de la obligación de presentar el aviso a que se refiere el artículo 25, primer párrafo, del Código Fiscal de la Federación.

Artículo 24. Para los efectos del impuesto sobre la renta, se estará a lo siguiente:

I. Las personas físicas que tengan su casa habitación en las zonas afectadas por los sismos ocurridos en México los días 7 y 19 de septiembre de 2017, que tributen en los términos del Título IV de la Ley del Impuesto sobre la Renta, no considerarán como ingresos acumulables para efectos de dicha Ley, los ingresos por apoyos económicos o monetarios que reciban de personas morales o fideicomisos autorizados para recibir donativos deducibles del impuesto sobre la renta, siempre que dichos apoyos económicos o monetarios se destinen para la reconstrucción o reparación de su casa habitación.

Para los efectos del párrafo anterior, se consideran zonas afectadas los municipios de los Estados afectados por los sismos ocurridos los días 7 y 19 de septiembre de 2017, que se listen en las declaratorias de desastre natural correspondientes, publicadas en el Diario Oficial de la Federación.

II. Para los efectos de los artículos 82, fracción IV de la Ley del Impuesto sobre la Renta y 138 de su Reglamento, se considera que las organizaciones civiles y fideicomisos autorizados para recibir donativos deducibles en los términos de dicha Ley, cumplen con el objeto social autorizado para estos efectos, cuando otorguen donativos a organizaciones civiles o fideicomisos que no cuenten con autorización para recibir donativos de conformidad con la Ley del Impuesto sobre la Renta y cuyo objeto exclusivo sea realizar labores de rescate y reconstrucción en casos de desastres naturales, siempre que se cumpla con los siguientes requisitos:

a) Tratándose de las organizaciones civiles y fideicomisos autorizados para recibir donativos, se deberá cumplir con lo siguiente:

1. Contar con autorización vigente para recibir donativos al menos durante los 5 años previos al momento en que se realice la donación, y que durante ese periodo la autorización correspondiente no haya sido revocada o no renovada.

2. Haber obtenido ingresos en el ejercicio inmediato anterior cuando menos de 5 millones de pesos.

3. Auditar sus estados financieros.

4. Presentar un informe respecto de los donativos que se otorguen a organizaciones o fideicomisos que no tengan el carácter de donatarias autorizadas que se dediquen a realizar labores de rescate y reconstrucción ocasionados por desastres naturales.

5. No otorgar donativos a partidos políticos, sindicatos, instituciones religiosas o de gobierno.

6. Presentar un listado con el nombre, denominación o razón social y registro federal de contribuyentes de las organizaciones civiles o fideicomisos que no cuenten con la autorización para recibir donativos a las cuales se les otorgó el donativo.

b) Tratándose de las organizaciones civiles y fideicomisos que no cuenten con autorización para recibir donativos, a que se refiere el primer párrafo de esta fracción, deberán cumplir con lo siguiente:

1. Estar inscritas en el Registro Federal de Contribuyentes.

2. Comprobar que han efectuado operaciones de atención de desastres, emergencias o contingencias por lo menos durante 3 años anteriores a la fecha de recepción del donativo.

3. No haber sido donataria autorizada a la que se le haya revocado o no renovado la autorización.

4. Ubicarse en alguno de los municipios o en las demarcaciones territoriales de la Ciudad de México, de las zonas afectadas por el desastre natural de que se trate.

5. Presentar un informe ante el Servicio de Administración Tributaria, en el que se detalle el uso y destino de los bienes o recursos recibidos, incluyendo una relación de los folios de los Comprobantes Fiscales Digitales por Internet y la documentación con la que compruebe la realización de las operaciones que amparan dichos comprobantes.

6. Devolver los remanentes de los recursos recibidos no utilizados para el fin que fueron otorgados a la donataria autorizada.

7. Hacer pública la información de los donativos recibidos en su página de Internet o, en caso de no contar con una, en la página de la donataria autorizada.

El Servicio de Administración Tributaria podrá expedir reglas de carácter general necesarias para la debida y correcta aplicación de esta fracción.

Capítulo III

De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 25. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2020.

Artículo 26. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 27. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores lo siguiente:

A. El Presupuesto de Gastos Fiscales, a más tardar el 30 de junio de 2020, que comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2021 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

B. Un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, a más tardar el 30 de septiembre de 2020, en el que se deberá señalar, para cada una la siguiente información:

I. Ingresos por donativos recibidos en efectivo de nacionales.

II. Ingresos por donativos recibidos en efectivo de extranjeros.

III. Ingresos por donativos recibidos en especie de nacionales.

IV. Ingresos por donativos recibidos en especie de extranjeros.

V. Ingresos obtenidos por arrendamiento de bienes.

VI. Ingresos obtenidos por dividendos.

VII. Ingresos obtenidos por regalías.

VIII. Ingresos obtenidos por intereses devengados a favor y ganancia cambiaria.

IX. Otros ingresos.

X. Erogaciones efectuadas por sueldos, salarios y gastos relacionados.

XI. Erogaciones efectuadas por aportaciones al Sistema de Ahorro para el Retiro, al Instituto del Fondo Nacional de la Vivienda para los Trabajadores, y jubilaciones por vejez.

XII. Erogaciones efectuadas por cuotas al Instituto Mexicano del Seguro Social.

XIII. Gastos administrativos.

XIV. Gastos operativos.

XV. Monto total de percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos.

El reporte deberá incluir las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento.

C. Para la generación del reporte a que se refiere el Apartado B de este artículo, la información se obtendrá de aquélla que las donatarias autorizadas estén obligadas a presentar en la declaración de las personas morales con fines no lucrativos correspondiente al ejercicio fiscal de 2019, a la que se refiere el tercer párrafo del artículo 86 de la Ley del Impuesto sobre la Renta.

La información sobre los gastos administrativos y operativos, así como de las percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos a que se refiere el Apartado B de este artículo, se obtendrá de los datos reportados a más tardar el 31 de julio de 2020, en la página de Internet del Servicio de Administración Tributaria en la Sección de Transparencia de Donatarias Autorizadas correspondiente al ejercicio fiscal de 2019, a que se refiere el artículo 82, fracción VI de la Ley del Impuesto sobre la Renta. Se entenderá por gastos administrativos y operativos lo siguiente:

I. Gastos administrativos: los relacionados con las remuneraciones al personal, arrendamiento de bienes muebles e inmuebles, teléfono, electricidad, papelería, mantenimiento y conservación, los impuestos y derechos federales o locales, así como las demás contribuciones y aportaciones que en términos de las disposiciones legales respectivas deba cubrir la donataria siempre que se efectúen en relación directa con las oficinas o actividades administrativas, entre otros. No quedan comprendidos aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

II. Gastos operativos: aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

La información a que se refieren los Apartados B y C de este artículo, no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 28. En el ejercicio fiscal de 2020, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2021, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios

Primero. La presente Ley entrará en vigor el 1 de enero de 2020, salvo lo dispuesto en el transitorio Séptimo, el cual entrará en vigor al día siguiente de la publicación en el Diario Oficial de la Federación del presente Decreto, mismo que será aplicable en el ejercicio fiscal de 2019 respecto de los recursos que las entidades federativas y municipios hayan reintegrado a la Tesorería de la Federación en dicho ejercicio, correspondientes a ejercicios fiscales de 2017 y 2018.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2019.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. Durante el ejercicio fiscal de 2020 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

Quinto. Durante el ejercicio fiscal 2020 las referencias que en materia de administración, determinación, liquidación, cobro, recaudación y fiscalización de las contribuciones se hacen a la Comisión Nacional del Agua en la Ley Federal de Derechos, así como en los artículos 51 de la Ley de Coordinación Fiscal y Décimo Tercero de las Disposiciones Transitorias del Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013 y las disposiciones que emanen de dichos ordenamientos se entenderán hechas también al Servicio de Administración Tributaria.

Sexto. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Séptimo. Las entidades federativas y municipios que cuenten con disponibilidades de recursos federales destinados a un fin específico previsto en ley, en reglas de operación, convenios o instrumentos jurídicos, correspondientes a ejercicios fiscales anteriores al 2020, que no hayan sido devengados y pagados en términos de las disposiciones jurídicas aplicables, deberán enterarlos a la Tesorería de la Federación, incluyendo los rendimientos financieros que hubieran generado. Los recursos correspondientes a los aprovechamientos que se obtengan, se destinarán por la Secretaría de Hacienda y Crédito Público, en términos de las disposiciones jurídicas aplicables, para apoyar a las entidades federativas que presenten un desequilibrio financiero que imposibilite el pago de compromisos de corto plazo o, en su caso y sujeto a la disponibilidad presupuestaria, para mejorar la infraestructura de las mismas, así como la atención de desastres naturales.

Para efectos de lo anterior, los aprovechamientos provenientes de los enteros que realicen las entidades federativas y municipios en términos del presente transitorio, respecto de ejercicios fiscales anteriores a la entrada en vigor de las obligaciones de reintegro a la Tesorería de la Federación establecidas en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública ni se cubrirán cargas financieras, siempre y cuando dichas disponibilidades hayan estado depositadas en cuentas bancarias de la entidad federativa y/o municipio.

Octavo. En el ejercicio fiscal de 2020, la Secretaría de Hacienda y Crédito Público a través del Servicio de Administración Tributaria deberá publicar estudios sobre la evasión fiscal en México. En la elaboración de dichos estudios deberán participar instituciones académicas de prestigio en el país, instituciones académicas extranjeras, centros de investigación, organismos o instituciones nacionales o internacionales que se dediquen a la investigación o que sean especialistas en la materia. Sus resultados deberán darse a conocer a las Comisiones de Hacienda y Crédito Público de ambas Cámaras del Congreso de la Unión, a más tardar 35 días después de terminado el ejercicio fiscal de 2020.

Noveno. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, durante el ejercicio fiscal 2020 y en ejercicio de las facultades que le confiere el artículo 22 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado requerirá a la Secretaría de Hacienda y Crédito Público los pagos correspondientes a los adeudos vencidos que tengan las dependencias o entidades de los municipios o de las entidades federativas, con cargo a las participaciones y transferencias federales de las entidades federativas y los municipios que correspondan.

La Secretaría de Hacienda y Crédito Público determinará el monto de los pagos a que se refiere el párrafo anterior con cargo a las participaciones y transferencias federales, garantizando que las entidades federativas cuenten con solvencia para la atención de sus necesidades primordiales.

El Instituto, conforme a los modelos autorizados por su órgano de gobierno, podrá suscribir con las entidades federativas y, en su caso, los municipios, dependencias y entidades de los gobiernos locales que correspondan, los convenios para la regularización de los adeudos que tengan con dicho Instituto por concepto de cuotas, aportaciones y descuentos. El plazo máximo para cubrir los pagos derivados de dicha regularización será de 15 años. Asimismo, en adición a lo previsto en artículo 22 de Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en el marco de la celebración de los referidos convenios, dicho Instituto deberá otorgar descuentos en los accesorios generados a las contribuciones adeudadas excepto los correspondientes a las cuotas y aportaciones que deban ser depositadas en las cuentas individuales de los trabajadores. Para tal efecto, deberán adecuar los convenios de incorporación voluntaria al régimen obligatorio de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, para incluir en el mismo lo dispuesto en el párrafo cuarto del artículo 204 de dicha Ley.

Para los efectos del párrafo anterior, el Instituto podrá aceptar como fuente de pago bienes inmuebles que se considerarán como dación en pago para la extinción total o parcial de adeudos distintos de las cuotas y aportaciones que deban depositarse a las cuentas individuales de los trabajadores. El Instituto determinará si los bienes a los que se refiere este párrafo, resultan funcionales para el cumplimiento de su objeto, asegurándose que se encuentren libres de cualquier gravamen o proceso judicial y que el monto del adeudo no sea mayor al valor del avalúo efectuado por el Instituto de Administración y Avalúos de Bienes Nacionales. En estos casos, la entidad federativa, municipio, dependencia o entidad del gobierno local, según corresponda, deberá cubrir los gravámenes y demás costos de la operación respectiva, los cuales no computarán para el cálculo del importe del pago.

Décimo. Las dependencias y entidades que coordinen la operación de fideicomisos públicos sin estructura orgánica, mandatos y análogos, salvo los que determine la Secretaría de Hacienda y Crédito Público, concentrarán en la Tesorería de la Federación, en términos de las disposiciones específicas que emita, los recursos públicos disponibles no comprometidos al 31 de diciembre de 2019 en dichos vehículos, salvaguardando en todo momento los derechos de terceros.

Los aprovechamientos que se generen se destinarán a gasto de inversión así como a programas de inversión que permitan cumplir con los objetivos del Plan Nacional de Desarrollo. Los programas de inversión deberán registrarse en la cartera de inversión en la Secretaría de Hacienda y Crédito Público.

Lo anterior no será obligatorio a los instrumentos jurídicos que por disposición expresa de ley los recursos públicos deban permanecer en el patrimonio o afectos a los mismos, así como a aquéllos en materia de pensiones y seguridad social, desastres naturales, infraestructura, estabilización de ingresos incluyendo al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, y aquellos que sirvan como mecanismo de garantía o fuente de pago de obligaciones a cargo del Gobierno Federal o sus entidades paraestatales.

Dicha dependencia deberá señalar en los informes trimestrales sobre la situación económica y las finanzas públicas, sobre el monto y el destino que dé a los recursos utilizados conforme a lo previsto en este párrafo.

Asimismo, las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público durante el primer trimestre del ejercicio fiscal, un informe de los fideicomisos, mandatos o análogos públicos susceptibles de extinguirse en términos de las disposiciones aplicables, lo anterior a efecto de que durante el ejercicio fiscal 2020 se lleven a cabo los actos necesarios para la extinción de dichos vehículos.

Décimo Primero. Los contratos de fideicomiso y mandato públicos deberán prever que la Secretaría de Hacienda y Crédito Público podrá disponer en cualquier momento del patrimonio de éstos, asimismo, deberán establecer la obligación de las instituciones fiduciarias o mandatarias, de concentrar trimestralmente en la Tesorería de la Federación bajo la naturaleza de aprovechamientos, los rendimientos financieros generados por la inversión del patrimonio fideicomitido o destinado para el cumplimiento de su objeto, salvo disposición de carácter general en contrario.

Las instituciones fiduciarias o mandatarias de fideicomisos, mandatos o análogos públicos, deberán concentrar de forma trimestral en la Tesorería de la Federación los intereses generados por dichos instrumentos financieros, salvo aquéllos que impliquen el pago de gastos de operación de dichos vehículos, bajo la naturaleza de aprovechamientos, y se destinarán a gasto en salud o de inversión en infraestructura, lo anterior con excepción de aquellos vehículos financieros que por disposición expresa de ley, decreto o determinación de la Secretaría de Hacienda y Crédito Público, dichos recursos deban permanecer afectos a su patrimonio o destinados al objeto correspondiente. Para efectos de lo anterior, las dependencias coordinadoras de dichos vehículos deberán realizar los actos necesarios para modificar en el primer semestre del ejercicio fiscal los instrumentos jurídicos respectivos.

Décimo Segundo. Se instruye a la institución fiduciaria del fideicomiso Fondo para el Fortalecimiento a la Infraestructura Portuaria para que durante el mes de marzo del presente ejercicio, concentre en la Tesorería de la Federación bajo la naturaleza de aprovechamientos los recursos que integran el patrimonio fideicomitido a esa fecha a fin de destinarlos, mediante el mecanismo que determine la Secretaría de Hacienda y Crédito Público, a proyectos de inversión de infraestructura económica para la construcción, ampliación o rehabilitación de puertos, así como para proyectos ferroviarios para transporte de carga y pasajeros que mejoren la conectividad entre los puertos.

Para efectos de lo anterior, a partir de la entrada en vigor del presente Decreto, el citado fideicomiso no podrá asumir compromisos adicionales y únicamente podrán llevarse a cabo los actos tendientes a su extinción, la cual deberá formalizarse a más tardar en el mes de junio del presente ejercicio fiscal. Las obligaciones asumidas que se tengan con terceros, serán cubiertas con cargo al presupuesto de la Secretaría de Comunicaciones y Transportes.

Décimo Tercero. Durante el primer semestre del ejercicio fiscal de 2020, la institución fiduciaria del Fideicomiso para la Infraestructura en los Estados deberá concentrar en la Tesorería de la Federación los recursos remanentes previstos en su patrimonio, de conformidad con las disposiciones jurídicas aplicables.

Los recursos correspondientes a los aprovechamientos que se obtengan, se destinarán por la Secretaría de Hacienda y Crédito Público a programas de inversión que permitan cumplir con los objetivos del Plan Nacional de Desarrollo, o bien, para los destinos establecidos en el Séptimo transitorio de esta Ley.

Décimo Cuarto. Durante el ejercicio fiscal de 2020, la Comisión Federal de Electricidad podrá implementar programas de regularización de la cartera vencida registrada en cuentas de orden y reservas de incobrables por consumo de energía eléctrica de entidades federativas, municipios, alcaldías de la Ciudad de México y organismos públicos prestadores de los servicios de agua potable, drenaje, alcantarillado, tratamiento y disposición de aguas residuales que dependan de éstos, a través de la celebración de convenios con cualquiera de las personas morales de la administración pública antes mencionadas.

Los programas serán vigentes en el ejercicio fiscal 2020 y se implementarán a través de la celebración de convenios a los que se refiere el párrafo anterior, se sujetarán, sin perjuicio de las demás disposiciones jurídicas aplicables, a las reglas de operación que al efecto emita la Secretaría de Hacienda y Crédito Público a más tardar dentro de los 60 días naturales siguientes a la entrada en vigor de la presente Ley, las cuales podrán considerar las características del solicitante, pudiéndose condonar el pago de hasta el 50 por ciento del adeudo, y que el resto de éste sea cubierto mediante parcialidades, y en caso de incumplimiento, los convenios permitirán que la Comisión Federal de Electricidad pueda solicitar a la Secretaría de Hacienda y Crédito Público la compensación parcial a cargo de las partidas federales que le correspondan a las entidades federativas, de conformidad con lo establecido en el último párrafo del artículo 9o. de la Ley de Coordinación Fiscal y las disposiciones derivadas de éste, previendo que las entidades federativas, municipios o alcaldías de la Ciudad de México cuenten con solvencia para la atención de sus requerimientos de gasto público.

Décimo Quinto. Con el fin de promover el saneamiento de los créditos adeudados por concepto de cuotas obrero patronales, capitales constitutivos y sus accesorios, con excepción de las cuotas del seguro de retiro, cesantía en edad avanzada y vejez, por parte de Entidades Federativas, Municipios y Organismos Descentralizados que estén excluidas o no comprendidas en leyes o decretos como sujetos de aseguramiento, se autoriza al Instituto Mexicano del Seguro Social durante el Ejercicio Fiscal de 2020 a suscribir convenios de pago en parcialidades a un plazo máximo de hasta 6 años.

Para tal efecto, las participaciones que con cargo al Fondo General de Participaciones corresponda recibir a las Entidades Federativas y los Municipios, así como a sus respectivos Entes Públicos, servirán como fuente de pago de los importes convenidos, por lo que la Secretaría de Hacienda y Crédito Público retendrá el monto correspondiente a las parcialidades determinadas en los convenios y realizará el entero directo de dichos importes al Instituto Mexicano del Seguro Social, garantizando con ello la adecuada financiación de los servicios de salud y seguridad social.

Ciudad de México, a 5 de noviembre de 2019.- Dip. **Laura Angélica Rojas Hernández**, Presidenta.- Sen. **Mónica Fernández Balboa**, Presidenta.- Dip. **Ma. Sara Rocha Medina**, Secretaria.- Sen. **Primo Dothé Mata**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a 22 de noviembre de 2019.- **Andrés Manuel López Obrador**.- Rúbrica.- La Secretaria de Gobernación, Dra. **Olga María del Carmen Sánchez Cordero Dávila**.- Rúbrica.

DOF: 11/12/2019

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2020.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ANDRÉS MANUEL LÓPEZ OBRADOR, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2020

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS

DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2020, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto, deba remitirse a la Cámara de Diputados será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y demás disposiciones aplicables, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto aprobado, por ramo y entidad.

Artículo 2. Los ejecutores de gasto, en el manejo de los recursos públicos federales, deberán observar las disposiciones establecidas en la Ley General de Transparencia y Acceso a la Información Pública y en la Ley Federal de Transparencia y Acceso a la Información Pública.

La información a que se refiere el artículo 70, fracción XXI, de la Ley General de Transparencia y Acceso a la Información Pública, se pondrá a disposición del público en los términos que establezca este Presupuesto de Egresos y en la misma fecha en que se entreguen los informes trimestrales al Congreso de la Unión.

En el portal electrónico de transparencia en materia presupuestaria que administra la Secretaría, se publicará, en formato de datos abiertos, al menos, lo siguiente:

I. La información del proyecto de Presupuesto de Egresos y del Presupuesto de Egresos aprobado;

II. Información trimestral, desagregada de manera mensual, y de Cuenta Pública respecto del Presupuesto de Egresos aprobado, modificado, ejercido y pagado;

III. La información que permita identificar, a partir de las reglas de operación, las características de los programas presupuestarios que correspondan, así como la información sobre las poblaciones potencial, objetivo y atendida de aquellos considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social;

IV. El avance de los proyectos de infraestructura aprobados en el Presupuesto de Egresos con base en los reportes que, de conformidad con la normativa aplicable, realicen las dependencias y entidades, las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, incluyendo además, la ubicación geográfica de dichos proyectos;

V. Los padrones de beneficiarios que las dependencias y entidades incorporen respecto de los subsidios que otorguen un beneficio social directo a la población; en términos de los lineamientos que emita la Secretaría, y

VI. La demás información que coadyuve a la transparencia y rendición de cuentas del gasto público federal, en los términos que determine la Secretaría.

La información a la que se refieren las fracciones I y II del presente artículo, deberá publicarse con la desagregación a nivel de capítulo, concepto y partidas genérica y específica, de conformidad con el Clasificador por Objeto del Gasto vigente.

Las dependencias y entidades deberán proporcionar a la Secretaría, en los términos y plazos que ésta determine, la información que permita dar cumplimiento al presente artículo.

Las entidades federativas, y por conducto de estas, los municipios y las demarcaciones territoriales de la Ciudad de México, deberán dar cumplimiento a lo previsto en este artículo a través de sus entes competentes, cuando así corresponda.

Los ejecutores de gasto deberán remitir a la Cámara de Diputados la información que esta les solicite en relación con sus respectivos presupuestos, en los términos de las disposiciones generales aplicables. Dicha solicitud se realizará por los órganos de gobierno de la Cámara o por las comisiones competentes.

En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría y las entidades estarán obligadas a proporcionar a la Función Pública y a la Auditoría, en el ámbito de sus respectivas competencias y en los términos de las disposiciones aplicables, la información que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley General de Responsabilidades Administrativas y de las demás disposiciones aplicables.

CAPÍTULO II

De las erogaciones

Artículo 3. El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de $6,107,732,400,000, y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de $547,140,800,000.

Artículo 4. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos de este Presupuesto de Egresos, de acuerdo con lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a IX, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto, en términos de lo que se señala en el artículo 27 del mismo;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este

Decreto;

VI. El capítulo específico que incorpora el monto máximo anual de gasto programable para atender los compromisos de pago requeridos para los nuevos proyectos de asociación público-privada y para aquellos autorizados en ejercicios fiscales anteriores, así como la información de cada uno de ellos, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A de este Decreto y en el Tomo VIII de este Presupuesto de Egresos;

VII. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo VII de este Presupuesto de Egresos;

VIII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 24 de este Decreto y en los Tomos III a VI de este Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, inciso E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero, así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

X. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XI. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2o., Apartados B y C, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; se presentan desglosados por ramo y programa presupuestario;

XII. Los recursos para el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XIII. El monto total de los recursos previstos para el Programa Especial de Ciencia, Tecnología e Innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 12 de este Decreto;

XIV. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto;

XV. El presupuesto consolidado de la Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios, conforme al artículo 24 de la Ley de Transición Energética, se señala en el Anexo 15 de este Decreto;

XVI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto;

XVII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto.

Las previsiones para servicios personales del Ramo General referidos en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 17 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, solo en el caso de la Ciudad de México se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto.

En términos de lo establecido en el artículo 38 de la Ley de Coordinación Fiscal, la Secretaría deberá distribuir los recursos del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal a que se refiere el inciso a) del artículo 36 de esa Ley, en proporción directa al número de habitantes con que cuenta cada entidad federativa, de acuerdo con la información estadística más reciente que al efecto emita el Instituto Nacional de Estadística y Geografía. Por lo anterior, para el cálculo de la distribución deberá considerar la última información trimestral de población por entidad federativa dada a conocer por el Instituto referido, en la Encuesta Nacional de Ocupación y Empleo.

En términos de lo establecido en el artículo 46 de la Ley de Coordinación Fiscal, la Secretaría deberá distribuir los recursos del Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas a las entidades federativas, con base en la fórmula señalada en ese artículo, sujetándose a lo siguiente:

a) Para determinar la variable $PIBpc_i$, definida como la última información oficial del Producto Interno Bruto per cápita que hubiere dado a conocer el Instituto Nacional de Estadística y Geografía para la entidad i, en caso de no estar disponible esa información, se deberá tomar en cuenta la última información del Producto Interno Bruto Anual que dé a conocer el Instituto referido, misma que se dividirá entre la información de la última publicación de proyección de la población a mitad de año con información anual, que dé a conocer el Consejo Nacional de Población. Cabe señalar, que ambas variables deberán corresponder al mismo año para cada entidad federativa, y

b) Con respecto a la variable n_i, definida como la última información oficial de población que hubiere dado a conocer el Instituto Nacional de Estadística y Geografía para la entidad i, se deberá considerar la última información trimestral de población por entidad federativa, que dé a conocer el Instituto referido, en la Encuesta Nacional de Ocupación y Empleo;

XIX. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos;

XX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 24 de este Decreto;

XXI. Los programas sujetos a reglas de operación se señalan en el Anexo 25 de este Decreto, y

XXII. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 26 de este Decreto.

Los Anexos 14, 16 al 19 y 28 al 30 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; la conservación y mantenimiento carretero; subsidios para organismos descentralizados estatales, y la distribución del programa hidráulico: subsidios para entidades federativas.

Asimismo, en el Anexo 27 de este Decreto se consideran los recursos para el Programa Nacional de Reconstrucción, que tendrá por objeto atender a la población afectada por los sismos de septiembre de 2017 y febrero de 2018, con un enfoque de derechos humanos, de conformidad con las declaratorias correspondientes conforme a lo previsto en la Ley General de Protección Civil. La aplicación y erogación de los recursos que se otorgarán a través de este Programa, así como su seguimiento, control, rendición de cuentas y transparencia, se sujetarán a las reglas de operación que emita la Secretaría de Desarrollo Agrario, Territorial y Urbano.

Artículo 5. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos.

Artículo 6. Para el ejercicio fiscal 2020 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$62,623,500,000 y un techo de gasto de servicios personales de $93,746,880,731. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $0, y un techo de gasto de servicios personales de $60,406,238,137.

Artículo 7. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $825,062,882,280. El Gobierno Federal aportará al Instituto la cantidad de $107,653,564,617, como aportaciones para los seguros; dispondrá de la cantidad de $344,161,712,398, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995; aportará la cantidad de $5,204,756,181, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley, y aportará la cantidad de $498,800,000, para atender lo dispuesto en el artículo Segundo transitorio del Decreto por el que se adicionan diversas disposiciones de la Ley del Seguro Social, de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y de la Ley Federal del Trabajo, publicado en el Diario Oficial de la Federación el 4 de junio de 2019.

Durante el ejercicio fiscal 2020, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $28,954,162,694, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO

DEL FEDERALISMO

CAPÍTULO ÚNICO

De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales de la Ciudad de México

Artículo 8. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales de la Ciudad de México, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, la Ley General de Contabilidad Gubernamental, este Presupuesto de Egresos y las demás disposiciones jurídicas aplicables, así como, en su caso, los convenios correspondientes, mismos que deberán ser públicos en términos de la normativa correspondiente;

III. Los proyectos de infraestructura que realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, con cargo a los recursos de los fondos del Ramo General 23 Provisiones Salariales y Económicas, deberán incluir la leyenda siguiente: "Esta obra fue realizada con recursos públicos federales", sin perjuicio de las demás que establezca el presente Decreto.

La Secretaría deberá publicar de forma trimestral, en el portal electrónico de transparencia en materia presupuestaria, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23 Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado, su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;

IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales de la Ciudad de México, será establecido por las dependencias a cargo de los respectivos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que les correspondan en las cuentas bancarias productivas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo con el calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Antes del vencimiento del plazo a que se refiere el párrafo anterior, las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga para realizar la aportación correspondiente de recursos locales, hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan, una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracción IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo, de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). Dichos recursos se considerarán devengados al momento de su aportación al patrimonio de este Fideicomiso. En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo con un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones que lleven a cabo sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destine a la atención de necesidades directamente vinculadas con la seguridad pública y la prevención de la violencia con perspectiva de género y enfoque de Derechos Humanos.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal que se otorguen a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México para la seguridad pública, promoverá y vigilará que su aplicación se oriente al cumplimiento de los ejes estratégicos y programas con prioridad nacional definidos por dicho Consejo, así como que su erogación se realice en términos de la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales de la Ciudad de México, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México, en el ejercicio de los recursos que les sean transferidos para seguridad pública a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo de desarrollo y operación policial previsto en la ley de la materia, conforme a los ejes estratégicos aprobados por el Consejo Nacional de Seguridad Pública, y

X. Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2020 a sus municipios o demarcaciones territoriales, según corresponda.

Artículo 9. El presente Presupuesto de Egresos incluye la cantidad de $4,000,000,000 para el otorgamiento del subsidio para el fortalecimiento del desempeño en materia de seguridad pública, con la finalidad de favorecer a los municipios y demarcaciones territoriales de la Ciudad de México y, en su caso, a las entidades federativas que ejerzan de manera directa o coordinada la función, que realicen un fortalecimiento destacado del desempeño en seguridad pública, de sus capacidades institucionales y policiales.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a los lineamientos que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública en alineación con los programas con prioridad nacional definidos por el Consejo Nacional de Seguridad Pública, con el objeto de apoyar la profesionalización, la certificación y el equipamiento de los elementos policiales de las instituciones de seguridad pública, así como al fortalecimiento tecnológico, de equipo e infraestructura de las instituciones de seguridad pública y a la prevención social de la violencia y la delincuencia.

A más tardar el 15 de febrero, el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública publicará en el Diario Oficial de la Federación los lineamientos a que se refiere este artículo, los cuales incluirán lo siguiente:

I. Los requisitos y procedimientos para la gestión, administración y evaluación de los recursos, mismos que establecerán, entre otros, los plazos para la solicitud y entrega de recursos, así como el porcentaje de participación que deberán cubrir los beneficiarios como aportación;

II. La fórmula de elegibilidad y distribución de recursos.

En dicha fórmula deberá tomarse en consideración, entre otros, el número de habitantes; el estado de fuerza de los elementos policiales; la eficiencia en el combate a la delincuencia; la incidencia delictiva en los municipios y demarcaciones territoriales y las características asociadas a los mismos, como son: destinos turísticos, zonas fronterizas, conurbados y aquellos afectados por su proximidad geográfica a otros con alta incidencia delictiva, y

III. La lista de municipios y demarcaciones territoriales beneficiarios del subsidio y el monto de asignación correspondiente a cada uno.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública deberá suscribir los convenios específicos de adhesión y sus anexos técnicos, con las entidades federativas y con los beneficiarios del subsidio, a más tardar el 15 de marzo de 2020.

En dichos convenios deberán preverse los términos de la administración de los recursos del subsidio con base en las siguientes modalidades:

a) Ejercicio directo de la función de seguridad pública en el municipio o demarcación territorial por la entidad federativa;

b) Ejercicio directo de la función de seguridad pública por el municipio o demarcación territorial, o

c) Ejercicio coordinado de la función de seguridad pública entre ambos.

En los casos de los incisos b) y c) deberá estipularse el compromiso de las entidades federativas de entregar el monto correspondiente de los recursos a los municipios o demarcaciones territoriales, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que aquéllas reciban los recursos de la Federación.

En los convenios se podrá establecer la posibilidad de realizar compras en forma consolidada y la transferencia de recursos en especie por parte de la Federación a los beneficiarios, así como otros mecanismos que faciliten el ejercicio de los subsidios.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

Artículo 10. La Secretaría, a más tardar el último día de febrero, emitirá las disposiciones para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a las 10 entidades federativas con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a permitir el acceso de la población a los servicios básicos de educación y salud, mantener e incrementar el capital físico o la capacidad productiva, así como de infraestructura básica; mediante la construcción, rehabilitación y ampliación de infraestructura pública y su equipamiento.

Los recursos de este fondo se aplicarán a través del fideicomiso público denominado Fondo Regional constituido por la Secretaría, los cuales se considerarán devengados al momento de su aportación a ese instrumento jurídico. La aprobación de los proyectos de infraestructura propuestos por las entidades federativas estará a cargo del comité técnico del fideicomiso. Los recursos que autorice el comité técnico del fideicomiso en el mes de diciembre del presente ejercicio fiscal podrán ser ministrados a las entidades federativas durante el primer bimestre del ejercicio fiscal siguiente.

El 50 por ciento de los recursos del Fondo se destinará a los estados de Chiapas, Guerrero y Oaxaca, y el restante 50 por ciento a las siete entidades federativas con menor índice de desarrollo humano, en términos de las disposiciones que emita la Secretaría.

Los aprovechamientos enterados en términos del artículo Séptimo transitorio de la Ley de Ingresos, que deriven de recursos que se otorgaron con cargo al fideicomiso Fondo Regional se aportarán al patrimonio de ese fideicomiso para ser destinados a programas y proyectos de las entidades federativas conforme a las disposiciones que regulan el Fondo, y

II. Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad.

La asignación prevista para los fondos a que se refiere el presente artículo se contempla en el Anexo 20 de este Decreto.

Del monto total asignado a cada uno de los fondos previstos en este artículo, la Secretaría podrá destinar hasta el 1 por ciento para la administración de los mismos, y transferirá a la Auditoría una cantidad equivalente al 1 al millar de los montos aprobados en cada uno de estos fondos, para su fiscalización.

Las entidades federativas que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración y veracidad de la información técnica que presenten a la Secretaría para la solicitud de los recursos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que tengan conferidas las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o, en su caso, en otros medios accesibles a los ciudadanos.

En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura.

Artículo 11. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se aplicarán a través del fideicomiso público denominado Fondo Metropolitano constituido por la Secretaría, los cuales se considerarán devengados al momento de su aportación a ese instrumento jurídico. La aprobación de los programas y proyectos de infraestructura propuestos por las entidades federativas estará a cargo del comité técnico del fideicomiso.

Los aprovechamientos enterados en términos del artículo Séptimo transitorio de la Ley de Ingresos, que deriven de recursos que se otorgaron con cargo al fideicomiso Fondo Metropolitano se aportarán al patrimonio de ese fideicomiso para ser destinados a programas y proyectos de infraestructura de las entidades federativas conforme a las disposiciones que regulan el Fondo.

Los Consejos para el Desarrollo Metropolitano o los órganos equivalentes de carácter estatal propondrán, por conducto de los gobiernos estatales, los programas o proyectos de infraestructura a un comité integrado por dos representantes de la Secretaría, dos representantes de la Secretaría de Desarrollo Agrario, Territorial y Urbano, y un representante de la Secretaría de Medio Ambiente y Recursos Naturales, con derecho a voz y voto; así como con la representación de la presidencia y una secretaría de la Comisión Legislativa de la Cámara de Diputados del H. Congreso de la Unión correspondiente al sector, únicamente con derecho a voz, considerando las características demográficas, económicas y sociales de las zonas metropolitanas definidas por el grupo interinstitucional.

Dicho Comité será presidido por la Secretaría y corresponderá a la Secretaría de Desarrollo Agrario, Territorial y Urbano emitir las disposiciones específicas que establecerán los criterios, requisitos y procedimientos para el otorgamiento de los recursos del Fondo, los cuales deberán contemplar la densidad poblacional de cada una de las zonas metropolitanas, el nivel de ingresos, factores e indicadores de competitividad y el manejo responsable de las finanzas públicas con un nivel bajo o de cero endeudamiento, así como aquellas obras inconclusas que han sido financiadas por el fondo metropolitano.

El Comité Técnico a través de la Secretaría de Desarrollo Agrario, Territorial y Urbano, emitirá a más tardar el último día del mes de enero las disposiciones específicas que establecerán los criterios, requisitos y procedimientos para el otorgamiento de los recursos del Fondo, incluyendo los lineamientos del fondo, las reglas de operación del Comité Técnico y la hoja con los criterios de dictaminación de los proyectos de inversión, en el Diario Oficial de la Federación.

El Comité Técnico deberá sesionar cuando menos una vez al mes a partir del mes de abril para estudiar, analizar y, en su caso, aprobar o rechazar los proyectos de inversión, notificando sus resoluciones a los proponentes en un término de diez días posteriores a la sesión que corresponda.

Los recursos del Fondo se destinarán a las zonas metropolitanas definidas por el grupo interinstitucional conformado por la Secretaría de Desarrollo Agrario, Territorial y Urbano, el Instituto Nacional de Estadística y Geografía y el Consejo Nacional de Población, de conformidad con los programas y proyectos de infraestructura que apruebe el comité referido en el párrafo anterior. Con el propósito de apoyar a las zonas metropolitanas con mayor rezago, el 30 por ciento de los recursos autorizados en el presente Decreto correspondientes al Fondo Metropolitano, se destinarán a las veinte zonas metropolitanas con mayor rezago, de acuerdo con el Índice de Desarrollo Humano por zona metropolitana publicado por el Programa de las Naciones Unidas para el Desarrollo.

Los recursos del Fondo Metropolitano se destinarán prioritariamente para la elaboración de programas de ordenamiento metropolitano, programas y proyectos de infraestructura con impacto metropolitano; los cuales deberán demostrar ser viables y sustentables, orientados a promover la adecuada planeación, el desarrollo regional, urbano, el transporte público, transporte público eléctrico, la movilidad motorizada eléctrica y la movilidad activa, entendiéndose como caminar, andar en bicicleta o cualquier otra forma de vehículo impulsado por tracción humana y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas, en términos de los lineamientos del fondo, reglas de operación, y demás disposiciones aplicables.

Para garantizar lo anterior, la Secretaría de Desarrollo Agrario, Territorial y Urbano emitirá un dictamen de impacto metropolitano, de acuerdo con lo establecido en el artículo 35 de la Ley General de Asentamientos Humanos, Ordenamiento Territorial y Desarrollo Urbano, el cual será presentado a los Consejos de Desarrollo Metropolitano respectivos y al Comité Técnico para su consideración como parte de los criterios de selección de proyectos.

Los Consejos para el Desarrollo Metropolitano podrán solicitar al Comité Técnico del Fondo, recursos para la elaboración de Planes de Desarrollo Metropolitano y Programa de Ordenamiento Metropolitano de mediano y largo plazo, según lo previsto en los artículos 23, fracción III; 31, 32, 33, 34, 35, 36 y 37 de la Ley General de Asentamientos Humanos, Ordenamiento Territorial y Desarrollo Urbano, así como para otros instrumentos de planeación establecidos en la misma Ley.

Los Consejos para el Desarrollo Metropolitano podrán solicitar recursos para financiar la creación y equipamiento de un Instituto de Planeación Metropolitana u organismo equivalente. Este apoyo será por única vez para cada Instituto, por lo cual no podrá incluir gastos de operación. Para ejercer el recurso de este componente será requisito la firma de un convenio de colaboración que garantice el funcionamiento futuro del Instituto mediante el financiamiento conjunto de los gobiernos municipales y estatales que conforman la zona metropolitana.

Los recursos del Fondo podrán destinarse a la ejecución de fases específicas de proyectos de infraestructura con alto beneficio social para las entidades federativas y que, por su magnitud, su realización comprende varios ejercicios fiscales, lo anterior sujeto a la disponibilidad de recursos del Fondo y al periodo de ejecución de las fases del proyecto.

Los programas y proyectos de infraestructura a los que se destinen los recursos federales del Fondo Metropolitano deberán guardar congruencia con los programas en materia de infraestructura, desarrollo regional y urbano correspondientes; así como, con el Plan Nacional de Desarrollo, y estar alineados a los planes estatales y municipales de desarrollo urbano.

Para la determinación de la elaboración de programas de ordenamiento metropolitano, programas y proyectos de infraestructura con impacto metropolitano, que someterán a consideración del comité a que se refiere este artículo, los gobiernos de las entidades federativas a través de su Consejo para el Desarrollo Metropolitano o el órgano equivalente de carácter estatal en los cuales deberán estar representados los municipios que integren las zonas metropolitanas, observando en todo momento los criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad eléctrica y activa considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

El Consejo para el Desarrollo Metropolitano o el órgano equivalente de carácter estatal establecerá los mecanismos de participación y de presentación de programas y proyectos de infraestructura por parte de los municipios o demarcaciones territoriales de la Ciudad de México.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Los municipios y las demarcaciones territoriales de la Ciudad de México, por conducto de sus representantes, podrán participar en las sesiones del Consejo para el Desarrollo Metropolitano postulando programas y proyectos de infraestructura, presentando iniciativas y propuestas en el marco del objeto y fines del Fondo Metropolitano, en términos de las disposiciones aplicables al Fondo.

Dicho Consejo deberá quedar instalado y aprobar a más tardar el último día del mes de abril, la cartera de proyectos que se enviará al Comité.

Las entidades federativas deberán reportar trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados, a la Secretaría y a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Las entidades federativas que conforman cada zona metropolitana deberán publicar trimestralmente en sus páginas de Internet la información actualizada respecto de la autorización de la asignación de recursos del Fondo Metropolitano.

La Secretaría podrá destinar hasta el 1 por ciento del monto total asignado al Fondo, para la administración del mismo, y transferirá a la Auditoría una cantidad equivalente al 1 al millar del monto aprobado del Fondo, para su fiscalización.

Los Consejos de Desarrollo Metropolitano deberán privilegiar la presentación de proyectos referentes al desarrollo de infraestructura urbana, medio ambiente, ciudades sustentables, seguridad vial, y movilidad, ante el Comité Técnico del Fondo, para el fortalecimiento de las zonas metropolitanas.

Artículo 12. Las entidades federativas y, en su caso, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con recursos del Ramo General 23 deberán reportar a la Secretaría, en los términos que ésta determine y a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información del contrato bajo el cual se realicen dichos proyectos, su ubicación geográfica, informes sobre sus avances y, en su caso, evidencias de conclusión. Las entidades federativas serán responsables de la veracidad de la información reportada.

TÍTULO TERCERO

DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I

Disposiciones Generales

Artículo 13. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto de Egresos, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y demás disposiciones jurídicas aplicables, según corresponda. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1o. de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio fiscal, éstas deberán canalizarse a los programas y Tomos aprobados en este Presupuesto de Egresos. El destino de los subejercicios será informado conforme a las disposiciones legales aplicables.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados, en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

CAPÍTULO II

De las disposiciones de austeridad y disciplina presupuestaria

Artículo 14. Las dependencias y entidades se sujetarán a las disposiciones de austeridad y disciplina presupuestaria que se establezcan en los términos del Título Tercero, Capítulo IV, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Sin perjuicio de lo anterior, las dependencias y entidades observarán las disposiciones siguientes:

I. En la administración de los recursos públicos federales se prohíben gastos excesivos u onerosos;

II. No crear plazas, salvo que se cuente con la previsión presupuestaria aprobada para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas;

III. Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 24 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2019;

IV. Las dependencias y entidades no podrán crear estructuras orgánicas y ocupacionales excesivas, y se sujetarán a lo que establezcan la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias;

V. En la adquisición y en los arrendamientos de inmuebles se buscará la máxima economía, eficiencia y funcionalidad, y procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio.

El Instituto de Administración y Avalúos de Bienes Nacionales continuará las acciones para el mejor uso y aprovechamiento inmobiliario que considere, entre otras, la puesta a disposición de inmuebles desaprovechados, mismos que podrán ser utilizados para resolver necesidades de otras instituciones públicas o, en su defecto, para su desincorporación y enajenación. Para tal efecto, dicho Instituto actualizará el programa de aprovechamiento inmobiliario federal mismo que deberá publicarse en su portal de Internet, así como podrá realizar verificaciones a los inmuebles que así considere, previo aviso a la institución pública de que se trate. Las acciones derivadas del programa deberán sujetarse al presupuesto aprobado para las dependencias y entidades;

VI. La remodelación de oficinas no se realizará por cuestiones estéticas ni se adquirirá mobiliario de lujo, y se limitará, de acuerdo con el presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más accesible y eficiente la atención al público;

VII. No procederá la adquisición o arrendamiento de vehículos de lujo. Se podrá realizar la adquisición o arrendamiento de vehículos siempre y cuando resulten indispensables para destinarse en forma exclusiva al uso oficial, aquéllos que presten directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas, y se deberá optar preferentemente por vehículos con tecnología que genere menores daños ambientales. Queda prohibido cualquier uso privado de esos vehículos;

VIII. Se prohíbe el derroche de energía eléctrica, agua, servicios de telefonía fija y móvil, gasolinas e insumos financiados por el erario;

IX. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, bienes de tecnologías de información y comunicaciones, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles; para tal efecto las dependencias y entidades podrán realizar las transferencias de recursos fiscales conforme a las disposiciones aplicables.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado.

La Secretaría fungirá como área consolidadora de los procedimientos de adquisición de bienes y contratación de servicios que esta determine, en términos de las disposiciones jurídicas aplicables;

X. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza, y

XI. La Secretaría podrá establecer mecanismos financieros de cobertura de riesgos para atender obligaciones contingentes relacionadas con bienes culturales de las dependencias y entidades, considerando las asignaciones con las que cuenten para tal fin, así como de aquellas obras de arte que ingresen al territorio nacional para su exhibición al público en general.

Las dependencias y entidades proporcionarán a la Secretaría, en los términos que ésta determine, la información relacionada con los contratos que impliquen la erogación de recursos públicos, la cual será pública, en formato de datos abiertos. Para ello, se integrará la información que al respecto contenga el sistema CompraNet o, en su caso, el que determine la Secretaría, en términos de las disposiciones jurídicas aplicables.

La Secretaría, desde el ámbito del control presupuestario, podrá autorizar en casos excepcionales modalidades específicas de aplicación de las medidas de austeridad y disciplina presupuestaria referidas en las fracciones anteriores, o bien en los supuestos que las dependencias y entidades que sean objeto de reformas jurídicas, de nueva creación o cuando se realicen modificaciones a su estructura programática.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto de la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

La Secretaría reportará en los informes trimestrales las variaciones en el gasto corriente estructural.

Artículo 15. En materia de comunicación social, los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, se sujetarán a la Ley General de Comunicación Social y a las demás disposiciones jurídicas aplicables. En el caso de las dependencias y entidades, adicionalmente, se sujetarán a la política de comunicación social del Gobierno Federal que formule la Oficina de la Presidencia de la República, con la intervención que corresponda a la Secretaría de Gobernación. Asimismo, los ejecutores de gasto deberán observar lo siguiente:

I. Podrán destinar recursos presupuestarios para la difusión de campañas de comunicación social, a través de la radio y la televisión, siempre y cuando hayan solicitado los tiempos oficiales, y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Solo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia;

II. Las dependencias y entidades registrarán la información a la que se refiere el artículo 33 de la Ley General de Comunicación Social, en el sistema respectivo, de conformidad con las disposiciones generales que para tal efecto publique la Secretaría de Gobernación, en el Diario Oficial de la Federación, de conformidad con la Ley señalada;

III. Las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente;

IV. Durante el ejercicio fiscal no podrán realizarse ampliaciones y/o traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo que dichos recursos se destinen a mensajes para atender situaciones de carácter preventivo o contingente; que se requieran para la promoción comercial de las entidades para que generen mayores ingresos; que tengan como propósito promover a México como destino turístico en el extranjero, o que se realicen con cargo a los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización del programa de comunicación social o bien de la modificación respectiva, para lo cual señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría;

V. Dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados conforme a la fracción anterior, el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, presentará a la Cámara de Diputados a través de la Comisión competente, un informe con las razones que justifican la ampliación o traspaso correspondiente, así como su cuantía y modalidades de ejercicio;

VI. Las erogaciones realizadas en materia de comunicación social se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura geográfica, circulación certificada y pautas de difusión en relación con el medio de comunicación que corresponda;

VII. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

VIII. La Función Pública, en términos de lo dispuesto en la Ley General de Comunicación Social, a través del sistema respectivo dará seguimiento al registro que realicen las dependencias y entidades sobre las erogaciones en materia de Comunicación Social;

IX. El gasto en comunicación social aprobado en este Presupuesto de Egresos deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables, y

X. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, que cuenten con recursos en este Presupuesto de Egresos para Comunicación Social, deben elaborar sus respectivos Programas Anuales de Comunicación Social, de conformidad y en los términos de la legislación aplicable.

Artículo 16. Para lograr una mayor transparencia en materia de contrataciones públicas, promover la reactivación económica y fortalecer las cadenas productivas, las dependencias y entidades que realicen adquisiciones de bienes y contratación de servicios o de obra pública, se sujetarán al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., a fin de dar de alta en el mismo las cuentas por pagar a sus proveedores o contratistas, apegándose a las disposiciones generales aplicables a dicho Programa.

Con el propósito de fomentar la transparencia, tratándose de las empresas productivas del Estado, éstas podrán incorporarse al Programa de Cadenas Productivas, con el objeto de que sus proveedores y contratistas sean beneficiados con este Programa.

El registro de las cuentas por pagar deberá realizarse de acuerdo con los plazos definidos en dichas disposiciones, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Nacional Financiera, S.N.C., con el apoyo de dichas dependencias y entidades, y en su caso, las empresas productivas del Estado, promoverá la utilización del Programa de Cadenas Productivas con los proveedores y contratistas del sector público y reportará los avances que se presenten en los Informes Trimestrales.

La información a que se refiere este artículo será pública, conforme a las disposiciones legales aplicables.

CAPÍTULO III

De los servicios personales

Artículo 17. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA), en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 24 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 14, fracción II, de este Decreto;

III. Las previsiones a que se refiere el Anexo 24 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia, y

c) Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.

Artículo 18. Las remuneraciones autorizadas a los servidores públicos de la Federación se integran en términos de las percepciones previstas en el presente Decreto, en su Anexo 23 y en el Tomo IX de este Presupuesto de Egresos, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual solo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

En aquellos puestos de personal militar y, en su caso, en los que se establezcan en las disposiciones específicas que emita la Secretaría y la Función Pública, respecto de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Las remuneraciones de los servidores públicos a que se refiere este párrafo, incluyendo los conceptos extraordinarios señalados, deberán sujetarse en todo momento a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.

La Función Pública evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario.

La Secretaría podrá autorizar, en términos de las disposiciones específicas que emita, el otorgamiento de compensaciones económicas para el personal que integra la Guardia Nacional como parte de su sistema de remuneraciones, así como de los sistemas complementarios de seguridad social, sin que lo anterior comprometa recursos de largo plazo mayores a los autorizados en los términos de este Decreto.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en la presente fracción, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los límites de remuneración mensual para la Administración Pública Federal se integran en términos de las percepciones previstas en el presente Decreto y, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 23.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos de las percepciones ordinarias presentadas en el Anexo 23.1. no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

b) La remuneración ordinaria total líquida mensual neta autorizada al Presidente de la República para el ejercicio fiscal de 2020 se incluye en el Anexo 23.1.2. de este Decreto, y

c) La remuneración total anual de percepciones ordinarias autorizada al Presidente de la República para el ejercicio fiscal de 2020 se incluye en el Anexo 23.1.3. de este Decreto;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los límites correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I, primer párrafo, de este artículo, se presentan en los Anexos siguientes de este Decreto:

a) Anexo 23.2. Ramo 01: Cámara de Senadores;

b) Anexo 23.3. Ramo 01: Cámara de Diputados;

c) Anexo 23.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 23.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 23.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 23.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 23.8. Ramo 22: Instituto Nacional Electoral;

h) Anexo 23.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 23.10. Ramo 41: Comisión Federal de Competencia Económica;

j) Anexo 23.11. Ramo 43: Instituto Federal de Telecomunicaciones;

k) Anexo 23.12. Ramo 44: Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales;

l) Anexo 23.13. Ramo 49: Fiscalía General de la República, y

m) Anexo 23.14. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo IX de este Presupuesto de Egresos.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 23.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

No se autoriza a los ejecutores de gasto el pago de Seguros de Separación Individualizada que no den cumplimiento estricto a las condiciones dispuestas en la fracción IV del párrafo segundo del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.

Artículo 19. Los servidores públicos de mando y personal de enlace de las dependencias y entidades solo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

En los procesos de revisión de las condiciones generales de trabajo y de los contratos colectivos de trabajo que realicen las dependencias y entidades se deberán sujetar a su presupuesto autorizado.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo un reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 20. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto de sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, solo podrán comprender hasta 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia y desempeño del servicio durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, derivada de una reforma legal o a ordenamientos de carácter administrativo, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines.

Artículo 21. La Secretaría, en el ámbito de su competencia, podrá establecer un mecanismo para cubrir una compensación económica a los servidores públicos por la terminación de la relación laboral como consecuencia de reestructuraciones a la Administración Pública Federal; la desincorporación de entidades; la cancelación de plazas, o la eliminación de unidades administrativas de las dependencias o entidades, en los términos de las disposiciones específicas que, al efecto, emita la propia Secretaría.

Dichas disposiciones específicas establecerán, entre otros aspectos, los montos de la compensación económica, los cuales se podrán cubrir con recursos del Ramo General 23 Provisiones Salariales y Económicas o conforme al mecanismo presupuestario y de pago que se determine; los tipos de personal que podrán acogerse al mismo, considerando no afectar la prestación de servicios públicos; así como el procedimiento que deberán seguir las dependencias y entidades correspondientes para su aplicación.

Artículo 22. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores del Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV

De la igualdad entre Mujeres y Hombres

Artículo 23. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres y a la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, el Ejecutivo Federal garantizará e impulsará de manera transversal la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de género en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades estarán obligadas a considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, discapacidad, en su caso, región del país, entidad federativa, municipio o demarcación territorial de la Ciudad de México, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con perspectiva de género, y

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

El Poder Judicial, así como el Tribunal Federal de Justicia Administrativa deberán implementar medidas equivalentes a las aplicables en las dependencias y entidades, respecto de la incorporación de la perspectiva de género en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de sus programas. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado, mismas que deberán publicar en sus páginas de Internet.

Las dependencias y entidades que tengan a su cargo programas dirigidos a mujeres y atribuciones para lograr la igualdad de género entre mujeres y hombres, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados para garantizar la igualdad de género entre mujeres y hombres, todo programa federal que entregue beneficios directos deberá contar con padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva.

Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el sexto párrafo de este artículo.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda.

Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y de la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2020.

La Comisión Nacional de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Las menciones realizadas en el presente Decreto con respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO V

De la inclusión de las personas con discapacidad

Artículo 24. Las dependencias y entidades, en coordinación con la Secretaría de Bienestar, revisarán sus respectivos programas, con el objeto de incluir en aquellos que corresponda, acciones que promuevan la inclusión de las personas con discapacidad.

A más tardar el último día hábil de octubre, las dependencias y entidades entregarán un reporte a la Secretaría de Bienestar, en relación con las acciones señaladas en este artículo.

El reporte al que se refiere el párrafo anterior, deberá ser enviado a las Comisiones de Atención a Grupos Vulnerables de las respectivas Cámaras del Congreso de la Unión.

CAPÍTULO VI

Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 25. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o., Apartado B, fracciones I a IX y Apartado C de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga el Instituto Nacional de los Pueblos Indígenas, contando con la intervención que corresponda al Consejo Nacional de Pueblos Indígenas, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción, almacenamiento y distribución de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo. Cuando corresponda, los recursos a los que se refiere este artículo podrán ser transferidos directamente a los pueblos, municipios y comunidades indígenas, de conformidad con los convenios que para tal efecto se celebren en términos de las disposiciones aplicables. La Entidad Federativa correspondiente participará en el ámbito de sus atribuciones en los convenios antes señalados, exclusivamente para que los recursos que se transfieran conforme a lo establecido en el presente párrafo, sean registrados por la entidad federativa en su Cuenta Pública;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes. Las Comisiones de Presupuesto y Cuenta Pública y de Pueblos Indígenas de la Cámara de Diputados podrán integrar un grupo de trabajo encargado de analizar y darle seguimiento al ejercicio del presupuesto comprendido en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto;

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción;

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y

VIII. El Instituto Nacional de los Pueblos Indígenas podrá emitir opinión sobre los Programas previstos en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas, para que la ejecución de los recursos sea debidamente focalizada, cuente con perspectiva de derechos indígenas y pertinencia cultural.

CAPÍTULO VII

De la inversión pública

Artículo 26. En el presente ejercicio fiscal se podrán comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, a que se refieren los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley Federal de Deuda Pública, por la cantidad señalada en el Anexo 6, inciso A, de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6, inciso B, de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo VII de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 6, inciso C, de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6, inciso D, de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6, inciso E, de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6, inciso F, de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo VII de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo VII de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 27. En el presente ejercicio fiscal no se comprometerán nuevos proyectos de inversión en infraestructura a los que se refiere el artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, tal como se observa en el Anexo 4 de este Decreto.

CAPÍTULO VIII

De la evaluación del desempeño

Artículo 28. La evaluación de los programas presupuestarios a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría y el Consejo Nacional de Evaluación de la Política de

Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con el Plan Nacional de Desarrollo 2019-2024. Para la actualización de las matrices, se deberá considerar, al menos lo siguiente:

a) Los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios;

b) Las evaluaciones y otros ejercicios de análisis realizados conforme al programa anual de evaluación;

c) Las disposiciones emitidas en las reglas de operación para los programas presupuestarios sujetos a las mismas, y

d) Los criterios y recomendaciones que, en su caso, emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables.

Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales con perspectiva de género, juventud, discapacidad y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores para resultados y hacerlas públicas en su página de Internet.

La Secretaría reportará en los Informes Trimestrales el avance en las metas de los indicadores registrados de los programas presupuestarios que conforman el gasto programable previsto en los ramos administrativos y generales y en las entidades sujetas a control presupuestario directo, considerando la periodicidad de medición de dichos indicadores;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el Programa Anual de Evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho Programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el Programa Anual de Evaluación y los lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2020;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales hallazgos y resultados de las evaluaciones conforme al Mecanismo para el seguimiento de aspectos susceptibles de mejora vigente, definido por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente al ejercicio fiscal 2019 y, en su caso, a ejercicios fiscales anteriores, se tomará en cuenta como parte de un proceso gradual y progresivo, durante 2020 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de las políticas o los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación.

Para tal efecto, el Consejo Nacional para la Evaluación de la Política de Desarrollo Social remitirá a la Secretaría la información derivada de las evaluaciones que haya coordinado, dentro de los 10 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios y demarcaciones territoriales de la Ciudad de México, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño;

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del Programa Anual de Evaluación, y

XII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2020, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2019. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2020.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

TÍTULO CUARTO
DE LA OPERACIÓN DE LOS PROGRAMAS
CAPÍTULO I
Disposiciones Generales

Artículo 29. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 25 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación.

Para tal efecto, se deberá observar lo siguiente:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples, precisas, transparentes, de fácil acceso y claras, de tal manera que faciliten la comprensión por parte de los ciudadanos;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Se deberán priorizar los principios de igualdad, no discriminación, interés superior de la niñez, integridad, integración familiar, igualdad de género, inclusión social de las personas con discapacidad, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, incluyendo el fomento a las condiciones necesarias para que la libertad e igualdad sustantiva de las personas sean reales y efectivas, según corresponda;

i) Darán prioridad en la asignación presupuestaria a las acciones para la atención de niñas, niños y adolescentes, personas con discapacidad permanente y a los pueblos indígenas;

j) Se promoverán mecanismos para facilitar a los mexicanos repatriados, el acceso a los beneficios de los programas y garantizar su atención y protección de manera prioritaria;

k) Deberán promover la eliminación de aquellos obstáculos que limiten el ejercicio de los derechos e impidan el pleno desarrollo de las personas así como su efectiva participación en la vida política, económica, cultural y social del país y promoverán la participación de las autoridades de los demás órdenes de gobierno y de los particulares en la eliminación de dichos obstáculos;

l) Se promoverá la transparencia y acceso a la información pública, así como la eficiencia y eficacia de los recursos públicos;

m) Se deberá especificar la vinculación del programa con los Objetivos de Desarrollo Sostenible, y

n) Se promoverá el establecimiento de una estructura informática que permita homologar la información proveniente de los datos de los beneficiarios de los Programas;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo del mencionado artículo. En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable. El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones, para fomentar la transparencia en el manejo de los recursos públicos:

a) Incluir en la papelería y documentación oficial para los programas la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales de la Ciudad de México, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto de Egresos y restringirse a lo establecido en el artículo 15 de este Decreto;

b) Establecer un padrón de beneficiarios para los programas sujetos a reglas de operación, que deberá incluir nombre o razón social del beneficiario, municipio, entidad federativa y monto del apoyo otorgado o bien entregado. Además, se podrán incluir elementos adicionales que permitan conocer de manera más detallada la efectividad de los programas, como sexo, edad o nivel de escolaridad. Dicho padrón deberá ser publicado en la página electrónica de cada dependencia o entidad, así como en el portal de transparencia en materia presupuestaria;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Publicar en sus páginas electrónicas la información correspondiente a las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos.

La Secretaría publicará en el portal electrónico de transparencia en materia presupuestaria la información que permita identificar las características de cada programa federal con base en sus reglas de operación. Para efecto de lo anterior, las dependencias y entidades remitirán a la Secretaría la información relacionada con las reglas de operación de los programas federales a su cargo, así como las modificaciones a las mismas, en los términos que la Secretaría determine.

Queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Para la entrega de los apoyos a la población objetivo de los programas de subsidios en numerario, las dependencias y entidades deberán promover la inclusión financiera mediante el uso de cuentas bancarias personales, a través de instituciones de banca de desarrollo o de intermediarios financieros, de conformidad con lo previsto en el artículo 67 de la Ley General de Contabilidad Gubernamental.

Artículo 30. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo con la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios y demarcaciones territoriales de la Ciudad de México para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

Artículo 31. Las dependencias y entidades que tengan a su cargo programas presupuestarios considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social deberán enviar a la Secretaría, en los términos y plazos que esta disponga, información sobre su población potencial, población objetivo y población atendida, misma que hará pública en el portal electrónico de transparencia en materia presupuestaria.

CAPÍTULO II

De los criterios específicos para la operación de los programas

Artículo 32. Los programas de subsidios del Ramo Administrativo 20 Bienestar se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, de adultos mayores, de rezago y de marginación, de acuerdo con los criterios que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Bienestar considera los programas establecidos en el Anexo 25 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Bienestar, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Estos instrumentos promoverán que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de estos instrumentos se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Las faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, deberán ser informadas a la Función Pública o a la Secretaría de Bienestar en el ámbito de sus respectivas competencias. Esta última dependencia, después de escuchar la opinión del gobierno de la entidad federativa, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Bienestar los avances de ejecución físicos y financieros.

Artículo 33. Los programas de garantías, de coberturas, de reducción de costo de financiamiento, de capital de riesgo, de aseguramiento y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados por conducto de la banca de desarrollo, de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero y/o de fideicomisos públicos de fomento del Gobierno Federal, y de AGROASEMEX, S.A., según corresponda. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas, para la implementación de los programas.

Los apoyos destinados a coberturas y esquemas de administración de riesgos, serán operados por la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y AGROASEMEX, S.A., respectivamente.

El Gobierno Federal establece como política pública para impulsar el ordenamiento de los mercados agrícolas la regulación en la contratación previa de las cosechas, que lleve como instrumento central la definición de un ingreso garantizado a los productores, mediante el impulso de la contratación de coberturas de riesgo climático y de mercado de conformidad con los lineamientos que para tal efecto se emitan.

Artículo 34. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto de Egresos:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover el bienestar en la población campesina y de la pesca, así como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Mejorar e incrementar la productividad, cerrando las brechas existentes;

b) Potenciar la contribución de la agricultura al desarrollo de los territorios rurales y al bienestar de las personas que los habitan;

c) Mejorar la capacidad de la agricultura para adaptarse al cambio climático, mitigar la emisión de gases de efecto invernadero y mejorar la utilización y preservación de los recursos naturales y la biodiversidad;

d) Incrementar la contribución de la agricultura nacional a la seguridad alimentaria de todas las personas;

e) Que permita la complementariedad de acciones con las demás dependencias y entidades;

f) Que permita el desarrollo de proyectos productivos por etapas;

g) Que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores;

h) Una agricultura más incluyente, pero con políticas diferenciadas para cada una de las regiones del país, al tiempo que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores, e

i) Que procuren la progresividad en el otorgamiento de los incentivos;

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales, en un marco de sustentabilidad, generación de oportunidades y que contribuya a la seguridad alimentaria;

b) Se procurará que los recursos destinados a competitividad se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

V. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VI. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

VII. Promover el desarrollo de sistemas agroalimentarios regionales mediante el Sistema Nacional de Agroparques para un mejor manejo logístico de los productos primarios en puntos estratégicos, que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

VIII. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

IX. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción, y

X. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las reglas de operación de los programas federales del Ramo 08 de la Secretaría de Agricultura y Desarrollo Rural, se deberá establecer que la consulta referida la hará directamente ésta última dependencia y no el beneficiario.

Artículo 35. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo establecido por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o, en su caso, las entidades de su sector coordinado.

Artículo 36. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de sus programas sujetos a las mismas, de acuerdo con lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto de los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

Artículo 37. Los programas destinados a educación media superior y superior, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la legislación en materia de transparencia y acceso a la información pública gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

De conformidad con los lineamientos operativos que sean emitidos por la Secretaría de Educación Pública, el otorgamiento de subsidios para organismos descentralizados estatales, conforme al programa presupuestario correspondiente, estará condicionado a que las entidades federativas aporten la parte que les corresponda con cargo a sus presupuestos autorizados.

TÍTULO QUINTO

OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 38. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 39. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa Primera Infancia, Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar a los 15 días naturales posteriores a la conclusión del trimestre que corresponda. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones públicas de educación media superior y superior, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 40. Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2020, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y deberán destinarse a actividades sustantivas; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Artículo 41. Este Presupuesto de Egresos incluye recursos para la implementación de la primera etapa de la Reforma en materia de Justicia Laboral, Libertad Sindical y Negociación Colectiva, publicada en el Diario Oficial de la Federación el 1o. de mayo de 2019, para crear el Centro Federal de Conciliación y Registro Laboral, así como Tribunales Laborales Federales, Centros de Conciliación Locales y Tribunales Laborales Locales, y demás acciones que requiera dicha Reforma.

Los recursos referidos en el anterior párrafo se presentan en el Anexo correspondiente de este Decreto, e incluyen los que se transferirán a las entidades federativas señaladas en el mismo Anexo para que lleven a cabo las acciones que les correspondan conforme a las disposiciones aplicables. En caso de que los recursos presupuestados para dichas entidades federativas observen disponibilidades, estas se podrán asignar a otros objetivos de la citada Reforma o a otras entidades federativas.

Para la administración de los recursos a que se refiere el presente artículo, la Secretaría podrá constituir un fideicomiso público en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, o cualquier otro mecanismo que la misma determine.

Artículo 42. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de noviembre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

Transitorios

Primero. El presente Decreto entrará en vigor el primero de enero del año 2020.

Segundo. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

Tercero. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de que los ejecutores de gasto realicen las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación de la estructura administrativa de cualquier dependencia, entidad o ente autónomo, o cambio de sector en los casos que corresponda, reportando las mismas en los Informes Trimestrales.

Con la finalidad de garantizar y dar continuidad a las acciones de gobierno, las dependencias, entidades y unidades administrativas que se encuentren en proceso de readscripción o modificación de sus programas, podrán continuar su operación en la estructura organizacional y presupuestaria en la que se encuentren a la entrada en vigor del presente Decreto, hasta en tanto no se realice la transferencia de recursos humanos, financieros y materiales o se modifiquen sus programas.

Los ejecutores de gasto deberán realizar las adecuaciones que sean necesarias para transferir los recursos fiscales y las estructuras orgánicas y ocupacionales respecto de las unidades responsables que cambiaron de adscripción o se encuentren en proceso de readscripción como consecuencia de reformas jurídicas.

Cuarto. Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

Quinto. Petróleos Mexicanos y la Comisión Federal de Electricidad deberán remitir a la Secretaría los tabuladores y la estructura ocupacional autorizados en términos de las disposiciones jurídicas aplicables y conforme a su presupuesto de servicios personales aprobado.

Sexto. Las instituciones de banca de desarrollo deberán remitir a la Secretaría para el registro correspondiente los tabuladores y la estructura ocupacional autorizados en términos de las disposiciones jurídicas aplicables.

Séptimo. Las entidades federativas deberán notificar y realizar la entrega de los recursos federales que correspondan a los municipios o demarcaciones territoriales de la Ciudad de México, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos, y en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las dependencias y entidades de la Administración Pública Federal que les transfieran recursos federales.

Las entidades federativas no podrán establecer requisitos adicionales ni realizar acciones u omisiones que impidan el ejercicio eficiente, eficaz y oportuno de los recursos públicos que por su conducto se transfieran a los municipios y, en su caso, a las demarcaciones territoriales de la Ciudad de México.

Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos, realizadas a sus municipios o demarcaciones territoriales de la Ciudad de México, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a la fecha en que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia.

El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades competentes en los términos de la legislación aplicable, sin perjuicio de las responsabilidades de carácter civil, administrativo o penal que, en su caso, se determinen.

Los municipios serán responsables de la correcta integración de la información técnica, así como del destino, ejercicio, registro y comprobación de los recursos que les transfieran las entidades federativas respectivas, conforme a lo señalado en este artículo.

Octavo. Bajo ninguna circunstancia se podrán hacer aportaciones, transferencias, o pagos de cualquier naturaleza utilizando instrumentos que permitan evadir las reglas de disciplina financiera, transparencia y fiscalización de gasto.

Los recursos en numerario, así como los activos, derechos, títulos, certificados o cualquier otro documento análogo que los entes públicos de la Administración Pública Federal aporten o incorporen al patrimonio de fondos o fideicomisos serán públicos y no gozarán de la protección del secreto o reserva fiduciarios para efectos de su fiscalización.

Noveno. Las dependencias y entidades que transfieran recursos públicos federales a las entidades federativas, a sus entes públicos y municipios, deberán reportar trimestralmente a la Secretaría la información relativa a los convenios de transferencia de recursos, de conformidad con las disposiciones específicas que determine la Secretaría. La información antes referida se publicará en el portal de transparencia de la Secretaría.

Décimo. Las entidades federativas deberán reportar periódicamente a la Secretaría, a través del sistema a que se refiere el artículo 85, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en términos de las disposiciones que emita la Secretaría, la información, así como la de sus entes públicos y sus municipios, relativa a los convenios de reasignación de recursos, especificando al menos, el objeto del convenio, la ubicación geográfica, los proyectos contemplados, y el ejecutor del gasto en cada entidad federativa.

Dicha información será publicada por la Secretaría a través del portal electrónico de transparencia en materia presupuestaria.

Décimo Primero. La Secretaría podrá destinar los recursos federales a los que se refiere el artículo Séptimo transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 para apoyar a las entidades federativas que presenten un desequilibrio financiero que imposibilite el pago de compromisos de corto plazo o, en su caso y sujeto a la disponibilidad presupuestaria, para mejorar la infraestructura de las mismas.

Décimo Segundo. A más tardar a los noventa días posteriores a la entrada en vigor del presente Decreto, la Secretaría remitirá a la Cámara de Diputados, una propuesta de medidas que tenga por objeto impulsar la sostenibilidad actual y futura de las finanzas públicas de las Entidades Federativas y los Municipios, así como en su caso, la inversión en infraestructura en estos.

Para tal efecto, la Secretaría en el ámbito de su competencia, podrá hacer propuestas a la Ley Federal de Presupuesto y Responsabilidad Hacendaria y a aquellas en materia hacendaria.

En el ámbito de colaboración participativa que existe entre los órdenes de gobierno, federal, estatal y municipal, la Secretaría se podrá auxiliar con la información y documentación, que para tal efecto, las entidades y sus municipios le proporcionen con la finalidad de elaborar la propuesta a la que se refiere el primer párrafo de este artículo.

Décimo Tercero. Los ingresos federales que se obtengan de reintegros a la Tesorería de la Federación que realicen las universidades e instituciones públicas de educación superior respecto de recursos federales no ejercidos en ejercicios fiscales anteriores al 2020, se podrán destinar por la Secretaría a proyectos de inversión en infraestructura educativa a cargo de universidades e instituciones públicas de educación superior.

Décimo Cuarto. La Secretaría, con la participación de la Secretaría de Medio Ambiente y Recursos Naturales, realizará durante el ejercicio fiscal 2020 el análisis y revisión de la metodología utilizada para la conformación del anexo transversal referente a los recursos para la adaptación y mitigación de los efectos de cambio climático para que, en caso de considerarse procedente, se incorporen elementos que permitan realizar una mejor estimación de las asignaciones que se vinculan a dicho anexo en el Proyecto de Presupuesto de Egresos de la Federación para el ejercicio fiscal siguiente.

Décimo Quinto. Los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales con cargo al Fondo de Aportaciones para la Infraestructura Social previstos en el presente Decreto, podrán destinarse para cubrir los compromisos adquiridos con cargo al Fondo de Aportaciones para la Infraestructura Social 2019, siempre que corresponda a los fines expresamente previstos en el artículo 33 de la Ley de Coordinación Fiscal.

Las entidades federativas, los municipios y las demarcaciones territoriales podrán convenir con la Secretaría de Bienestar, dentro del mes de enero de 2020, los calendarios de ejecución correspondientes a los recursos que recibieron con cargo al Fondo de Aportaciones para la Infraestructura Social en el ejercicio fiscal de 2019, siempre y cuando los recursos respectivos se encuentren comprometidos al 31 de diciembre de 2019. Los calendarios de ejecución no podrán exceder el mes de mayo de 2020.

Asimismo, para el ejercicio 2020, en cumplimiento a lo establecido en las disposiciones jurídicas aplicables, la Secretaría de Bienestar publicará los Lineamientos del Fondo de Aportaciones para la Infraestructura Social, a más tardar el último día del mes de febrero de 2020, los cuales podrán determinar que hasta un setenta por ciento de los recursos que de dicho Fondo correspondan a las entidades federativas y los municipios o demarcaciones territoriales de la Ciudad de México, se destinen a la realización de acciones de carácter complementario en materia de obras de urbanización, pavimentación, caminos rurales, puentes, obras de reconstrucción y carreteras, conforme a los criterios que se establezcan en los referidos lineamientos.

Décimo Sexto. Los ejecutores de gasto deberán cubrir con cargo a sus presupuestos autorizados los compromisos u obligaciones que deriven de las determinaciones o las resoluciones emitidas por autoridad jurisdiccional competente. Para efectos de lo anterior, los ejecutores de gasto deberán ajustar sus presupuestos para el cumplimiento de sus obligaciones, sin que ello implique ampliaciones a los mismos.

Décimo Séptimo. La Secretaría revisará la metodología vigente sobre la vinculación de los programas presupuestarios con los Objetivos de Desarrollo Sostenible para que, en caso de considerarse procedente, se incorporen elementos que permitan estimar el presupuesto que se vincula a los mismos. Los cambios a la metodología deberán incorporarse en los lineamientos para el proceso de programación y presupuestación para el ejercicio fiscal siguiente.

Décimo Octavo. En términos de los lineamientos que emita la Secretaría de conformidad con las disposiciones correspondientes, las dependencias y entidades le entregarán a más tardar el último día hábil de marzo un informe respecto del estado que guarda cada uno de los fideicomisos públicos sin estructura, fondos, mandatos y análogos que coordinen o que con cargo a su presupuesto reciban recursos públicos federales, a efecto de que la Secretaría lo remita a la Cámara de Diputados. El contenido de dicho informe deberá contener, entre otros aspectos, sus objetivos, estructuras y patrimonio, así como el marco jurídico que justifique su creación, y un análisis de su eficiencia y eficacia en el cumplimiento de sus fines u objeto.

En adición a lo previsto en el párrafo anterior, las dependencias coordinadoras de sector de fideicomisos públicos constituidos de manera análoga a entidades paraestatales, deberá informar lo relativo a las estructuras de las citadas entidades.

Décimo Noveno. La Secretaría, en el ámbito de su competencia y en coordinación con la Secretaría Ejecutiva del Sistema Nacional Anticorrupción, analizará, en términos de las disposiciones aplicables, la viabilidad de incorporar en el proyecto de presupuesto de egresos del próximo ejercicio fiscal un anexo enfocado a la lucha anticorrupción que involucre a las instancias que correspondan.

Vigésimo. La Secretaría, en el ámbito de su competencia, continuará con el fortalecimiento del Anexo Transversal de Niñas, Niños y Adolescentes, incluyendo la vertiente de primera infancia.

Vigésimo Primero. Las dependencias y entidades que otorguen subsidios en beneficio social directo a la población, deberán reportar trimestralmente a la Secretaría la información relativa al avance de las metas y monto de los subsidios entregados, según corresponda, así como la desagregación geográfica a nivel municipal, entre otros rubros, de conformidad con las disposiciones específicas que determine la Secretaría. La información antes referida se publicará en el portal de transparencia en materia presupuestaria.

Vigésimo Segundo. Los ejecutores de gasto, en los casos que corresponda, deberán realizar las acciones conducentes y, en su caso, emitir las disposiciones específicas conducentes para que las percepciones y prestaciones se sujeten, a partir del 1o. de enero de 2020, a los límites máximos de percepciones y de prestaciones previstos en el Anexo 23 del presente Decreto.

Vigésimo Tercero. Las dependencias y las entidades deberán publicar en el Diario Oficial de la Federación las reglas de operación de los programas previstos en la nota del Anexo 25 de este Decreto, a más tardar el último día de febrero.

Para tal efecto, las dependencias y las entidades, éstas a través de su respectiva dependencia coordinadora de sector, deberán remitir los proyectos de reglas de operación a la Secretaría a más tardar el último día hábil de enero. Las autorizaciones que emita dicha dependencia y la Comisión Nacional de Mejora Regulatoria, se realizarán en los mismos plazos y términos previstos en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; lo anterior, sin perjuicio de que dichos programas puedan ejecutarse en tanto se emiten las referidas reglas.

En casos debidamente justificados, se podrá ampliar por única ocasión el plazo previsto en el primer párrafo de este artículo, hasta por 30 días naturales, contando previamente con la opinión favorable de la Secretaría para tales efectos.

Vigésimo Cuarto. Durante el ejercicio fiscal 2020, la unidad responsable del Fideicomiso que Administrará el Fondo para el Fortalecimiento de Sociedades y Cooperativas de Ahorro y Préstamo y de Apoyo a sus Ahorradores (FIPAGO), revisará las Reglas de Operación del mismo, con el objeto de realizar propuestas que permitan optimizar la aplicación pronta y expedita de los recursos fideicomitidos en cumplimiento de sus fines.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS		119,082,401,892
Gasto Programable		
01	Poder Legislativo	13,540,183,960
	Cámara de Senadores	4,085,778,000
	Cámara de Diputados	7,076,000,000
	Auditoría Superior de la Federación	2,378,405,960
03	Poder Judicial	67,305,117,703
	Suprema Corte de Justicia de la Nación	4,821,903,248
	Consejo de la Judicatura Federal 1-/	59,834,611,435
	Tribunal Electoral del Poder Judicial de la Federación	2,648,603,020
22	Instituto Nacional Electoral	16,660,795,016
35	Comisión Nacional de los Derechos Humanos	1,874,207,802
41	Comisión Federal de Competencia Económica	581,230,908

	43	Instituto Federal de Telecomunicaciones	1,541,244,024
	44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	877,435,005
	49	Fiscalía General de la República	16,702,187,474
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			**16,572,899,986**
		Instituto Nacional de Estadística y Geografía	16,572,899,986
RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA			**2,792,233,371**
		Tribunal Federal de Justicia Administrativa	2,792,233,371
B: RAMOS ADMINISTRATIVOS			**1,148,400,150,555**

Gasto Programable			
	02	Oficina de la Presidencia de la República	918,577,842
	04	Gobernación	5,891,930,229
	05	Relaciones Exteriores	8,723,637,695
	06	Hacienda y Crédito Público	23,656,812,661
	07	Defensa Nacional	94,028,694,246
	08	Agricultura y Desarrollo Rural	47,576,943,957
	09	Comunicaciones y Transportes	54,374,026,293
	10	Economía	6,255,603,142
	11	Educación Pública	326,282,716,298
	12	Salud 2-/	128,826,414,373
	13	Marina	33,557,785,594
	14	Trabajo y Previsión Social	28,860,748,151
	15	Desarrollo Agrario, Territorial y Urbano	10,939,258,622
	16	Medio Ambiente y Recursos Naturales	29,869,450,777
	18	Energía	48,507,330,641
	20	Bienestar	181,457,072,764
	21	Turismo	5,034,491,561
	27	Función Pública	1,461,399,636
	31	Tribunales Agrarios	850,645,718
	36	Seguridad y Protección Ciudadana 4-/	60,150,695,893
	37	Consejería Jurídica del Ejecutivo Federal	144,775,940
	38	Consejo Nacional de Ciencia y Tecnología	25,658,798,449
	45	Comisión Reguladora de Energía	252,881,468
	46	Comisión Nacional de Hidrocarburos	219,761,549
	47	Entidades no Sectorizadas	11,382,216,525
	48	Cultura	13,517,480,531

C: RAMOS GENERALES			**3,366,840,786,136**
Gasto Programable			
	19	Aportaciones a Seguridad Social 3-/	863,611,766,125

	23	Provisiones Salariales y Económicas	131,476,962,432
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	57,357,545,254
	33	Aportaciones Federales para Entidades Federativas y Municipios	759,760,279,067
Gasto No Programable			
	24	Deuda Pública	538,349,271,737
	28	Participaciones a Entidades Federativas y Municipios	951,454,805,252
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	21,500,155,369
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	43,330,000,900
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**1,174,505,288,024**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	349,442,405,744
	GYR	Instituto Mexicano del Seguro Social	825,062,882,280
E: EMPRESAS PRODUCTIVAS DEL ESTADO			**1,125,556,570,864**
Gasto Programable			
	TYY	Petróleos Mexicanos (Consolidado)	523,425,013,459
	TVV	Comisión Federal de Electricidad (Consolidado)	456,437,051,350
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	145,694,506,055
	TYY	Petróleos Mexicanos (Consolidado)	113,733,500,000
	TVV	Comisión Federal de Electricidad (Consolidado)	31,961,006,055
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.			**846,017,930,828**
GASTO NETO TOTAL			**6,107,732,400,000**

1_/ Incluye recursos por 375.3 millones de pesos para la implementación de la Reforma Laboral.

2_/ Incluye recursos dentro del programa presupuestario U012.- "Fortalecimiento de los Servicios Estatales de Salud", para cubrir el pago de las previsiones que permitan mantener la homologación salarial del personal que fue regularizado y formalizado, y serán transferidos a las entidades federativas a través del Fondo de Aportaciones para los Servicios de Salud del Ramo 33.

3_/ Los recursos relativos a los Laudos y Prestaciones que no estén directamente vinculadas a obligaciones decretadas en materia de seguridad social no serán cubiertas con cargo a los recursos del ramo 19 "Aportaciones a Seguridad Social".

4_/ Incluye recursos que serán transferidos de la Policía Federal a la Guardia Nacional, en términos de lo previsto en el Acuerdo por el que se crea la Unidad de Transición de la Secretaría de Seguridad y Protección Ciudadana, publicado en el Diario Oficial de la Federación el 05 de agosto de 2019.

ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos)

Gasto Corriente Estructural	2,415,232,198,936

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos)*/

Previsiones para Gastos Obligatorios	4,033,022.6
Previsiones para Gastos Obligatorios con Pensiones y Jubilaciones	4,998,225.4

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

En el presente ejercicio fiscal no se comprometerán proyectos de inversión en infraestructura a los que se refiere el Artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos.	0.0

ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)

	MONTO
Dependencias y Entidades (Recursos Fiscales)	36,588.22
Entidades de Control Directo	37,303.68
Empresas Productivas del Estado	190,289.01
Poder Judicial	1,812.82
Instituto Nacional Electoral	1,215.13
Comisión Nacional de los Derechos Humanos	23.63
Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	82.41
Fiscalía General de la República	435.24

ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

Para efectos de lo dispuesto en la fracción VI del artículo 4 del Presupuesto de Egresos de la Federación, el monto máximo anual de gasto programable para los proyectos de asociación público-privada, asciende a la cantidad de $40,079.2 millones, de los cuales para el periodo 2020 se tiene estimado un monto de $9,072.8 millones.

PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA	ENTIDAD FEDERATIVA	MONTO TOTAL DE INVERSIÓN 1/	MONTO DE INVERSIÓN 2020 2/	PAGO ANUAL ESTIMADO 2020 3/
PROYECTOS AUTORIZADOS EN EJERCICIOS ANTERIORES		44,901.9	7,862.1	9,072.8
SECRETARÍA DE GOBERNACIÓN		3,958.5	1,719.0	62.2
Construcción, Rehabilitación, Adecuación, Equipamiento y Amueblado del Complejo Penitenciario Federal Papantla	Veracruz	3,958.5	1,719.0	62.2
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		22,715.8	4,166.6	5,219.3
Libramiento de la Carretera La Galarza-Amatitlanes	Puebla	1,053.2	0.0	94.1
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Querétaro - San Luis Potosí)	Querétaro, Guanajuato y San Luis Potosí	1,976.1	0.0	558.4
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Coatzacoalcos - Villahermosa)	Tabasco y Veracruz	2,246.3	0.0	543.1
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Matehuala - Saltillo) para el periodo 2017-2027	Nuevo León	1,710.0	67.3	513.2

Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Pirámides-Tulancingo-Pachuca) para el periodo 2017-2027	Estado de México e Hidalgo	2,172.3	0.0	452.6
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Saltillo-Monterrey-Nuevo Laredo) para el periodo 2017-2027	Coahuila y Nuevo León	2,337.0	134.6	589.7
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Texcoco-Zacatepec) para el periodo 2017-2027	Estado de México, Tlaxcala y Puebla	1,470.1	0.0	511.1
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Arriaga-Tapachula)	Chiapas	3,881.8	2,039.8	709.8
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Campeche-Mérida)	Campeche y Yucatán	1,884.9	464.2	419.0
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP San Luis Potosí-Matehuala)	San Luis Potosí	1,888.4	378.9	504.0
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Tampico-Ciudad Victoria)	Tamaulipas	2,095.7	1,081.8	324.4
SECRETARÍA DE TURISMO		1,583.1	795.1	0.0
Nuevo Acuario de Mazatlán, Sinaloa	Sinaloa	1,583.1	795.1	0.0
INSTITUTO MEXICANO DEL SEGURO SOCIAL		7,848.4	0.0	2,161.4
Construcción del Hospital General de Zona de 144 camas, en Bahía de Banderas, Nayarit	Nayarit	1,704.5	0.0	454.6
Construcción del Hospital General de Zona (HGZ) de 180 camas en la localidad de Tapachula, en el estado de Chiapas	Chiapas	1,872.8	0.0	535.0

Construcción del Hospital Regional (HGR) de 260 Camas en el Municipio de García, Nuevo León**	Nuevo León	2,101.5	0.0	593.5
Construcción del Hospital General Regional de 260 camas en Tepotzotlán, Estado de México**	Estado de México	2,169.6	0.0	578.4
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**8,796.1**	**1,181.4**	**1,629.8**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, Ciudad de México***	Ciudad de México	1,753.9	1,181.4	0.0
Construcción de una nueva Clínica Hospital en Mérida, Yucatán	Yucatán	1,009.1	0.0	252.4
Sustitución del Hospital General Dr. Daniel Gurría Urgell en Villahermosa, Tabasco	Tabasco	1,490.6	0.0	401.7
Sustitución del actual Hospital General "Aquiles Calles Ramírez" en Tepic, Nayarit	Nayarit	1,558.1	0.0	512.2
Nuevo Hospital General en la Delegación Regional Sur de la Ciudad de México	Ciudad de México	2,984.4	0.0	463.5
TOTAL		**44,901.9**	**7,862.1**	**9,072.8**

Cifras con IVA a pesos de 2020.

** Este Proyecto se encuentra rescindido y en proceso de impugnación por parte del Desarrollador.

*** El Contrato del proyecto se rescindió, sin embargo, el proyecto se incluyó en el Documento de Planeación 2020.

Montos de inversión contratados.

1/ Monto total estimado en gasto de inversión del sector privado en infraestructura. En el caso del proyecto del Nuevo Acuario de Mazatlán, Sinaloa, se tiene una inversión de SECTUR por 400.1 mdp y de FONADIN por 185 mdp.

2/ Inversión estimada prevista por el sector privado para el 2020. En el caso del proyecto del Nuevo Acuario de Mazatlán, Sinaloa, se tienen prevista una inversión de SECTUR y de FONADIN.

3/ Pagos anuales estimados por el Sector Público. En el caso del proyecto del Nuevo Acuario de Mazatlán, Sinaloa, no contempla pagos al Desarrollador, quien obtendrá ingresos por el cobro de las tarifas a los usuarios, por lo anterior no hay pagos programados por parte del Sector Público.

Para los proyectos de Conservación Plurianual de la Red Federal de Carreteras de la Secretaría de Comunicaciones y Transportes se consideran pagos anuales desde el inicio del proyecto, toda vez que, la ejecución y operación comienzan simultáneamente.

ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

6.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	2,760,724,000	0	2,760,724,000

6.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	664,993,351,320	323,419,966,080	988,413,317,400

6.C. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	667,754,075,320	323,419,966,080	991,174,041,400

6.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	567,395,879,500	472,803,023,300	243,304,157,420

6.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	264,353,739,720	184,909,600,280	129,464,561,160

6.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	17,237,001,620	10,400,000,000	27,637,001,620

ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

			Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
			I	II	III	
Ramos Administrativos						
	02	Oficina de la Presidencia de la República	15,070,564	0	3,439,115	18,509,679
	04	Gobernación	93,660,979	0	26,563,759	120,224,738
	05	Relaciones Exteriores	34,432,272	0	10,501,516	44,933,788
	06	Hacienda y Crédito Público	387,192,191	0	110,577,974	497,770,165
	07	Defensa Nacional	1,256,938,591	1,040,255,517	551,290,800	2,848,484,908
	08	Agricultura y Desarrollo Rural	181,681,077	0	68,432,863	250,113,940
	09	Comunicaciones y Transportes	163,383,128	0	80,460,200	243,843,328
	10	Economía	55,167,896	0	23,894,989	79,062,885
	11	Educación Pública	2,175,602,944	0	2,051,181,998	4,226,784,942
	12	Salud	709,008,302	0	176,494,680	885,502,982
	13	Marina	335,128,225	0	284,405,523	619,533,748
	14	Trabajo y Previsión Social	41,823,820	123,655,409	19,281,265	184,760,494
	15	Desarrollo Agrario, Territorial y Urbano	44,009,102	0	19,844,174	63,853,276
	16	Medio Ambiente y Recursos Naturales	155,632,860	4,248,517	97,741,093	257,622,470
	18	Energía	30,743,128	0	3,492,929	34,236,057
	20	Bienestar	48,104,482	0	22,011,870	70,116,352
	21	Turismo	19,677,312	0	7,454,230	27,131,542
	27	Función Pública	34,560,905	0	4,597,314	39,158,219
	31	Tribunales Agrarios	15,514,630	0	5,659,024	21,173,654
	36	Seguridad y Protección Ciudadana	704,161,724	0	223,910,877	928,072,601
	37	Consejería Jurídica del Ejecutivo Federal	3,454,004	0	297,518	3,751,522
	38	Consejo Nacional de Ciencia y Tecnología	138,896,972	0	45,513,389	184,410,361
	45	Comisión Reguladora de Energía	4,200,139	0	345,445	4,545,584
	46	Comisión Nacional de Hidrocarburos	4,322,362	0	193,200	4,515,562
	47	Entidades no Sectorizadas	35,657,864	0	14,500,517	50,158,381
	48	Cultura	130,674,808	0	13,708,606	144,383,414
Ramos Generales						
	23	Provisiones Salariales y Económicas */	10,470,690,567	1,909,851,764	3,595,840,529	15,976,382,860

*/ Para efectos de control presupuestario y eficiencia del gasto, la administración de estos recursos se considera en el Ramo General 23 Provisiones Salariales y Económicas.

ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	MONTO
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	538,349,271,737
Costo financiero de la deuda de las empresas incluidas en el Anexo 1.E de este Decreto	145,694,506,055
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	43,330,000,900
Obligaciones incurridas a través de los programas de apoyo a deudores	900
Obligaciones surgidas de los programas de apoyo a ahorradores	43,330,000,000
Total	**727,373,778,692**

ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades

	15,000	208	713
15,000	30,000	237	1027
30,000	50,000	267	1,337
50,000	100,000	298	1,650
100,000	150,000	326	1,967
150,000	250,000	371	2,375
250,000	350,000	401	2,675
350,000	450,000	432	2,839
450,000	600,000	460	3,148
600,000	750,000	475	3,313
750,000	1,000,000	521	3,624
1,000,000		549	3,787

Obras Públicas y Servicios Relacionados con las Mismas				
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra pública que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	331	164	2,952	2,292
15,000	30,000	410	208	3,275	2,456
30,000	50,000	493	246	3,769	2,952
50,000	100,000	571	284	4,588	3,437
100,000	150,000	656	331	5,406	4,095
150,000	250,000	740	370	6,227	4,912
250,000	350,000	901	449	7,214	5,406
350,000	450,000	980	493	7,864	5,881
450,000	600,000	1,151	571	9,348	7,043
600,000	750,000	1,312	656	10,643	8,031
750,000	1,000,000	1,469	740	11,957	9,007
1,000,000		1,559	820	13,422	10,149

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, para la determinación del carácter de los procedimientos de contratación.

ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	Monto
Total		104,680,076,604
04 Gobernación		15,314,114
	Conducción de la política interior	15,314,114
08 Agricultura y Desarrollo Rural		3,018,948,171
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	23,794,607
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	1,260,153,564
	Precios de Garantía a Productos Alimentarios Básicos	70,000,000

Producción para el Bienestar	1,650,000,000
Desarrollo Rural	15,000,000
09 Comunicaciones y Transportes	**2,787,250,002**
Proyectos de construcción de carreteras alimentadoras y caminos rurales	255,500,000
Conservación de infraestructura de caminos rurales y carreteras alimentadoras	2,451,750,002
Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	80,000,000
10 Economía	**240,735,296**
Programa de Microcréditos para el Bienestar	240,735,296
11 Educación Pública	**14,007,468,383**
Educación para Adultos (INEA)	121,254,696
Educación Inicial y Básica Comunitaria	900,623,185
Normar los servicios educativos	102,468,832
Programa de Becas de Educación Básica para el Bienestar Benito Juárez	8,533,022,450
Programa de Becas Elisa Acuña	204,524,087
Atención a la Diversidad de la Educación Indígena (PADEI)	46,242,407
Fortalecimiento a la Excelencia Educativa	124,150,751
Universidades para el Bienestar Benito Juárez García	296,223,958
Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	2,899,517,513
Jóvenes Escribiendo el Futuro	777,635,340
Programa Nacional de Reconstrucción	1,805,163

12 Salud	**7,520,001,168**
Rectoría en Salud	9,800,000
Prevención y control de enfermedades	40,260,978
Salud materna, sexual y reproductiva	17,054,352
Fortalecimiento a la atención médica	306,183,954
Seguro Popular	5,689,605,218
Atención a la Salud y Medicamentos Gratuitos para la Población sin Seguridad Social Laboral	1,457,096,665
15 Desarrollo Agrario, Territorial y Urbano	**574,204,491**
Procuración de justicia agraria	254,106,747
Programa de Atención de Conflictos Agrarios	90,035,213
Atención de asuntos jurídicos en materia agraria, territorial, urbana y vivienda	2,901,903
Programa de Mejoramiento Urbano (PMU)	227,160,628
16 Medio Ambiente y Recursos Naturales	**1,246,622,917**
Rehabilitación y Modernización de Presas y Estructuras de Cabeza	59,439,899
Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado	354,312,574
Planeación, Dirección y Evaluación Ambiental	395,922
Programa de Conservación para el Desarrollo Sostenible	53,332,898
Agua Potable, Drenaje y Tratamiento	112,886,296
Programa de Apoyo a la Infraestructura Hidroagrícola	255,014,862

Apoyos para el Desarrollo Forestal Sustentable	411,240,467

19 Aportaciones a Seguridad Social	**4,761,356,538**
Programa IMSS-BIENESTAR	4,761,356,538
20 Bienestar	**55,635,489,358**
Programa de Fomento a la Economía Social	46,297,214
Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras	94,441,281
Pensión para el Bienestar de las Personas Adultas Mayores	34,296,016,556
Sembrando Vida	21,198,734,306
23 Provisiones Salariales y Económicas	**467,197,052**
Fondo Regional	467,197,052
33 Aportaciones Federales para Entidades Federativas y Municipios	**10,258,841,340**
FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	7,604,242,375
FAM Asistencia Social	2,654,598,965
35 Comisión Nacional de los Derechos Humanos	**25,193,241**
Promover, difundir y proteger los Derechos Humanos de los integrantes de pueblos y comunidades indígenas y afrodescendientes, y atender asuntos personas indígenas privadas de su libertad.	25,193,241
38 Consejo Nacional de Ciencia y Tecnología	**35,243,171**
Apoyos para actividades científicas, tecnológicas y de innovación	35,243,171
47 Entidades no Sectorizadas	**4,018,344,867**
Actividades de apoyo Administrativo	157,125,909
Actividades de apoyo a la función pública y buen gobierno	10,543,392
Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	1,045,268,405
Programa de Apoyo a la Educación Indígena	1,598,705,742
Programa para el fortalecimiento económico de los Pueblos y Comunidades Indígenas	806,942,012
Programa de Derechos Indígenas	199,759,407
Programa de Infraestructura Indígena	200,000,000
48 Cultura	**67,866,495**
Educación y cultura indígena	67,866,495

ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Programa PEC / Ramo / Componente / Subcomponente / Rama Productiva	Monto
	Total	**339,870.8**
Financiera		**3,105.9**
	Programa de financiamiento y aseguramiento al medio rural	**3,105.9**
	Hacienda y Crédito Público	**3,105.9**
	AGROASEMEX	605.9
	Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (FND)	2,500.0
Competitividad		**28,848.4**
	Programa de Fomento a la Inversión y Productividad	**28,848.4**
	Agricultura y Desarrollo Rural	**28,789.0**
	Crédito Ganadero a la Palabra	1,000.0

	Fertilizantes	1,310.0
	Precios de Garantía a Productos Alimentarios Básicos	10,000.0
	Producción para el Bienestar	11,000.0
	Desarrollo Rural	70.0
	Programa de Fomento a la Agricultura, Ganadería Pesca y Acuicultura	1,372.4
	Vinculación productiva	3.7
	Fomento de la Ganadería y Normalización de la Calidad de Productos Pecuarios	4.1
	Programa de Sanidad e Inocuidad Agroalimentaria	4,028.9
Bienestar		**59.4**
	Programa de Fomento a la Economía Social	59.4

Medio Ambiente		**2,913.8**
Programa de Sustentabilidad de los Recursos Naturales		**2,913.8**
Agricultura y Desarrollo Rural		**131.6**
Desarrollo Rural		10.0
Programa de Fomento a la Agricultura, ganadería Pesca y Acuicultura		121.6
Medio Ambiente y Recursos Naturales		**2,782.2**
Forestal		1,713.0
Protección al medio ambiente en el medio rural		1,069.3
Desarrollo Regional Sustentable		177.8
PROFEPA		216.5
Vida Silvestre		675.0
Educativa		**50,726.2**
Programa de Educación e Investigación		**50,726.2**
Agricultura y Desarrollo Rural		**6,335.4**
Colegio de Postgraduados		1,424.9
Colegio Superior Agropecuario del Estado de Guerrero (CSAEGRO)		111.8
Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)		1,372.4
Instituto Nacional de Pesca y Acuacultura (INAPESCA)		500.6
Universidad Autónoma Chapingo		2,925.7
Educación Pública		**44,390.8**
Desarrollo de Capacidades Educación		14,245.2
Educación Básica para el Bienestar Benito Juárez		19,199.3
Educación Tecnológica Agropecuaria y Ciencias del Mar		9,942.7
Universidad Autónoma Agraria Antonio Narro		1,003.6
Social		**114,408.3**
Programa de atención a la pobreza en el medio rural		**109,139.6**
Relaciones Exteriores		**75.0**
Atención a migrantes		75.0

Desarrollo Agrario, Territorial y Urbano	**1,483.0**
Atención a la población agraria	1,483.0
Infraestructura Rural	1,483.0
Bienestar	**103,763.2**
Atención a la población agraria	103,763.2
Pensión para el Bienestar de las Personas Adultas Mayores	82,564.5
Sembrando Vida	21,198.7
Entidades no Sectorizadas	**3,818.3**
Atención a la población indígena y afromexicana (INPI)	3,818.3
Programa de Derecho a la Alimentación	**3,407.9**
Agricultura y Desarrollo Rural	**3,407.9**
Programa de Abasto Social de Leche a cargo de LICONSA, SA de C.V.	1,240.8
Programa de Abasto Rural a cargo de DICONSA S.A. de C.V.	2,147.1
Desarrollo Rural	20.0
Programa de Apoyo a la adquisición de leche	**1,768.9**
Agricultura y Desarrollo Rural	**1,768.9**
Adquisición de Leche Nacional	1,768.9
Programa de atención a las mujeres en situación de violencia	**91.9**
Bienestar	91.9
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, PAIMEF	91.9

Infraestructura	**67,753.8**
Programa de infraestructura en el medio rural	**67,753.8**
Comunicaciones y Transportes	**4,337.6**
Infraestructura	4,337.6
Mantenimiento de Caminos Rurales	4,337.6
Medio Ambiente y Recursos Naturales	**2,909.7**
IMTA	205.0
Infraestructura Hidroagrícola	855.6
Programas Hidráulicos	1,849.1
Aportaciones Federales para Entidades Federativas y Municipios	**60,506.5**
Aportaciones Federales para Entidades Federativas y Municipios	60,506.5
Salud	**54,587.6**
Programa de atención a las condiciones de salud en el medio rural	**54,587.6**
Salud	**41,121.9**
Salud en población rural	41,121.9
Desarrollo de Capacidades Salud	137.8
Sistema de Protección Social en Salud (SPSS)	40,984.1
Programa de atención a la salud y medicamentos gratuitos para la población sin seguridad social laboral	6,040.9

Seguro Médico Siglo XXI	803.4
Seguro Popular	34,139.9
Aportaciones a Seguridad Social	**13,465.7**
IMSS-BIENESTAR	13,185.7
Seguridad Social Cañeros	280.0
Agraria	**6,355.2**
Programa para la atención de aspectos agrarios	**6,355.2**
Desarrollo Agrario, Territorial y Urbano	**125.3**
Atención de aspectos agrarios	125.3
Archivo General Agrario	125.3
Bienestar	**6,229.8**
Atención de aspectos agrarios	6,229.8
Sembrando Vida	6,229.8
Administrativa	**11,171.5**
Gasto Administrativo	**11,171.5**
Agricultura y Desarrollo Rural	**7,144.1**
ASERCA	177.1
Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar	12.3
CONAPESCA	655.1
CONAZA	57.3
Dependencia SADER	3,851.1
FEESA	5.7
FIRCO	262.0
INCA RURAL	33.8
SENASICA	1,909.3
SIAP	118.7
SNICS	61.6
Desarrollo Agrario, Territorial y Urbano	**3,176.8**
Dependencia SEDATU	3,176.8
Tribunales Agrarios	**850.6**
Tribunales Agrarios	850.6

ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	21.6
Baja California	29.2
Baja California Sur	26.9
Campeche	51.7
Coahuila	47.9
Colima	24.4
Chiapas	103.5

Chihuahua	70.7
Ciudad de México	3.5
Durango	54.0
Guanajuato	64.2
Guerrero	63.0
Hidalgo	49.0
Jalisco	103.2
Estado de México	44.1
Michoacán	113.2
Morelos	33.6
Nayarit	61.9
Nuevo León	48.0
Oaxaca	45.7
Puebla	64.3
Querétaro	25.5
Quintana Roo	26.1
San Luis Potosí	54.0
Sinaloa	219.6
Sonora	88.4
Tabasco	55.3
Tamaulipas	78.8
Tlaxcala	12.8
Veracruz	101.9
Yucatán	46.9
Zacatecas	42.5
TOTAL	**1,875.5**

ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo Unidad Responsable			Recursos Fiscales	Recursos Propios	MONTO
Total			82,992,496,539.0	15,731,910,845.0	98,724,407,384.0
05		**Relaciones Exteriores**	**5,300,000.0**	**0.0**	**5,300,000.0**
	K00	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000.0	0.0	5,300,000.0
08		**Agricultura y Desarrollo Rural**	**5,438,733,389.4**	**263,600,000.0**	**5,702,333,389.4**
	116	Coordinación General de Ganadería	811,361.4	0.0	811,361.4
	A1I	Universidad Autónoma Chapingo	2,855,055,565.0	3,600,000.0	2,858,655,565.0
	D00	Colegio Superior Agropecuario del Estado de Guerrero	875,797.3	0.0	875,797.3
	IZC	Colegio de Postgraduados	1,286,555,003.8	0.0	1,286,555,003.8
	JAG	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,295,435,662.0	260,000,000.0	1,555,435,662.0
09		**Comunicaciones y Transportes**	**203,559,273.0**	**0.0**	**203,559,273.0**

	A00	Instituto Mexicano del Transporte	135,933,923.0	0.0	135,933,923.0
	JZN	Agencia Espacial Mexicana	67,625,350.0	0.0	67,625,350.0
10		**Economía**	**569,001,780.0**	**1,026,295,805.0**	**1,595,297,585.0**
	410	Dirección General de Innovación, Servicios y Comercio Interior	175,000,000.0	0.0	175,000,000.0
	E00	Instituto Nacional del Emprendedor	24,500,000.0	0.0	24,500,000.0
	K2H	Centro Nacional de Metrología	164,596,505.0	74,388,319.0	238,984,824.0
	K8V	Instituto Mexicano de la Propiedad Industrial	0.0	202,740,835.0	202,740,835.0
	LAT	Procuraduría Federal del Consumidor	0.0	4,241,120.0	4,241,120.0
	LAU	Servicio Geológico Mexicano	204,905,275.0	744,925,531.0	949,830,806.0
11		**Educación Pública**	**40,124,070,172.5**	**2,038,367,336.0**	**42,162,437,508.5**
	511	Dirección General de Educación Superior Universitaria	8,049,011,213.8	0.0	8,049,011,213.8
	514	Coordinación General de Universidades Tecnológicas y Politécnicas	666,050,090.4	0.0	666,050,090.4
	600	Subsecretaría de Educación Media Superior	2,300,818.0	0.0	2,300,818.0
	611	Unidad de Educación Media Superior Tecnológica Industrial y de Servicios	1,658,055.0	0.0	1,658,055.0
	A00	Universidad Pedagógica Nacional	105,860,976.7	0.0	105,860,976.7
	A2M	Universidad Autónoma Metropolitana	3,381,909,331.4	56,621,077.0	3,438,530,408.4
	A3Q	Universidad Nacional Autónoma de México	13,541,981,557.7	1,002,938,029.0	14,544,919,586.7
	B00	Instituto Politécnico Nacional	4,362,211,241.2	0.0	4,362,211,241.2
	K00	Universidad Abierta y a Distancia de México	17,743,330.7	0.0	17,743,330.7
	L3P	Centro de Enseñanza Técnica Industrial	21,061,401.4	200,000.0	21,261,401.4
	L4J	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,404,759,338.0	741,340,010.0	3,146,099,348.0
	L6H	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	89,585,413.1	105,153,170.0	194,738,583.1
	L8K	El Colegio de México, A.C.	577,762,692.0	127,486,628.0	705,249,320.0
	M00	Tecnológico Nacional de México	5,843,390,502.9	0.0	5,843,390,502.9
	MEY	Organismo Coordinador de las Universidades para el Bienestar Benito Juárez García	98,741,319.4	0.0	98,741,319.4
	MGH	Universidad Autónoma Agraria Antonio Narro	960,042,891.0	4,628,422.0	964,671,313.0
12		**Salud**	**6,670,421,021.0**	**618,902,015.0**	**7,289,323,036.0**
	160	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	510,322.0	0.0	510,322.0
	610	Dirección General de Calidad y Educación en Salud	3,153,603,667.0	0.0	3,153,603,667.0
	M7A	Centro Regional de Alta Especialidad de Chiapas	6,059,370.0	6,112,430.0	12,171,800.0
	M7F	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	138,763,571.0	16,377,605.0	155,141,176.0
	M7K	Centros de Integración Juvenil, A.C.	26,273,431.0	812,340.0	27,085,771.0
	N00	Servicios de Atención Psiquiátrica	344,398.0	0.0	344,398.0
	NAW	Hospital Juárez de México	220,391,878.0	300,000.0	220,691,878.0
	NBB	Hospital General "Dr. Manuel Gea González"	101,313,962.0	4,936,000.0	106,249,962.0
	NBD	Hospital General de México "Dr. Eduardo Liceaga"	239,711,551.0	28,469,634.0	268,181,185.0
	NBG	Hospital Infantil de México Federico Gómez	214,967,378.0	11,130,000.0	226,097,378.0
	NBQ	Hospital Regional de Alta Especialidad del	10,589,162.0	920,000.0	11,509,162.0

		Bajío			
	NBR	Hospital Regional de Alta Especialidad de Oaxaca	4,276,785.0	260,000.0	4,536,785.0
	NBS	Hospital Regional de Alta Especialidad de la Península de Yucatán	127,990,161.0	300,000.0	128,290,161.0
	NBT	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	1,431,233.0	2,860,800.0	4,292,033.0
	NBU	Hospital Regional de Alta Especialidad de Ixtapaluca	6,484,028.0	1,727,024.0	8,211,052.0
	NBV	Instituto Nacional de Cancerología	120,067,918.0	77,240,021.0	197,307,939.0
	NCA	Instituto Nacional de Cardiología Ignacio Chávez	188,686,499.0	47,945,870.0	236,632,369.0
	NCD	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	222,259,107.0	48,966,562.0	271,225,669.0
	NCE	Instituto Nacional de Geriatría	47,537,287.0	2,969,500.0	50,506,787.0
	NCG	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	366,363,082.0	102,164,260.0	468,527,342.0
	NCH	Instituto Nacional de Medicina Genómica	189,236,251.0	0.0	189,236,251.0
	NCK	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	106,891,357.0	25,852,633.0	132,743,990.0
	NCZ	Instituto Nacional de Pediatría	269,771,576.0	0.0	269,771,576.0

	NDE	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	220,444,941.0	23,684,787.0	244,129,728.0
	NDF	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	156,073,303.0	8,093,479.0	164,166,782.0
	NDY	Instituto Nacional de Salud Pública	471,827,208.0	179,361,554.0	651,188,762.0
	NEF	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.	0.0	28,417,516.0	28,417,516.0
	NHK	Sistema Nacional para el Desarrollo Integral de la Familia	58,551,595.0	0.0	58,551,595.0
13		**Marina**	**14,700,000.0**	**0.0**	**14,700,000.0**
	212	Dirección General de Investigación y Desarrollo	14,700,000.0	0.0	14,700,000.0
16		**Medio Ambiente y Recursos Naturales**	**382,997,568.0**	**200,000,000.0**	**582,997,568.0**
	RJE	Instituto Mexicano de Tecnología del Agua	204,976,453.0	200,000,000.0	404,976,453.0
	RJJ	Instituto Nacional de Ecología y Cambio Climático	178,021,115.0	0.0	178,021,115.0
18		**Energía**	**846,056,671.0**	**5,817,708,853.0**	**6,663,765,524.0**
	T0K	Instituto Nacional de Electricidad y Energías Limpias	290,084,029.0	708,958,439.0	999,042,468.0
	T0O	Instituto Mexicano del Petróleo	0.0	4,758,329,281.0	4,758,329,281.0
	T0Q	Instituto Nacional de Investigaciones Nucleares	555,972,642.0	350,421,133.0	906,393,775.0
21		**Turismo**	**18,853,976.0**	**0.0**	**18,853,976.0**
	A00	Instituto de Competitividad Turística	18,853,976.0	0.0	18,853,976.0
23		**Provisiones Salariales y Económicas**	**2,683,200,000.0**	**0.0**	**2,683,200,000.0**
	411	Unidad de Política y Control Presupuestario	2,683,200,000.0	0.0	2,683,200,000.0
36		**Seguridad y Protección Ciudadana**	**68,235,322.0**	**0.0**	**68,235,322.0**
	E00	Centro Nacional de Prevención de Desastres	68,235,322.0	0.0	68,235,322.0

38		**Consejo Nacional de Ciencia y Tecnología**	**25,658,798,449.0**	**3,544,379,944.0**	**29,203,178,393.0**
	90A	Centro de Investigación en Ciencias de Información Geoespacial, A.C.	60,252,656.0	6,320,583.0	66,573,239.0

	90C	Centro de Investigación en Matemáticas, A.C.	185,136,476.0	25,432,338.0	210,568,814.0
	90E	Centro de Investigación en Materiales Avanzados, S.C.	188,723,816.0	40,000,000.0	228,723,816.0
	90G	CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	186,492,619.0	99,154,184.0	285,646,803.0
	90I	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	191,812,777.0	52,635,319.0	244,448,096.0
	90K	Centro de Investigación y Desarrollo Tecnológico en Electroquímica. S.C.	113,022,951.0	34,542,040.0	147,564,991.0
	90M	Centro de Investigación y Docencia Económicas, A.C.	379,565,041.0	20,130,032.0	399,695,073.0
	90O	Centro de Investigaciones Biológicas del Noroeste, S.C.	469,452,124.0	40,528,293.0	509,980,417.0
	90Q	Centro de Investigación Científica de Yucatán, A.C.	270,610,429.0	19,449,999.0	290,060,428.0
	90S	Centro de Investigaciones en Óptica, A.C.	181,797,778.0	10,844,178.0	192,641,956.0
	90U	Centro de Investigación en Química Aplicada	190,298,296.0	48,000,000.0	238,298,296.0
	90W	Centro de Investigaciones y Estudios Superiores en Antropología Social	308,261,519.0	7,013,125.0	315,274,644.0
	90X	Consejo Nacional de Ciencia y Tecnología	19,485,074,109.0	2,500,000.0	19,487,574,109.0
	90Y	CIATEQ, A.C. Centro de Tecnología Avanzada	274,615,485.0	328,924,644.0	603,540,129.0
	91A	Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	0.0	1,111,904,900.0	1,111,904,900.0
	91C	El Colegio de la Frontera Norte, A.C.	312,856,983.0	43,035,092.0	355,892,075.0
	91E	El Colegio de la Frontera Sur	358,752,228.0	44,987,339.0	403,739,567.0
	91I	El Colegio de Michoacán, A.C.	146,670,691.0	4,069,200.0	150,739,891.0
	91K	El Colegio de San Luis, A.C.	115,878,263.0	12,000,000.0	127,878,263.0
	91M	INFOTEC Centro de Investigación e Innovación en Tecnologías de la Información y Comunicación	0.0	705,738,835.0	705,738,835.0
	91O	Fondo para el Desarrollo de Recursos Humanos	84,236,144.0	196,400,107.0	280,636,251.0

	91Q	Instituto de Ecología, A.C.	273,405,303.0	63,822,487.0	337,227,790.0
	91S	Instituto de Investigaciones "Dr. José María Luis Mora"	184,199,938.0	5,500,000.0	189,699,938.0
	91U	Instituto Nacional de Astrofísica, Óptica y Electrónica	336,974,849.0	35,200,000.0	372,174,849.0
	91W	Instituto Potosino de Investigación Científica y Tecnológica, A.C.	139,584,649.0	103,257,994.0	242,842,643.0
	9ZU	Centro de Ingeniería y Desarrollo Industrial	304,428,477.0	358,650,181.0	663,078,658.0
	9ZW	Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	543,402,899.0	69,472,531.0	612,875,430.0
	9ZY	Centro de Investigación en Alimentación y Desarrollo, A.C.	373,291,949.0	54,866,543.0	428,158,492.0
48		**Cultura**	**129,010,182.0**	**0.0**	**129,010,182.0**
	D00	Instituto Nacional de Antropología e Historia	129,010,182.0	0.0	129,010,182.0
49		**Fiscalía General de la República**	**113,736,478.0**	**45,000,000.0**	**158,736,478.0**
	SKC	Instituto Nacional de Ciencias Penales	113,736,478.0	45,000,000.0	158,736,478.0
		Instituto Mexicano del Seguro Social	**0.0**	**744,770,362.0**	**744,770,362.0**
	GYR	Instituto Mexicano del Seguro Social	0.0	744,770,362.0	744,770,362.0
		Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**65,822,257.0**	**47,164,283.0**	**112,986,540.0**
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	65,822,257.0	47,164,283.0	112,986,540.0
		Comisión Federal de Electricidad	**0.0**	**1,385,722,247.0**	**1,385,722,247.0**
	TVV	Comisión Federal de Electricidad	0.0	1,385,722,247.0	1,385,722,247.0

ANEXO 13. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Denominación	Monto
Total		**103,517,827,649**
01 Poder Legislativo		**6,000,000**
	Actividades derivadas del trabajo legislativo	6,000,000
	H. Cámara de Senadores	6,000,000
04 Gobernación		**357,160,985**
	Promover la atención y prevención de la violencia contra las mujeres	332,432,572
	Planeación demográfica del país	7,452,000
	Protección y defensa de los derechos humanos	7,276,413
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	10,000,000
05 Relaciones Exteriores		**17,000,000**
	Atención, protección, servicios y asistencia consulares	12,000,000
	Actividades de apoyo administrativo	4,000,000
	Promoción y defensa de los intereses de México en el ámbito multilateral	1,000,000
06 Hacienda y Crédito Público		**4,000,000**
	Actividades de apoyo administrativo	4,000,000
07 Defensa Nacional		**124,795,655**
	Programa de igualdad entre mujeres y hombres SDN	124,795,655
08 Agricultura y Desarrollo Rural		**6,079,875,562**
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	1,299,875,562
	Precios de Garantía a Productos Alimentarios Básicos	2,000,000,000
	Producción para el Bienestar	2,750,000,000
	Desarrollo Rural	30,000,000
09 Comunicaciones y Transportes		**5,300,000**
	Definición, conducción y supervisión de la política de comunicaciones y transportes	5,300,000
10 Economía		**1,926,091,615**
	Actividades de apoyo administrativo	209,243
	Programa de Microcréditos para el Bienestar	1,925,882,372
11 Educación Pública		**19,099,378,454**
	Servicios de Educación Superior y Posgrado	742,237,897
	Investigación Científica y Desarrollo Tecnológico	32,012,160
	Políticas de igualdad de género en el sector educativo	1,978,101
	Programa de Becas de Educación Básica para el Bienestar Benito Juárez	7,618,770,045
	Programa de Becas Elisa Acuña	1,265,068,074
	Programa para el Desarrollo Profesional Docente	24,366,192
	Programa Nacional de Convivencia Escolar	89,528,309
	Fortalecimiento de los Servicios de Educación Especial (PFSEE)	55,381,099
	Atención a la Diversidad de la Educación Indígena (PADEI)	32,369,685

			Atención Educativa de la Población Escolar Migrante (PAEPEM)					32,369,685
			Fortalecimiento a la Excelencia Educativa					12,415,075
			Beca Universal para Estudiantes de Educación Media Superior Benito Juárez					7,248,793,783
			Jóvenes Escribiendo el Futuro					1,944,088,350
12 Salud								**5,129,020,435**
			Formación y capacitación de recursos humanos para la salud					20,433,085
			Investigación y desarrollo tecnológico en salud					129,494,144
			Atención a la Salud					1,236,404,855
			Prevención y atención contra las adicciones					50,301,829
			Programa de vacunación					447,874,111

			Prevención y atención de VIH/SIDA y otras ITS					402,904,341
			Prevención y control de enfermedades					4,344,016
			Salud materna, sexual y reproductiva					2,448,109,551
			Prevención y Control de Sobrepeso, Obesidad y Diabetes					389,154,505
13 Marina								**6,860,000**
			Sistema Educativo naval y programa de becas					6,860,000
14 Trabajo y Previsión Social								**12,890,632,165**
			Procuración de justicia laboral					40,000,000
			Ejecución de los programas y acciones de la Política Laboral					19,955,644
			Programa de Apoyo al Empleo (PAE)					122,500,000
			Jóvenes Construyendo el Futuro					12,708,176,521
15 Desarrollo Agrario, Territorial y Urbano								**328,548,547**
			Política de Desarrollo Urbano y Ordenamiento del Territorio					2,454,668
			Programa de Mejoramiento Urbano (PMU)					326,093,879
16 Medio Ambiente y Recursos Naturales								**171,597,863**
			Planeación, Dirección y Evaluación Ambiental					461,607
			Programa de Conservación para el Desarrollo Sostenible					88,888,164
			Apoyos para el Desarrollo Forestal Sustentable					82,248,093
18 Energía								**5,030,975**
			Regulación y supervisión de actividades nucleares y radiológicas					99,760
			Actividades de apoyo administrativo					4,031,215
			Coordinación de la política energética en electricidad					750,000
			Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía					150,000

19 Aportaciones a Seguridad Social								**339,000**
			Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana					339,000
20 Bienestar								**50,720,808,106**
			Articulación de Políticas Integrales de Juventud					23,629,788

		Programa de Fomento a la Economía Social				33,746,765
		Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)				288,535,043
		Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras				2,192,429,843
		Pensión para el Bienestar de las Personas Adultas Mayores				39,630,994,013
		Sembrando Vida				8,551,472,654
21 Turismo						**7,500,000**
		Planeación y conducción de la política de turismo				7,500,000
22 Instituto Nacional Electoral						**58,782,970**
		Gestión Administrativa				1,100,000
		Capacitación y educación para el ejercicio democrático de la ciudadanía				27,066,110
		Actualización del padrón electoral y expedición de la credencial para votar				275,000
		Dirección, soporte jurídico electoral y apoyo logístico				17,993,129
		Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión				7,168,824
		Vinculación con la sociedad				667,346
		Tecnologías de información y comunicaciones				4,512,561
35 Comisión Nacional de los Derechos Humanos						**40,526,931**
		Realizar la promoción y observancia en el monitoreo, seguimiento y evaluación del impacto de la política nacional en materia de igualdad entre mujeres y hombres.				34,715,776
		Actividades de apoyo administrativo				5,811,155
36 Seguridad y Protección Ciudadana						**3,518,236**
		Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes				3,518,236

38 Consejo Nacional de Ciencia y Tecnología						**4,880,050,983**
		Apoyos para actividades científicas, tecnológicas y de innovación				113,583,708
		Becas de posgrado y apoyos a la calidad				4,766,467,275
40 Información Nacional Estadística y Geográfica						**127,989,460**
		Producción y difusión de información estadística y geográfica				127,989,460
43 Instituto Federal de Telecomunicaciones						**9,812,656**
		Actividades de apoyo administrativo				9,812,656
45 Comisión Reguladora de Energía						**250,000**
		Regulación y permisos de electricidad				50,000
		Regulación y permisos de Hidrocarburos				50,000
		Actividades de apoyo administrativo				150,000
47 Entidades no Sectorizadas						**1,356,691,894**
		Atención a Víctimas				7,772,233
		Actividades de apoyo administrativo				12,625,541
		Actividades de apoyo a la función pública y buen gobierno				8,263,327
		Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres				440,536,174
		Fortalecimiento a la Transversalidad de la Perspectiva de Género				365,349,561

		Programa para el fortalecimiento económico de los Pueblos y Comunidades Indígenas					436,616,512
		Programa de Derechos Indígenas					85,528,546
48 Cultura							**33,948,073**
		Desarrollo Cultural					29,424,804
		Programa Nacional de Becas Artísticas y Culturales					4,523,269

49 Fiscalía General de la República							**126,317,084**
		Investigar y perseguir los delitos cometidos en materia de derechos humanos					68,494,398
		Realizar investigación académica en el marco de las ciencias penales					100,000
		Investigar, perseguir y prevenir delitos del orden electoral					3,200,000
		Promover la formación profesional y capacitación del capital humano					493,500
		Actividades de apoyo administrativo					2,873,150
		Investigar y perseguir los delitos federales de carácter especial					51,156,036
18 Energía 1/							**190,000**
		Dirección, coordinación y control de la operación del Sistema Eléctrico Nacional					190,000
Instituto Mexicano del Seguro Social 1/							**21,953,038,420**
		Prevención y Control de Enfermedades					2,460,272,685
		Servicios de guardería					12,482,172,716
		Atención a la Salud					7,010,593,019
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 1/							**596,744,552**
		Equidad de Género					29,509,585
		Prevención y Control de Enfermedades					567,234,967
Petróleos Mexicanos 1/							**12,720,000**
		Actividades de apoyo administrativo					12,720,000
Comisión Federal de Electricidad 1/							**4,224,750**
		Operación y mantenimiento de las centrales generadoras de energía eléctrica					743,500
		Operación y mantenimiento de la Red Nacional de Transmisión					100,000
		Operación y mantenimiento de la infraestructura del proceso de distribución de energía eléctrica					2,486,250
		Prestación de servicios corporativos					630,000
		Funciones en relación con Estrategias de Negocios Comerciales, así como potenciales nuevos negocios					80,000
		Actividades de apoyo administrativo					30,000
		Coordinación de las funciones y recursos para la infraestructura eléctrica					155,000
1/ El presupuesto no suma en el total, por ser recursos propios.							

ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo	Denominación	PEF 2020
Total		193,132,713,212
	04 Gobernación	**161,943,308**
	Consejo Nacional para Prevenir la Discriminación	161,943,308

05 Relaciones Exteriores		**129,808,686**
	Atención, protección, servicios y asistencia consulares	129,808,686
11 Educación Pública		**14,695,338,423**
	Atención a la Diversidad de la Educación Indígena (PADEI)	23,121,204
	Atención Educativa de la Población Escolar Migrante (PAEPEM)	23,121,203
	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	5,799,035,026
	Educación para Adultos (INEA)	383,973,204
	Fortalecimiento de los Servicios de Educación Especial (PFSEE)	55,381,099
	Jóvenes Escribiendo el Futuro	1,555,270,680
	Programa de Becas de Educación Básica para el Bienestar Benito Juárez	6,095,016,036
	Programa de Becas Elisa Acuña	511,310,219
	Programa Nacional de Reconstrucción	2,256,453
	Universidades para el Bienestar Benito Juárez García	246,853,299
12 Salud		**6,974,540,187**
	Asistencia social y protección del paciente	490,883,262
	Formación y capacitación de recursos humanos para la salud	58,551,595
	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	1,320,757,412
	Investigación y desarrollo tecnológico en salud	116,141,569
	Prevención y atención de VIH/SIDA y otras ITS	440,306,404
	Programa de Atención a Personas con Discapacidad	24,999,998

	Programa Nacional de Reconstrucción	333,333,333
	Salud materna, sexual y reproductiva	1,303,021,816
	Seguro Médico Siglo XXI	1,873,464,731
	Servicios de asistencia social integral	1,013,080,067
14 Trabajo y Previsión Social		**12,379,455,837**
	Ejecución de los programas y acciones de la Política Laboral	16,081,828
	Jóvenes Construyendo el Futuro	12,363,374,009
15 Desarrollo Agrario, Territorial y Urbano		**2,168,187,839**
	Programa Nacional de Reconstrucción	2,168,187,839
19 Aportaciones a Seguridad Social		**4,839,152,172**
	Programa IMSS-BIENESTAR	4,839,152,172
20 Bienestar		**147,227,266,995**
	Articulación de Políticas Integrales de Juventud	23,629,788
	Desarrollo integral de las personas con discapacidad	31,706,910
	Pensión para el Bienestar de las Personas Adultas Mayores	122,623,397,509
	Pensión para el Bienestar de las Personas con Discapacidad Permanente	13,391,543,863
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	278,535,043
	Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras	2,146,392,749

Sembrando Vida	8,488,013,550
Servicios a grupos con necesidades especiales	244,047,582

23 Provisiones Salariales y Económicas	**400,000,000**
Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad	400,000,000
35 Comisión Nacional de los Derechos Humanos	**42,461,014**
Atender asuntos relacionados con víctimas del delito y de violaciones a derechos humanos.	25,416,026
Atender asuntos relativos a la aplicación del Mecanismo Independiente de Monitoreo Nacional de la Convención sobre los Derechos de las Personas con Discapacidad.	17,044,988
47 Entidades no Sectorizadas	**4,018,344,867**
Actividades de apoyo a la función pública y buen gobierno	10,543,392
Actividades de apoyo administrativo	157,125,909
Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	1,045,268,405
Programa de Derechos Indígenas	199,759,407
Programa de Infraestructura Indígena	200,000,000
Programa para el fortalecimiento económico de los Pueblos y Comunidades Indígenas	806,942,012
Programa de Apoyo a la Educación Indígena	1,598,705,742
48 Cultura	**67,866,495**
Educación y cultura indígena	67,866,495
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**28,347,390**
Atención a Personas con Discapacidad	28,347,390

ANEXO 15. ESTRATEGIA DE TRANSICIÓN PARA PROMOVER EL USO DE TECNOLOGÍAS Y COMBUSTIBLES MÁS LIMPIOS (pesos)

Ramo Denominación	MONTO
Total	**29,590,300,187**
04 Gobernación	**973,764**
12 Salud	**6,226,552**
16 Medio Ambiente y Recursos Naturales	**2,745,734**
Procuraduría Federal de Protección al Ambiente	2,745,734
18 Energía	**581,817,899**
Secretaría de Energía	498,390,142
Comisión Nacional para el Uso Eficiente de la Energía	83,127,757
Instituto Nacional de Electricidad y Energías Limpias	300,000
Petróleos Mexicanos	**149,007,894**
Pemex Exploración y Producción	71,907,894
Pemex Transformación Industrial	77,100,000
Comisión Federal de Electricidad	**28,849,528,344**
CFE Consolidado*	28,849,528,344

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo.

ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo	Denominación	Monto
Total		55,883,843,012
08 Agricultura y Desarrollo Rural		218,706,025
	Programa de Fomento a la Agricultura, ganadería Pesca y Acuicultura	208,706,025
	Desarrollo Rural	10,000,000
09 Comunicaciones y Transportes		192,476,010
	Reconstrucción y Conservación de Carreteras	192,476,010
11 Educación Pública		83,997,765
	Servicios de Educación Superior y Posgrado	58,375,640
	Programa de Becas Elisa Acuña	5,774,623
	Subsidios para organismos descentralizados estatales	18,789,805
	Universidades para el Bienestar Benito Juárez García	1,057,697
12 Salud		333,072,560
	Protección Contra Riesgos Sanitarios	10,863,640
	Vigilancia epidemiológica	322,208,920
13 Marina		13,005,275
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	13,005,275
15 Desarrollo Agrario, Territorial y Urbano		1,056,289,039
	Programa de Mejoramiento Urbano (PMU)	1,056,289,039
16 Medio Ambiente y Recursos Naturales		7,920,449,940
	Capacitación Ambiental y Desarrollo Sustentable	3,381,389
	Investigación científica y tecnológica	190,031,475
	Protección Forestal	1,331,815,419
	Investigación en Cambio Climático, Sustentabilidad y Crecimiento Verde	164,583,218
	Regulación Ambiental	60,717,002
	Inspección y Vigilancia del Medio Ambiente y Recursos Naturales	72,439,712
	Gestión integral y sustentable del agua	247,660,000
	Sistema Nacional de Áreas Naturales Protegidas	112,078,237
	Programas de Calidad del Aire y Verificación Vehicular	336,575
	Normativa Ambiental e Instrumentos para el Desarrollo Sustentable	16,568,478
	Infraestructura de agua potable, alcantarillado y saneamiento	1,123,797,036
	Actividades de apoyo administrativo	10,480,751
	Actividades de apoyo a la función pública y buen gobierno	3,305,979
	Planeación, Dirección y Evaluación Ambiental	42,150,187
	Programa de Conservación para el Desarrollo Sostenible	177,776,327
	Agua Potable, Drenaje y Tratamiento	1,095,059,073
	Programa de Apoyo a la Infraestructura Hidroagrícola	1,961,652,785
	Apoyos para el Desarrollo Forestal Sustentable	1,031,998,012
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre	99,902,412

	Programa para la Protección y Restauración de Ecosistemas y Especies Prioritarias	174,715,874
18 Energía		**625,906,270**
	Actividades de apoyo administrativo	1,600,311
	Conducción de la política energética	49,335,616
	Coordinación de la política energética en electricidad	3,928,820
	Coordinación de la política energética en hidrocarburos	7,792,280
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	64,859,101
	Fondos de Diversificación Energética	498,390,142
21 Turismo		**640,969**
	Planeación y conducción de la política de turismo	640,969
23 Provisiones Salariales y Económicas		**4,000,000,000**
	Fondo de Desastres Naturales (FONDEN)	3,353,000,000
	Fondo de Prevención de Desastres Naturales (FOPREDEN)	647,000,000

36 Seguridad y Protección Ciudadana		**143,943,155**
	Coordinación del Sistema Nacional de Protección Civil	143,943,155
38 Consejo Nacional de Ciencia y Tecnología		**238,031,986**
	Investigación científica, desarrollo e innovación	124,170,893
	Becas de posgrado y apoyos a la calidad	113,861,093
47 Entidades no Sectorizadas		**64,840,182**
	Programa para el fortalecimiento económico de los Pueblos y Comunidades Indígenas	64,840,182
Petróleos Mexicanos		**110,526,123**
	Proyectos de infraestructura económica de hidrocarburos	110,526,123
Comisión Federal de Electricidad		**40,881,957,713**
	Servicio de transporte de gas natural	40,298,985,295
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	3,517,648
	Proyectos de infraestructura económica de electricidad	79,141,468
	Mantenimiento de infraestructura	206,731,977
	Estudios de preinversión	213,234,657
	Proyectos de infraestructura económica de electricidad (Pidiregas)	80,346,668

ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	Monto
Total		**419,046,870,425**
07 Defensa Nacional		**1,936,865,722**
	Sistema educativo militar	1,936,865,722
08 Agricultura y Desarrollo Rural		**332,007,148**
	Desarrollo y aplicación de programas educativos en materia agropecuaria	2,007,148
	Producción para el Bienestar	330,000,000
11 Educación Pública		**243,471,705,212**

Educación Básica	**13,803,234,476**
Programa de Becas de Educación Básica para el Bienestar Benito Juárez	10,666,278,063
Escuelas de Tiempo Completo	765,000,000
Programa de Becas Elisa Acuña	47,460,265
Programa para el Desarrollo Profesional Docente	40,631,855
Fortalecimiento de los Servicios de Educación Especial (PFSEE)	17,488,768
Atención a la Diversidad de la Educación Indígena (PADEI)	27,745,444
Atención Educativa de la Población Escolar Migrante (PAEPEM)	27,745,444
Programa Nacional de Reconstrucción	2,707,744
La Escuela es Nuestra	1,965,667,500
Educación para Adultos (INEA)	242,509,392
Educación Media Superior	**97,314,748,216**
Formación y certificación para el trabajo	3,656,788,340
Servicios de Educación Media Superior	44,354,833,636
Investigación Científica y Desarrollo Tecnológico	1,658,055
Programa de mantenimiento e infraestructura física educativa	35,613,784
Programa de Becas Elisa Acuña	134,492,767
Programa para el Desarrollo Profesional Docente	41,299,078
Atención de Planteles Federales de Educación Media Superior con estudiantes con discapacidad (PAPFEMS)	32,521,021
Subsidios para organismos descentralizados estatales	19,469,372,937
Expansión de la Educación Media Superior y Superior	226,673,015
Apoyos a centros y organizaciones de educación	61,070,031
Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	28,995,175,130
Educación Física de Excelencia	305,250,422
Educación Superior	**131,017,493,610**
Servicios de Educación Superior y Posgrado	49,296,791,280
Investigación Científica y Desarrollo Tecnológico	5,241,020,064
Proyectos de infraestructura social del sector educativo	373,861,113

Programa de Becas Elisa Acuña	3,732,142,355
Programa para el Desarrollo Profesional Docente	243,633,320
Fortalecimiento a la Excelencia Educativa	1,039,028,295
Programa de Cultura Física y Deporte	2,099,973,808
Subsidios para organismos descentralizados estatales	60,732,940,103
Carrera Docente en UPES	254,878,244
Apoyos a centros y organizaciones de educación 1-/. 2-/	444,729,114
Jóvenes Escribiendo el Futuro	6,221,082,720
Expansión de la Educación Media Superior y Superior	350,000,000
Universidades para el Bienestar Benito Juárez García	987,413,194
Posgrado	**1,336,228,911**
Programa de Becas Elisa Acuña	128,626,057
Subsidios para organismos descentralizados estatales	1,207,602,854

12 Salud	**1,153,394,274**
Prevención y atención contra las adicciones	825,614,079
Prevención y atención de VIH/SIDA y otras ITS	327,780,195
13 Marina	**638,299,484**
Sistema Educativo naval y programa de becas	638,299,484
14 Trabajo y Previsión Social	**19,781,398,414**
Jóvenes Construyendo el Futuro	19,781,398,414
16 Medio Ambiente y Recursos Naturales	**346,589**
Planeación, Dirección y Evaluación Ambiental	346,589
19 Aportaciones a Seguridad Social	**5,652,176,129**
Seguro de Enfermedad y Maternidad 3_/	5,652,176,129
20 Bienestar	**122,740,237**
Instituto Mexicano de la Juventud	122,740,237
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	**1,117,866,728**
Servicios de educación normal en la Ciudad de México	1,117,866,728
33 Aportaciones Federales para Entidades Federativas y Municipios	**101,086,069,881**
Educación Básica	**94,840,172,008**
FAM Infraestructura Educativa Básica	81,163,205
FONE Servicios Personales	85,911,009,981
FONE Otros de Gasto Corriente	2,579,905,776
FONE Gasto de Operación	3,465,239,659
FONE Fondo de Compensación	2,493,263,438
FAETA Educación de Adultos	309,589,949
Educación Media Superior	**1,579,013,575**
FAM Infraestructura Educativa Media Superior y Superior	704,210,164
FAETA Educación Tecnológica	874,803,411
Educación Superior	**4,666,884,297**
FAM Infraestructura Educativa Media Superior y Superior	4,666,884,297
47 Entidades no Sectorizadas 4_/	**199,442,202**
Programa de Apoyo a la Educación Indígena	199,442,202
48 Cultura	**15,218,615**
Programa Nacional de Becas Artísticas y Culturales	15,218,615
Instituto Mexicano del Seguro Social	**41,109,074,138**
Prevención y control de enfermedades	433,400,940
Atención a la Salud	40,675,673,198
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	**2,430,265,652**
Prevención y Control de Enfermedades	374,786,725
Atención a la Salud	2,055,478,927

1_/ Incluye 150 millones de pesos para la Universidad Autónoma de la Ciudad de México.

2_/ Incluye subsidios para operación de la Academia Mexicana de la Historia.

3_/Considera los recursos asignados al componente del Seguro de Salud para Estudiantes.

4_/ Programa operado por el Instituto Nacional de los Pueblos Indígenas.

Nota metodológica: La Secretaría de Educación Pública revisó la metodología de la asignación de los recursos del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) de este transversal, por lo que el monto no es comparable con años anteriores.

ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (Pesos)

Ramo	Denominación	Monto

Total		**764,552,994,212**
	04 Gobernación	**107,006,739**
	Atención a refugiados en el país	173,097
	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	68,684,050
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	566,400
	Registro e Identificación de Población	37,583,192
	05 Relaciones Exteriores	**3,000,000**
	Atención, protección, servicios y asistencia consulares	3,000,000
	08 Agricultura y Desarrollo Rural	**1,575,146,175**
	Desarrollo y aplicación de programas educativos en materia agropecuaria	798,436,042
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	776,710,134
	11 Educación Pública	**154,155,540,031**
	Apoyos a centros y organizaciones de educación	2,655,223,156
	Atención a la Diversidad de la Educación Indígena (PADEI)	69,363,611
	Atención de Planteles Federales de Educación Media Superior con estudiantes con discapacidad (PAPFEMS)	32,521,021
	Atención Educativa de la Población Escolar Migrante (PAEPEM)	69,363,610
	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	23,196,140,104
	Desarrollo de Aprendizajes significativos de Educación Básica	155,704,787
	Educación Física de Excelencia	122,100,169
	Educación Inicial y Básica Comunitaria	4,052,804,333
	Educación para Adultos (INEA)	222,300,276
	Escuelas de Tiempo Completo	5,100,000,000
	Evaluaciones de la calidad de la educación	99,036,992
	Expansión de la Educación Inicial	800,000,000
	Expansión de la Educación Media Superior y Superior	226,673,015
	Formación y certificación para el trabajo	914,197,085
	Fortalecimiento de los Servicios de Educación Especial (PFSEE)	55,381,099
	Investigación Científica y Desarrollo Tecnológico	3,958,873
	La Escuela es Nuestra	7,280,250,000
	Políticas de igualdad de género en el sector educativo	1,087,956
	Producción y distribución de libros y materiales educativos	3,092,395,673
	Producción y transmisión de materiales educativos	144,092,354
	Programa de Becas de Educación Básica para el Bienestar Benito Juárez	30,475,080,180
	Programa de Becas Elisa Acuña	134,833,992
	Programa de Cultura Física y Deporte	1,301,983,761
	Programa de mantenimiento e infraestructura física educativa	203,979,616
	Programa Nacional de Convivencia Escolar	223,820,772
	Programa Nacional de Inglés	436,072,948
	Programa Nacional de Reconstrucción	6,318,069
	Programa para el Desarrollo Profesional Docente	163,047,525
	Servicios de Educación Media Superior	44,354,833,636
	Subsidios para organismos descentralizados estatales	28,562,975,419

12 Salud		**46,739,480,178**
	Atención a la Salud	3,147,117,670
	Atención a la Salud y Medicamentos Gratuitos para la Población sin Seguridad Social Laboral	1,748,515,998
	Formación y capacitación de recursos humanos para la salud	129,168,383
	Investigación y desarrollo tecnológico en salud	85,798,995
	Prevención y atención contra las adicciones	193,770,140
	Prevención y atención de VIH/SIDA y otras ITS	1,523,151
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	30,720,000
	Programa de Atención a Personas con Discapacidad	17,999,999
	Programa de vacunación	1,981,444,007

	Protección y restitución de los derechos de las niñas, niños y adolescentes	62,834,131
	Salud materna, sexual y reproductiva	655,529,796
	Seguro Médico Siglo XXI	1,873,464,731
	Seguro Popular	36,082,175,529
	Servicios de asistencia social integral	729,417,648
14 Trabajo y Previsión Social		**3,333,119**
	Ejecución de los programas y acciones de la Política Laboral	3,333,119
19 Aportaciones a Seguridad Social		**6,083,882,322**
	Programa IMSS-BIENESTAR	6,083,882,322
20 Bienestar		**2,117,642,767**
	Articulación de Políticas Integrales de Juventud	14,177,873
	Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras	2,103,464,894
22 Instituto Nacional Electoral		**6,584,753**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	6,584,753
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**40,216,510,849**
	Becas para la población atendida por el sector educativo	169,102,514
	Servicios de educación básica en la Ciudad de México	40,047,408,335
33 Aportaciones Federales para Entidades Federativas y Municipios		**444,862,447,073**
	FAETA Educación de Adultos	204,561,004
	FAETA Educación Tecnológica	3,892,537,793
	FAM Asistencia Social /1	9,429,865,680
	FAM Infraestructura Educativa Básica /1	9,548,612,378
	FAM Infraestructura Educativa Media Superior y Superior /1	704,210,163
	FASSA	27,543,414,823
	FONE Fondo de Compensación	10,388,597,656
	FONE Gasto de Operación	14,438,498,581
	FONE Otros de Gasto Corriente	10,749,607,402
	FONE Servicios Personales	357,962,541,593
35 Comisión Nacional de los Derechos Humanos		**8,181,943**
	Atender asuntos relacionados con niñas, niños y adolescentes.	8,181,943
43 Instituto Federal de Telecomunicaciones		**7,000,000**

Regulación y Supervisión de los sectores Telecomunicaciones y Radiodifusión	7,000,000
47 Entidades no Sectorizadas	**1,358,510,049**
Programa de Apoyo a la Educación Indígena	1,358,510,049
48 Cultura	**59,529,352**
Desarrollo Cultural	27,101,098
Producción y distribución de libros y materiales artísticos y culturales	2,660,103
Servicios Cinematográficos	1,095,912
Servicios educativos culturales y artísticos	28,672,240
49 Fiscalía General de la República /2	**69,612,548**
Actividades de apoyo administrativo	2,873,150
Investigar y perseguir los delitos cometidos en materia de derechos humanos	66,249,398
Investigar, perseguir y prevenir delitos del orden electoral	490,000
Instituto Mexicano del Seguro Social	**52,366,920,895**
Atención a la Salud	35,109,472,628
Prestaciones sociales	634,246,619
Prevención y control de enfermedades	4,141,028,932
Servicios de guardería	12,482,172,716
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**14,812,665,418**
Atención a la Salud	11,277,047,188
Prevención y control de enfermedades	1,804,513,436
Servicios de Estancias de Bienestar y Desarrollo Infantil	1,731,104,794

_/1 Se incrementa el monto derivado de la actualización a la RFP aprobada en LIF 2020.

_/2 El 20 de diciembre de 2018 se publicó la declarotoria de la entrada en vigor de la Autonomía Constitucional de la Fiscalía General de la República.

ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Denominación	Monto
Total		**191,634,086,060**
4 Gobernación		**636,031,820**
	Conducción de la política interior	34,649,741
	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	68,684,050
	Participación Social para la Reconstrucción del Tejido Social en México	41,534,124
	Promover la atención y prevención de la violencia contra las mujeres	300,032,570
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	160,663,290
	Protección y defensa de los derechos humanos	30,468,045
6 Hacienda y Crédito Público		**152,632,529**
	Detección y prevención de ilícitos financieros	152,632,529
7 Defensa Nacional		**5,802,047,043**
	Derechos humanos	69,249,496
	Programa de igualdad entre mujeres y hombres SDN	124,795,655
	Programa de la Secretaría de la Defensa Nacional en Apoyo a la Seguridad Pública	3,671,136,170
	Sistema educativo militar	1,936,865,722
11 Educación Pública		**103,582,866,714**

Atención al deporte	674,593,971
Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	21,746,381,348
Desarrollo Cultural	3,547,838,157
Educación Física de Excelencia	407,000,562
Educación para Adultos (INEA)	40,418,232
Escuelas de Tiempo Completo	5,100,000,000
Expansión de la Educación Media Superior y Superior	68,001,905
Formación y certificación para el trabajo	3,656,788,340
Fortalecimiento a la Excelencia Educativa	507,240,761
Jóvenes Escribiendo el Futuro	5,521,210,914
La Escuela es Nuestra	5,241,780,000
Producción y distribución de libros y materiales culturales	128,879,505
Producción y transmisión de materiales educativos	821,288,013
Programa de Becas de Educación Básica para el Bienestar Benito Juárez	30,475,080,180
Programa de Becas Elisa Acuña	3,556,411,226
Programa de Cultura Física y Deporte	2,099,973,808
Programa de Formación de Recursos Humanos basada en Competencias	6,687,066
Programa de mantenimiento e infraestructura física educativa	228,909,265
Servicios de Educación Media Superior	4,695,464,478
Servicios de Educación Superior y Posgrado	6,387,079,212
Subsidios para organismos descentralizados estatales	8,178,133,175
Universidades para el Bienestar Benito Juárez García	493,706,597
12 Salud	**1,423,964,141**
Prevención y atención contra las adicciones	1,387,003,214
Prevención y control de enfermedades	14,013,398
Salud materna, sexual y reproductiva	22,947,529
13 Marina	**6,450,289,497**
Operación y desarrollo de los cuerpos de seguridad de las Fuerzas Armadas	4,767,045,316
Sistema Educativo naval y programa de becas	1,683,244,181

14 Trabajo y Previsión Social	**24,736,651,450**
Capacitación para Incrementar la Productividad	1,000,000
Ejecución de los programas y acciones de la Política Laboral	1,000,000
Instrumentación de la política laboral	2,000,000
Jóvenes Construyendo el Futuro	24,732,651,450
15 Desarrollo Agrario, Territorial y Urbano	**1,071,185,495**
Programa de Mejoramiento Urbano (PMU)	1,071,185,495
20 Bienestar	**1,157,846,162**
Actividades de apoyo a la función pública y buen gobierno	1,653,471
Actividades de apoyo administrativo	18,685,523

	MONTO
Articulación de Políticas Integrales de Juventud	23,629,788
Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras	171,711,420
Sembrando Vida	942,165,960
33 Aportaciones Federales para Entidades Federativas y Municipios	**12,536,217,706**
FAETA Educación Tecnológica	743,705,228
FASP	7,443,986,130
FORTAMUN /1	4,348,526,348
36 Seguridad y Protección Ciudadana	**31,349,928,874**
Actividades de apoyo administrativo	476,532,073
Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	297,615,837
Operativos para la prevención y disuasión del delito	24,995,193,477
Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones	1,580,587,487
Subsidios en materia de seguridad pública	4,000,000,000
48 Cultura	**2,734,424,630**
Desarrollo Cultural	2,666,558,135
Educación y cultura indígena	67,866,495

_/1 Se incrementa el monto derivado de la actualización a la RFP aprobada en LIF 2020.

ANEXO 20. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

	MONTO
Previsiones Salariales	**13,388,650,223**
Situaciones laborales supervenientes	13,388,650,223
Provisiones Económicas	**4,086,041,140**
Fondo de Desastres Naturales (FONDEN)	3,353,000,000
Fondo de Prevención de Desastres Naturales (FOPREDEN)	647,000,000
Comisiones y pago a CECOBAN	86,041,140
Provisiones Salariales y Económicas	**15,976,382,860**
Desarrollo Regional	**5,688,788,209**
Fondo Regional	1,988,788,209
Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad	400,000,000
Fondo Metropolitano	3,300,000,000
Otras Provisiones Económicas	**71,056,500,000**
Programa de Separación Laboral	1,000,000,000
Provisión para la Armonización Contable	56,500,000
Subsidios a las Tarifas Eléctricas	70,000,000,000
Gastos asociados a ingresos petroleros	**21,280,600,000**
TOTAL	131,476,962,432

ANEXO 21. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	MONTO

Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	15,796,151,778
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	41,561,393,476

ANEXO 22. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	MONTO
Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	393,539,245,232
Servicios Personales	357,962,541,593
Otros de Gasto Corriente 1/	10,749,607,402
Gasto de Operación	14,438,498,581
Fondo de Compensación	10,388,597,656
Fondo de Aportaciones para los Servicios de Salud	103,371,546,526
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	85,853,823,090
Entidades	10,406,729,722
Municipal y de las Demarcaciones Territoriales del Distrito Federal 2/	75,447,093,368
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal 2/	86,970,526,964
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	27,629,086,738
Asistencia Social	12,709,379,899
Infraestructura Educativa	14,919,706,839
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	7,432,750,587
Educación Tecnológica	4,767,341,204
Educación de Adultos	2,665,409,383
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal 2/	7,443,986,130
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	47,519,313,800
TOTAL 3/	759,760,279,067

1/ Incluye recursos para las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público.

2/ La Ley de Coordinación Fiscal considera en la denominación de estos Fondos al Distrito Federal.

3/ Considera los recursos para dar cumplimiento al artículo 49, fracción IV de la Ley de Coordinación Fiscal, es decir el 0.1 por ciento.

ANEXO 23. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 23.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 23.1.1. LÍMITES MÍNIMOS Y MÁXIMOS DE LAS PERCEPCIÓNES ORDINARIAS NETAS MENSUALES PARA LOS SERVIDORES PÚBLICOS DE LA ADMINISTRACIÓN PÚBLICA FEDERAL (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
G	Secretario de Estado		111,785		28,194		139,979
H	Subsecretario		110,957		27,889		138,845
J	Jefe de Unidad	101,770	108,455	25,545	26,762	127,314	135,217
K	Director General	90,076	96,759	22,058	23,547	112,133	120,306
L	Director General Adjunto	69,187	82,555	17,698	20,494	86,885	103,049
M	Director	42,633	59,972	10,978	15,490	53,610	75,462
N	Subdirector	26,484	41,746	8,059	10,763	34,543	52,509
O	Jefe de Departamento	17,632	26,128	6,330	7,904	23,962	34,032
P	Personal de Enlace	9,266	16,897	4,794	6,137	14,060	23,034

Personal Operativo		6,681	10,064	8,720	9,687	15,401	19,751
Personal de Categorías:							
	Del Servicio Exterior Mexicano	11,054	90,076	5,048	22,058	16,102	112,133

	De Educación	308	67,617	11,787	50,884	12,095	118,501
	De las Ramas Médica, Paramédica y Grupos Afines	9,574	49,771	14,448	26,264	24,022	76,035
	De Investigación Científica y Desarrollo Tecnológico	7,749	29,680	18,366	64,104	26,115	93,784
	De Seguridad Pública	9,725	38,246	9,031	52,381	18,756	90,627
	De Gobernación	13,878	21,168	12,067	13,908	25,945	35,076
	De las Fuerzas Armadas	6,763	113,546	7,454	26,476	14,217	140,022

1/ Las denominaciones de Secretario de Estado, Subsecretario y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por sueldos y salarios, y por prestaciones ordinarias, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen las prestaciones extraordinarias. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 23.1.2. REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida 1/
REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA	111,990
Impuesto sobre la renta retenido (34%) * y deducciones de seguridad social	50,122
Percepción ordinaria bruta líquida mensual	162,111
a) Sueldos y salarios:	161,056
i) Sueldo base	44,897
ii) Compensación garantizada	116,159
b) Prestaciones:	1,055
i) Prima quinquenal (antigüedad)	235
ii) Ayuda para despensa	785
iii) Seguro colectivo de retiro	35

* Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

1/ Corresponde a la remuneración en numerario sin considerar las prestaciones en especie.

ANEXO 23.1.3. REMUNERACIÓN TOTAL ANUAL DE PERCEPCIONES ORDINARIAS DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPCIONES ORDINARIAS	1,716,654
Impuesto sobre la renta retenido (34%) *	683,464
Percepción ordinaria bruta anual	2,400,118
a) Sueldos y salarios:	1,932,672
i) Sueldo base	538,764
ii) Compensación garantizada	1,393,908
b) Prestaciones:	467,446
i) Aportaciones a seguridad social	67,390
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	19,771
iii) Prima vacacional	14,966
iv) Aguinaldo (sueldo base)	89,455
v) Gratificación de fin de año (compensación garantizada)	234,982
vi) Prima quinquenal (antigüedad)	2,820
vii) Ayuda para despensa	9,420
viii) Seguro de vida institucional	28,217

ix) Seguro colectivo de retiro	425

* Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta.

1 / Conforme a la Ley del ISSSTE se incluye ésta prestación a partir de 2010.

ANEXO 23.2. CÁMARA DE SENADORES

ANEXO 23.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios (1)		Prestaciones (1) (Efectivo y Especie)		Percepción ordinaria total (1) (2)	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		104,900		24,415		129,315
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	100,410	103,500	23,357	23,922	123,767	127,422
Director General	83,704	100,147	20,053	23,054	103,757	123,201
Jefe de Unidad	69,617	81,940	17,119	19,350	86,736	101,290
Director de Área	45,456	69,402	12,511	16,829	57,967	86,231
Subdirector de Área	32,720	44,899	8,935	11,066	41,655	55,965
Jefe de Departamento	22,583	31,614	8,335	9,817	30,918	41,431
Personal de Servicio Técnico de Carrera	11,997	44,649	6,512	10,756	18,509	55,405
Personal operativo de confianza	27,507	29,226	12,185	12,603	39,692	41,829
Personal operativo de base	6,017	16,984	33,015	37,723	39,032	54,707

1) La remuneración neta mensual corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales y deducciones de seguridad social.

2) En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo y prima vacacional.

3) Los importes de las percepciones mensuales plasmadas en este documento, corresponden a los tabuladores vigentes para el ejercicio fiscal 2019, no contemplan ajustes por incrementos en la unidad de medida y actualización (UMA), ni efectos inflacionarios.

ANEXO 23.2.2. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida 1_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	1,148,447
Impuesto sobre la renta retenido *_/	434,883
Percepción bruta anual	1,583,330
I. Percepciones ordinarias:	1,583,330
a) Sueldos y salarios:	1,325,003
i) Sueldo base 2_/	1,325,003
ii) Compensación garantizada	
b) Prestaciones:	258,327
i) Aportaciones a seguridad social	43,734
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	
iv) Aguinaldo (sueldo base)	214,593
v) Gratificación de fin de año (compensación garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	
xi) Seguro de separación individualizado	

xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	-
a) Pago por riesgo y potenciación de seguro de vida	

*_/ Cálculo obtenido conforme al artículo 152 de la Ley del Impuesto Sobre la Renta.

1_/ Corresponde a las percepciones para 2019.

2_/ Dieta.

ANEXO 23.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración total
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,551,771**
Impuesto sobre la renta retenido *_/	**672,729**
Percepción bruta anual	**2,224,500**
I. Percepciones ordinarias:	**2,224,500**
a) Sueldos y salarios:	1,812,396
i) Sueldo base	278,520
ii) Compensación garantizada	1,533,876
b) Prestaciones:	412,104
i) Aportaciones a seguridad social	56,112
ii) Ahorro solidario	18,108
iii) Prima vacacional	11,604
iv) Aguinaldo (sueldo base)	45,102
v) Gratificación de fin de año (compensación garantizada)	248,394
vi) Seguro de vida institucional	32,628
vii) Seguro colectivo de retiro	156

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos.

ANEXO 23.3. CÁMARA DE DIPUTADOS

ANEXO 23.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS Personal de base:						
2		7,932		13,688		21,619
3		8,234		13,931		22,165
4		8,358		14,032		22,390
5		8,571		14,204		22,775
6		8,756		14,310		23,065
7		9,464		14,477		23,941
8		9,952		14,539		24,490
9		10,509		14,660		25,169
10		11,155		15,120		26,275
11		13,234		15,484		28,718
12		14,467		15,704		30,172
13		16,599		15,303		31,902
Personal de base sindicalizado:						

2		7,932	21,357	29,288
3		8,234	21,734	29,968
4		8,358	21,890	30,248
5		8,571	22,156	30,727
6		8,756	22,316	31,071
7		9,464	22,500	31,964
8		9,952	22,551	32,503
9		10,509	22,679	33,188
10		11,155	23,263	34,418
11		13,234	23,576	36,810
12		14,467	23,768	38,235
13		16,599	24,055	40,655
14		17,108	24,180	41,288
15		17,200	24,201	41,401
16		18,615	24,381	42,996
17		19,466	24,493	43,960
18		21,360	24,764	46,124

Personal de confianza:				
2		7,932	12,491	20,422
3		8,234	12,677	20,911
4		8,358	12,754	21,112
5		8,571	12,886	21,457
6		8,756	12,968	21,724
7		9,464	13,109	22,573
8		9,952	13,168	23,120
9		10,509	13,273	23,782
10		11,155	13,637	24,792
11		13,234	13,989	27,224
12		14,467	14,202	28,669
13		16,599	14,928	31,527
14		17,108	14,594	31,702

Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2019 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		102,615		27,239		129,854
Secretario de Servicios/Contralor Interno/Coordinador de Comunicación Social		101,505		26,988		128,493
Secretario de Enlace		96,270		25,803		122,073

Director General	95,430	100,885	25,613	26,848	121,042	127,733
Homólogo a Director General		95,430		25,613		121,042
Director de Área y Homólogos	61,062	87,460	17,651	23,629	78,713	111,089
Subdirector de Área y Homólogos	41,251	55,546	12,212	15,313	53,463	70,859
Jefe de Departamento y Homólogos	28,314	34,229	9,003	10,278	37,317	44,507

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES PARA EL EJERCICIO 2019 Y PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES.

LA PERCEPCIÓN NETA ES EL RESULTADO DE APLICAR A LOS IMPORTES BRUTOS MENSUALES EL IMPUESTO CORRESPONDIENTE.

ANEXO 23.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		9,825		9,836		19,661
9		11,186		10,021		21,208
10		13,506		10,411		23,918
12		18,393		11,166		29,558
13		18,694		11,213		29,907
14		21,357		11,488		32,845
15		30,013		12,235		42,248

Este ANEXO refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2019 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Jefe de la Unidad		76,625		21,356		97,981
Director de Área		66,116		18,978		85,094
Secretario Técnico		63,320		18,355		81,675
Subdirector de Área		58,209		17,007		75,216
Coordinador Administrativo		50,964		14,299		65,263
Coordinador		50,964		14,299		65,263
Especialista		37,131		11,867		48,998

Este ANEXO refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2019 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.3.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
CANAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		9,952		12,714		22,666

9	10,509	12,813	23,322
10	11,155	13,168	24,323
11	13,234	13,499	26,734
12	14,467	13,700	28,167
13	16,599	14,022	30,621
14	17,108	14,110	31,218

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS DURANTE 2020 DE ACUERDO AL PUESTO QUE OCUPEN, LOS CUALES PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES Y LAS NECESIDADES INSTITUCIONALES.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO 75 CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTO DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 23.3.3.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

CANAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Director General		100,885		19,619		120,505
Director de Área y Homólogos		87,460		16,294		103,754
Jefe de Departamento y Homólogos		34,229		5,219		39,448

ESTE ANEXO REFLEJA LOS LÍMITES DE PERCEPCIONES ORDINARIAS NETAS MENSUALES APLICABLES A LOS SERVIDORES PÚBLICOS DURANTE 2020 DE ACUERDO AL PUESTO QUE OCUPEN, LOS CUALES PUEDEN VARIAR EN FUNCIÓN DE LOS ACUERDOS EMITIDOS POR LOS ÓRGANOS DE GOBIERNO COMPETENTES Y LAS NECESIDADES INSTITUCIONALES.

LA REMUNERACIÓN NETA CORRESPONDE A LA CANTIDAD QUE PERCIBEN LOS SERVIDORES PÚBLICOS, UNA VEZ APLICADAS LAS DISPOSICIONES FISCALES.

A FIN DE CUMPLIR CON EL DESGLOSE DE REMUNERACIONES QUE ESTABLECE EL ARTÍCULO 75 CONSTITUCIONAL, SE PRESENTAN LOS LÍMITES MÍNIMOS Y MÁXIMOS EN TÉRMINOS NETOS POR CONCEPTO DE SUELDOS Y SALARIOS Y DE PRESTACIONES, DIFERENCIADOS POR EL TIPO DE SERVIDORES PÚBLICOS A LOS QUE APLICAN LOS LÍMITES CORRESPONDIENTES.

ANEXO 23.3.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida 2019
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,148,447**
Impuesto sobre la renta retenido (2)	408,713
Percepción Bruta Anual	**1,557,160**
I. Percepciones Ordinarias:	**1,557,160**
a) Sueldos y salarios:	1,264,536
i) Sueldo Base (3)	1,264,536
ii) Compensación Garantizada	
b) Prestaciones:	292,624
i) Aportaciones a seguridad social	61,274
ii) Ahorro solidario (art. 100 ISSSTE)	19,771
iii) Prima vacacional	
iv) Aguinaldo	
v) Gratificación de fin de año	211,579
vi) Prima quinquenal	
vii) Ayuda para despensa	

viii) Seguro de vida institucional	
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	
xi) Seguro de Separación Individualizado	
xii) Apoyo económico para la adquisición de vehículo	
xiii) Otras prestaciones	
II. Percepciones extraordinarias:	
a) Pago por riesgo y potencialización de seguro de vida	

(1) Corresponde a las percepciones 2019.

(2) Conforme lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

(3) Dieta.

ANEXO 23.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 23.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		110,373		28,342		138,715
AUDITOR ESPECIAL		109,339		28,063		137,402
TITULAR DE UNIDAD		108,306		27,832		136,138
DIRECTOR GENERAL Y HOMÓLOGOS	105,978	107,272	27,362	27,601	133,340	134,873
DIRECTOR GENERAL ADJUNTO	95,967	99,046	22,984	23,549	118,951	122,595
DIRECTOR DE ÁREA Y HOMÓLOGOS	90,845	92,517	21,926	22,232	112,771	114,749
SECRETARIO TÉCNICO		81,600		20,241		101,841
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	57,422	61,518	15,523	16,257	72,945	77,775
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	41,887	44,515	12,387	12,850	54,274	57,365

PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	25,641	26,673	10,909	10,877	36,550	37,550
COORDINADOR DE AUDITORES JURÍDICOS	25,641	26,673	10,909	10,877	36,550	37,550
COORDINADOR DE AUDITORES ADMINISTRATIVOS	25,641	26,673	10,909	10,877	36,550	37,550
AUDITOR DE FISCALIZACIÓN "A"	22,602	23,503	10,781	10,745	33,383	34,248
AUDITOR JURÍDICO "A"	22,602	23,503	10,781	10,745	33,383	34,248
AUDITOR ADMINISTRATIVO "A"	22,602	23,503	10,781	10,745	33,383	34,248
AUDITOR DE FISCALIZACIÓN "B"	18,327	21,063	10,723	10,608	29,050	31,671
AUDITOR JURÍDICO "B"	18,327	21,063	10,723	10,608	29,050	31,671
AUDITOR ADMINISTRATIVO "B"	18,327	21,063	10,723	10,608	29,050	31,671
COORDINADOR DE ANALISTAS "A"		19,894		10,029		29,923
SECRETARIA PARTICULAR "A"		26,106		11,921		38,027
OPERADOR SUPERVISOR "A"		20,379		13,920		34,299

SECRETARIA PARTICULAR "B"	20,902	12,147	33,049
OPERADOR SUPERVISOR "B"	18,521	14,016	32,537
OPERADOR SUPERVISOR "C"	17,217	14,096	31,313
SUPERVISOR DE ÁREA ADMINISTRATIVA	15,915	14,191	30,106
SUPERVISOR DE ÁREA TÉCNICA	15,915	14,191	30,106
OPERADOR SUPERVISOR "D"	15,915	14,191	30,106
VIGILANTE DE LA ASF	15,915	14,191	30,106
SECRETARIA DE DIRECTOR DE ÁREA	13,921	13,757	27,678
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	10,616	24,202	34,818
COORDINADOR DE PROYECTOS ESPECIALES	10,509	24,157	34,666
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	10,184	24,002	34,186
ANALISTA ESPECIALIZADO EN PROYECTOS	9,553	23,878	33,431
ESPECIALISTA TÉCNICO	9,200	23,782	32,982
ESPECIALISTA EN PROYECTOS TÉCNICOS	8,840	23,675	32,515
ESPECIALISTA HACENDARIO	8,501	23,582	32,083
TÉCNICO MEDIO	8,146	23,486	31,632
ANALISTA CONTABLE	7,773	23,365	31,138
TÉCNICO CONTABLE	7,387	23,211	30,598
TÉCNICO MEDIO CONTABLE	7,001	23,060	30,061
AUXILIAR TÉCNICO CONTABLE	6,832	23,668	30,500

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- En el ejercicio de los importes aquí señalados, se estará a lo dispuesto en las disposiciones aplicables.

ANEXO 23.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario
		Hasta
PERSONAL DE MANDO		
AUDITOR SUPERIOR DE LA FEDERACIÓN	1	
AUDITOR ESPECIAL	4	
TITULAR DE UNIDAD	5	
DIRECTOR GENERAL Y HOMÓLOGOS	36	
DIRECTOR GENERAL ADJUNTO	2	
DIRECTOR DE ÁREA Y HOMÓLOGOS	133	
SECRETARIO TÉCNICO	3	
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	301	
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	476	

PERSONAL OPERATIVO DE CONFIANZA		
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	186	65,673
COORDINADOR DE AUDITORES JURÍDICOS	16	65,673
COORDINADOR DE AUDITORES ADMINISTRATIVOS	77	65,673
AUDITOR DE FISCALIZACIÓN "A"	251	59,432
AUDITOR JURÍDICO "A"	93	59,432
AUDITOR ADMINISTRATIVO "A"	88	59,432
AUDITOR DE FISCALIZACIÓN "B"	156	54,652
AUDITOR JURÍDICO "B"	2	54,652
AUDITOR ADMINISTRATIVO "B"	44	54,652
COORDINADOR DE ANALISTAS "A"	1	52,318
SECRETARIA PARTICULAR "A"	15	64,504
OPERADOR SUPERVISOR "A"	2	35,002
SECRETARIA PARTICULAR "B"	36	54,330
OPERADOR SUPERVISOR "B"	12	33,245
OPERADOR SUPERVISOR "C"	29	32,025
SUPERVISOR DE ÁREA ADMINISTRATIVA	86	30,822
SUPERVISOR DE ÁREA TÉCNICA	13	30,822
OPERADOR SUPERVISOR "D"	7	30,822
VIGILANTE DE LA ASF	16	30,822
SECRETARIA DE DIRECTOR DE ÁREA	1	28,999
PERSONAL OPERATIVO DE BASE		
TÉCNICO SUPERIOR	37	30,002
COORDINADOR DE PROYECTOS ESPECIALES	7	29,904
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7	29,608
ANALISTA ESPECIALIZADO EN PROYECTOS	6	29,059
ESPECIALISTA TÉCNICO	7	28,756
ESPECIALISTA EN PROYECTOS TÉCNICOS	7	28,439
ESPECIALISTA HACENDARIO	4	28,142
TÉCNICO MEDIO	12	27,837
ANALISTA CONTABLE	26	27,507
TÉCNICO CONTABLE	36	27,139
TÉCNICO MEDIO CONTABLE	41	26,775
AUXILIAR TÉCNICO CONTABLE	51	27,285

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

ANEXO 23.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

AUDITOR SUPERIOR DE LA FEDERACIÓN	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**1,664,584**

Impuesto sobre la renta retenido 2/	**685,042**
Percepción bruta anual	**2,349,626**
I. Percepciones ordinarias:	**2,349,626**
a) Sueldos y salarios:	1,905,272
i) Sueldo base	450,663
ii) Compensación garantizada	1,454,609
b) Prestaciones:	444,354
i) Aportaciones a seguridad social	61,274
ii) Prima vacacional	12,518
iii) Aguinaldo (sueldo base)	77,036
iv) Gratificación de fin de año (compensación garantizada)	247,287
v) Prima quinquenal (antigüedad)	3,420
vi) Ayuda para despensa	10,620
vii) Seguro de vida institucional	32,199
viii) Seguro de gastos mèdicos mayores	0
ix) Seguro de separación individualizado	0
x) Revisión Médica	0
xi) Vales de Despensa	0
II. Percepciones extraordinarias:	
a) Estímulo por Resultado de la Evaluación del Desempeño	

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

ANEXO 23.5. SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 23.5.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

SERVIDORES PÚBLICOS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

		Sueldos y salarios	
DESCRIPCIÓN	**NIVEL**	**MINIMO**	**MAXIMO**
MINISTRO (DE CONFORMIDAD CON EL ARTICULO 3RO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMA EL ARTICULO 127 CONSTITUCIONAL)	1		204,683.00
SECRETARIO GENERAL DE ACUERDOS, SEC. GRAL DE LA PRESIDENCIA, COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA, OFICIAL MAYOR, CONTROLADOR	2		100 ,842
COORDINADOR	3		100,094
SUBSECRETARIO GRAL. DE ACUERDOS	4		99,391
DIR. GRAL. , TITULAR DE UNIDAD GRAL. SECRETARIO DE LA SECCIÓN DE TRAMITE DE CONTROVERSIA CONSTITUCIONALES Y DE ACCIONES DE INCONSTITUCIONALIDAD, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR DE PONENCIA, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR	5		98,669
SRIO. DE ACUERDO DE SALA	6		99,241
SRIO. DE ESTUDIO Y CUENTA (DE PONENCIA), SRIO. DE ESTUDIO Y CUENTA	7	88,709	98,566
SRIO. PARTICULAR DE MANDO SUPERIOR	8	88,417	98,241
SRIO. DE ESTUDIO Y CUENTA ADJUNTO	9	87,597	97,330
SUBDIRECTOR GRAL.	10	88,062	97,846
ASESOR DE MANDO SUPERIOR, ASESOR 1, COODINADOR ADMINISTRATIVO 1, DICTAMINADOR 1 Y SRIO. AUXILIAR 1	11	88,062	97,846
SECRETARIO DE SEGUIMIENTO DE COMITES	12	88,062	97,846
INVESTIGADOR JURISPRUDENCIAL	13	87,607	97,341
SUBSRIA. DE ACUERDOS DE SALA	14		84,626

SRIO. AUXILIAR DE PONENCIA	15	58,547	78,665
DIRECTOR DE AREA, SRIO. AUXULIAR DE SEGUIMIENTO DE COMITES	16	42,935	78,665
ASESOR , ASESOR 2, COORDINADOR ADMINISTRATIVO 2, DICTAMINADOR 2, SRIO. AUXILIAR 2	17	42,935	64,609
SRIO. AUXILIAR DE ACUERDOS	18	42,935	64,569
ACTUARIO	19	38,702	47,443
SRIO. DE DIRECCIÓN GENERAL	20	32,620	47,003
SUBDIRECTOR DE AREA	21	42,935	47,003
ASITENTE DE MANDO SUPERIOR	22	36,347	37,763
JEFE DE DPTTO, AYUDANTE DE COMEDOR	23		38,702
TAC. JUDICIAL PARLAMENTARIA	24	27,464	36,291
PROF. OPERATIVO	25	24,114	36,291
AUXILIAR DE MANDO MEDIOS	26	29,504	32,248
SECRETARIA	27	15,642	29,601
TECNICO EN SEGURIDAD	28	17,535	29,599
TECNICO OPERATIVO	29	15,642	29,599
CHOFER	30	14,688	29,599
TECNICO EN PREVISIÓN SOCIAL, TECNICO EN ALIMENTOS	31	14,688	29,599
TECNICO ADMINISTRAVIVO	32	15,642	27,464
OFICIAL DE SERVICIOS	33	13,373	15,642

ANEXO 23.5.2. LÍMITES DE LA PERCEPCIÓNES (NETA TOTAL ANUAL) (pesos)

SERVIDORES PÚBLICOS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

DESCRIPCIÓN	NIVEL	AGUINALDO - PRIMA VACACIONAL		PAGO POR RIESGO	ASIGNACIONES ADICIONALES
		MINIMO	MAXIMO		
MINISTRO (DE CONFORMIDAD CON EL ARTICULO 3RO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMA EL ARTICULO 127 CONSTITUCIONAL)	1		444,401	415,946	0
SECRETARIO GENERAL DE ACUERDOS, SEC. GRAL DE LA PRESIDENCIA, COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA, OFICIAL MAYOR, CONTROLADOR	2		213,739	0	280,156
COORDINADOR	3		212,706	0	278,164
SUBSECRETARIO GRAL. DE ACUERDOS	4		211,140	0	276,169
DIR. GRAL. , TITULAR DE UNIDAD GRAL. SECRETARIO DE LA SECCIÓN DE TRAMITE DE CONTROVERSIA CONSTITUCIONALES Y DE ACCIONES DE INCONSTITUCIONALIDAD, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR DE PONENCIA, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR	5		209,967	0	274,010
SRIO. DE ACUERDO DE SALA	6		207,471	0	275,639
SRIO. DE ESTUDIO Y CUENTA (DE PONENCIA), SRIO. DE ESTUDIO Y CUENTA	7	185,087	205,652	0	273,560
SRIO. PARTICULAR DE MANDO SUPERIOR	8	184,162	204,625	0	272,485
SRIO. DE ESTUDIO Y CUENTA ADJUNTO	9	176,937	196,596	0	267,444
SUBDIRECTOR GRAL.	10	179,641	199,602	0	270,243
ASESOR DE MANDO SUPERIOR, ASESOR 1, COODINADOR ADMINISTRATIVO 1, DICTAMINADOR 1 Y SRIO. AUXILIAR 1	11	179,641	199,602	0	270,243
SECRETARIO DE SEGUIMIENTO DE COMITES	12	179,641	199,602	0	270,243
INVESTIGADOR JURISPRUDENCIAL	13	176,753	196,392	0	267,517
SUBSRIA. DE ACUERDOS DE SALA	14		172,247		228,690
SRIO. AUXILIAR DE PONENCIA	15	114,221	159,406		211,323
DIRECTOR DE AREA, SRIO. AUXULIAR DE SEGUIMIENTO DE COMITES	16	79,473	159,406		211,323
ASESOR, ASESOR 2, COORDINADOR ADMINISTRATIVO 2, DICTAMINADOR 2, SRIO. AUXILIAR 2	17	79,473	127,474		170,710
SRIO. AUXILIAR DE ACUERDOS	18	79,473	127,382		170,596

ACTUARIO	19	70,048	89,611		123,829
SRIO. DE DIRECCIÓN GENERAL	20	56,436	88,837		122,656
SUBDIRECTOR DE AREA	21	79,473	88,837		122,656
ASITENTE DE MANDO SUPERIOR	22	64,537	67,440		97,027
JEFE DE DPTTO. AYUDANTE DE COMEDOR	23		70,048		100,501
TAC. JUDICIAL PARLAMENTARIA	24	47,014	64,736		92,865
PROF. OPERATIVO	25	39,867	64,736		92,865
AUXILIAR DE MANDO MEDIOS	26	50,329	55,944		92,044
SECRETARIA	27	23,623	51,241		75,643
TECNICO EN SEGURIDAD	28	27,332	51,224		75,639
TECNICO OPERATIVO	29	23,623	51,224		75,639
CHOFER	30	21,285	51,224		75,639
TECNICO EN PREVISIÓN SOCIAL, TECNICO EN ALIMENTOS	31	21,285	51,224		75,639
TECNICO ADMINISTRATIVO	32	23,623	47,014		70,321
OFICIAL DE SERVICIOS	33	18,736	23,623		40,526

ANEXO 23.5.3. REMUNERACIÓN NOMINAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (3RO TRANSITORIO) (pesos)

REMUNERACIÓN NOMINAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3° TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULO 75, 115, 116, 122, 123, Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

	MINISTRO (De conformidad con el artículo 3 transitorio del decreto por el que se reforma el artículo 127 constitucional)
REMUNERACIÓN NOMINAL ANUAL NETA	**3,395,332**
IMPUESTOS SOBRE LA RENTA RETENIDO	1,605,337
REMUNERACIÓN NOMINAL ANUAL BRUTA	5,000,669
A) SUELDOS Y SALARIOS	**3,568,845**
I) SUELDO BASE	651,241
II) COMPENSACIÓN GARANTIZADA	2,785,845
III) PRESTACIONES DE PREVISIÓN SOCIAL E INHERENTES AL CARGO	131,759
B) PRESTACIONES	**791,907**
I) APORTACIONES DE SEGURIDAD SOCIAL	N/A
II) AHORRO SOLIDARIO (ART. 100 LEY DEL ISSSTE)	N/A
III) PRIMA VACACIONAL	95,475
IV) AGUINALDO (SUELDO BASE). COMPENSACIÓN GARANTIZADA	586,234
V) GRATIFICACIÓN DEL FIN DE AÑO (COMP. GARANTIZADA)	N/A
VI) PRIMA QUINQUENAL (ANTIGÜEDAD)	0
VII) AYUDA PARA DESPENSA	0
VIII) SEGURO DE VIDA INSTITUCIONAL	26,809
IX) SEGURO COLECTIVO DE RETIRO	N/A
X) SEGURO DE GASTOS MEDICOS MAYORES	34,135
XI) SEGURO DE SEPARACIÓN INDIVIDUALIZADO	0
XII) APOYO ECONOMICO PARA ADQUISICIÓN DE VEHICULO	N/A
XIII) ESTIMULO POR ANTIGÜEDAD	46,154

XIV) AYUDA DE ANTEOJOS	3,100
XV) ESTIMULO DEL DIA DE LA MADRE/PADRE	N/A
C) PAGO POR RIESGO	639,917

N/A: No Aplicable.

ANEXO 23.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 23.6.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA (NETOS MENSUALES) (pesos)

SERVIDORES PÚBLICOS DEL CONSEJO DE LA JUDICATURA FEDERAL

DESCRIPCIÓN	NIVEL	SUELDOS Y SALARIOS	
		MINIMO	MAXIMO
CONSEJERO	2		204,683
TITULAR DE ORGANO AUXILIAR	3		99,992
VISITADOR JUDICIAL A	5		99,645
MAGISTRADO DE CIRCUITO	6		150,058
TITULAR DE UNIDAD	6A		100,043
VOCAL, SRIO. EJECUTIVO, COORDINADOR DE ASESORES, SRIO. GRAL. DE LA PRESIDENCIA DEL CJF	6B		100,612
COORDINADOR ACADEMICO, COORDINADOR DE SEGURIDAD	7A		100,378
JUEZ DE DISTRITO	7		136,737
SRIO. TECNICO, COORDINADOR DE PONENCIA DE CONSEJERO.	8A		100,406
DIRECTOR GRAL. COORDINADOR DE ADMINISTRACIÓN REGIONAL, COORDINADOR GRAL.	8		100,577
TITULAR DE UNIDAD ADMINISTRATIVA	9		99,629
SECRETARIO TECNICO DE PONENCIA DE CONSEJERO	9B	90,047	100,052
SRIO. TECNICO AA DE COMISIÓN PERMANENTE	9C	89,478	99,420
VISITADOR JUDICIAL B	10		98,885
SRIO. TECNICO A, REPRESENTANTE DEL CJF ANTE LA COMISION SUBSTANCIADORA, REPRESENTANTE DE STPJF ANTE LA COMISIÓN SUBSTANCIADORA	11	88,755	98,616
COORDINADOR DE AREAS, ADMINISTRADOR REGIONAL.	12	79,842	91,319
RESPONSABLE DE ARCHIVOS JUDICIALES	12A		78,995
DIRECTOR DE AREA, SUPERVISIÓN, SRIO. DE APOYO B	13		68,290

DELEGADO, SRIO. TRIBUNAL, ASISTENTE DE CONSTANCIAS Y REGISTRO DE TRIBUNAL DE ALZADA	13A		76,707
EVALUADOR	13B		74,329
ASISTENTE DE CONSTANCIAS Y REGISTRO DE JUEZ DE CONTROL O JUEZ DE INJUICIAMIENTO, SRIO. DE JUZGADO.	13C		70,906
ADMINISTRADOR REGIONAL	14	55,446	68,290
SRIO. DE LA COMISIÓN SUBSTANCIADORA UNICA PJF, ASESOR ESPECIALIZADO, SPS	15		65,569
SRIO. PARTICULAR DE SPS.	16		65,103
DEFENSOR PÚBLICO, ASESOR JURIDICO	16A		62,552
ASESOR SPS, LIDER DE PROYECTO, COORDINADOR TECNICO DE SPS	20	47,796	55,446
DELEGADO ADMINISTRATIVO	20A	41,346	47,796
COORDINADOR DE ADMINISTRACIÓN Y RESGUARDADO DE ARCHIVOS JUDICIALES	21B	39,003	47,302

SUBDIRECTOR DE AREA, JEFE DE OFICINA DE CORRESPONDENCIA COMUN A, COORDINADOR TECNICO A, ACTUARIO JUDUCIAL	21	37,707	45,638
SRIO. PARTICULAR DE MAGISTRADO DE CIRCUITO, SRIO. PARTICULAR DE JUEZ DE DISTRITO	21A		36,221
COORDINADOR DE ORGANIZACIÓN DE ARCHIVOS JUDICIALES, COORDINADOR DE PROTECCIÓN CIVIL Y COORDINADOR DE MTTO DEL CENTRO ARCHIVISTICO JUDICIAL	21C	28,724	35,906

LIMITES DE LA PERCEPCIÓN ORDINARIA NETOS MENSUALES DE LOS SERVIDORES PÚBLICOS (pesos)

DESCRIPCIÓN	NIVEL	SUELDOS Y SALARIOS	
		MINIMO	MAXIMO
JEFE DE DEPARTAMENTO, JEFE DE SEGURIDAD REGIONAL, JEFE DE OFICINA DE CORRESPONDENCIA COMÚN B, AUDITOR, DICTAMINADOR, COORDINADOR TÉCNICO B, COORDINADOR DE AYUDA Y SEGURIDAD	24	27,397	32,397
COORDINADOR TÉCNICO ADMINISTRATIVO	24A	26,760	31,701
PROFESIONAL OPERATIVO	24A	24,136	28,690
SECRETARIA	25B	21,612	27,456
ANALISTA JURÍDICO SISE, AUXILIAR DE GESTIÓN JUDICIAL, TAQUIGRAFÍA JUDICIAL PARLAMENTARIA, TÉCNICO DE ENLACE ADMINISTRATIVO OCC, SECRETARIA EJECUTIVA DE SPS, TÉCNICO DE ENLACE, JEFE DE GRUPO DE SEGURIDAD,	25		26,503
AUXILIAR DE ACTUARIO, AUXILIAR DE SALA	26		25,266
TÉCNICO EN PROTECCIÓN CIVIL	27A	17,527	24,136
OFICIAL ADMINISTRATIVO0, ENFERMERA ESPECIALIZADA, EDUCADORA, OFICIAL DE PARTES, ANALISTA ESPECIALIZADO, TÉCNICO DE VIDEOGRABACIÓN	27		23,697
TÉNICO EN SEGURIDAD	28A	17,527	21,576
NIÑERA, COCINERA CENDI, SECRETARIA EJECUTIVA A, CHOFER DE FUNCIONARIO, OFICIAL DE SEGURIDAD	28		21,215
TÉCNICO OPERATIVO	28B	15,642	19,560
ANALISTA A	29A		17,517
SECRETARIA A, ANALISTA	29		17,180
TÉCNICO ESPECIALIZADO, TÉCNICO ADMINISTRATIVO	30		16,661
ANALISTA ADMINISTRATIVO	31		16,138
AUXILIAR DE SERVICIOS GENERALES, COCINERA	32		15,330
CHOFER	33A		14,688
OFICIAL DE SERVICIOS Y MANTENIMIENTO	33		14,303
OFICIAL DE SERVICIOS	33B	13,373	13,758

ANEXO 23.6.2. LÍMITES DE LA PERCEPCIÓN TOTAL (NETO ANUAL) (pesos)

SERVIDORES PÚBLICOS DEL CONSEJO DE LA JUDICATURA FEDERAL

DESCRIPCIÓN	NIVEL	AGUINALDO Y PRIMA VACACIONAL		PAGO POR RIESGO	ASIGNACIONES ADICIONALES
		MINIMO	MAXIMO		
CONSEJERO	2		444,401	415,946	0
TITULAR DE ÓRGANO AUXILIAR	3		213,804	0	290,291
VISITADOR JUDICIAL A	5		212,980	0	289,280
MAGISTRADO DE CIRCUITO	6		291,277	472,711	0
TITULAR DE UNIDAD	6A		209,042	0	288,445
VOCAL, SECRETARIO EJECUTIVO, COORDINADOR DE ASESORES, SECRETARIO GENERAL DE LA PRESIDENCIA DEL CJF	6B		204,189	0	286,465
COORDINADOR ACADÉMICO, COORDINADOR DE SEGURIDAD	7A		200,862	0	286,605

JUEZ DE DISTRITO	7		261,549	422,674	0

SECRETARIO TÉCNICO COORDINADOR DE PONENCIA DE CONSEJERO	8A		195,548	0	285,584
DIRECTOR GENERAL, COORDINADOR DE ADMINISTRACIÓN REGIONAL, COORDINADOR GENERAL	8		189,167	0	283,905
TITULAR DE UNIDAD ADMINISTRATIVA	9		185,185	0	287,270
SECRETARIO TÉCNICO DE PONENCIA DE CONSEJERO	9B	165,392	183,769	0	289,602
SECRETARIO TÉCNICO DE AA DE COMISIÓN PERMANENTE	9C	168,527	187,253	0	287,708
VISITADOR JUDICIAL B	10		197,893	0	271,484
SECRETARIO TÉCNICO A, REPRESENTANTE DEL CJF ANTE LA COMISIÓN SUBSTANCIADORA, REPRESENTANTE DEL STPJF ANTE LA COMISIÓN SUBTANCIADORA,	11	173,069	192,299	0	268,304
COORDINADOR DE ÁREAS, ADMINISTRADOR REGIONAL A	12	156,519	180,490		248,296
RESPONSABLE DE ARCHIVOS JUDICIALES	12A		159,406		211,323
DIRECTOR DE ÁREA, SUPERVISOR, SECRETARIO DE APOYO B	13		130,765		180,281
DELEGADO, SECRETARIO DE TRIBUNAL, AGENTE DE CONSTANCIAS Y REGISTRO DE TRIBUNAL DE ALZADA,	13A		150,161		204,459
EVALUADOR	13B		145,555		197,332
ASISTENTE DE CONSTANCIAS Y REGISTRO DE JUEZ DE CONTROL O JUEZ DE ENJUICIAMIENTO	13C		137,900		187,667

ADMINISTRADOR REGIONAL	14	103,439	130,756		180,281
SECRETARIO DE LA COMISIÓN SUBSTANCIADORA UNICA PJF, ASESOR ESPECIALIZADO SPS	15		124,817		172,600
SECRETARIO PARTICULAR DE SPS	16		123,798		171,283
DEFENSOR PÚBLICO, ASESOR JURIDICO	16A		113,195		164,080
ASESOR SPS, LÍDER DE PROYECTO, COORDINADOR TÉCNICO DE SPS	20	87,171	102,439		144,416
DELEGADO ADMINISTRATIVO	20A	73,154	87,171		124,088
COORDINADOR DE ADMINISTRACIÓN Y RESGUARDO Y ARCHIVOS JUDICIALES	21B	70048	88,787		122,775
SUBDIRECTOR DE ÁREA, JEFE DE OFICINA DE CORRESPONDENCIA COMÚN A, COORDINADOR TÉCNICO A, ACTUARIO JUDICIAL	21	65255	82,426		118,353
SECRETARIO PARTICULAR DE MAGISTRADO DE CIRCUITO, SECRETARIO PARTICULAR DE JUEZ DE DISTRITO	21A		62,020		92,806
COORDINADOR DE ORGANIZACIÓN DE ARCHIVOS JUDICIALES, COORDINADOR DE PROTECCIÓN CIVIL, COORDINADOR DE MANTENIMIENTO DEL CENTRO ARCHIVÍSTICO JUDICIAL	21C	50173	63,653		91,801
JEFE DE DEPARTAMENTO, JEFE DE SEGURIDAD REGIONAL, JEFE DE OFICINA DE CORRRESPONDENCIA COMÚN B, AUDITOR, DICTAMINADOR, COORDINADOR TÉCNICO B, COORDINADOR DE AYUDA Y SEGURIDAD	24	45371	54,984		82,445

LÍMITES DE LA PERCEPCIÓN ORDINARIA NETOS ANUALES DE LOS SERVIDORES PÚBLICOS (pesos)

DESCRIPCIÓN	NIVEL	AGUINALDO - PRIMA VACACIONAL		PAGO POR RIESGO	ASIGNACIONES ADICIONALES
		MINIMO	MAXIMO		
COORDINADOR TECNICO ADMINISTRATIVO	24A	44,237	53,616		80,820
PROFESIONAL OPERATIVO	25A	39,861	49,804		73,387

SECRETARIA	25B	35,200	47,383		70,314
ANALISTA JURIDICO SISE, AUXILIAR DE GESTIÓN JUDICIAL, TAQUÍGRAFA JUDICIAL PARLAMENTARIA, TÉCNICO DE ENLACE ADMINISTRATIVO OCC, SECRETARIA EJECUTIVA DE SPS, TÉCNICO DE ENLACE, JEFE DE GRUPO DE SEGURIDAD.	25		44,517		67,938
AUXILIAR DE ACTUARIO, AUXILIAR DE SALA.	26		38,866		64,857
TÉCNICO EN PROTECCIÓN CIVIL	27A	27,427	39,861		62,041
OFICIAL ADTVO., ENFERMERA ESPECIALIZADA, EDUCADORA, OFICIAL DE PARTES, ANALISTA ESPECIALIZADO, TÉCNICO DE VIDEOGRABACIÓN	27		38,866		60,946
TÉCNICO EN SEGURIDAD	28A	27,427	34,948		55,858
NIÑERA, COCINERA CENDI, SECRETARIA EJECUTIVA A, CHOFER DE FUNCIONARIO, OFICIAL DE SEGURIDAD.	28		33,970		55,014
TECNICO OPERATIVO	28B	23,599	31,207		51,139
ANALISTA A	29A		27,313		46,197
SECRETARIA A, ANALISTA	29		26,397		45,241
TÉCNICO ESPECIALIZADO, TÉCNICO ADTVO.	30		25,367		43,768
ANALISTA ADTVO.	31		24,221		42,070
AUXILIAR DE SERVICIOS GENERALES, COCINERA	32		22,382		39,315
CHOFER	33A		21,178		37,549
OFICIAL DE SERVICIOS Y MANTENIMIENTO	33		19,964		36,217
OFICIAL DE SERVICIOS	33B	18,654	18,934		34,746

ANEXO 23.6.3. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

	CONSEJERO
REMUNERACIÓN NOMINAL ANUAL NETA 2020	3,415,927
IMPUESTO SOBRE LA RENTA	1,584,798
REMUNERACIÓN NOMINAL ANUAL BRUTA 2020	5,000,725
A) SUELDOS Y SALARIOS:	3,525,393
I) SUELDO BASE	620,230
II) COMPENSACIÓN GARANTIZADA	2,816,856
III) PRESTACIONES NOMINALES	88,307
B) PRESTACIONES	835,415
I) APORTACIONES A SEGURIDAD SOCIAL	61,273
II) AHORRO SOLIDARIO (ART. 100 DE LEY DEL ISSSTE)	19,771
III) PRIMA VACACIONAL	95,475
IV) AGUINALDO (SUELDO BASE Y COMPENSACIÓN GARANTIZADA)	586,158
V) GRATIFICACIÓN DE FIN DE AÑO (COMP. GARANTIZADA)	N/A
VI) PRIMA QUINQUENAL	18,360
VII) AYUDA PARA DESPENSA	N/A
VIII) SEGURO DE VIDA INSTITUCIONAL	26,809
IX) SEGURO DE VIDA COLECTIVO	146
X) SEGURO DE GASTOS MEDICOS MAYORES	16,658
XI) SEGURO DE SEPARACIÓN INDIVIDUALIZADO	0
XII) APOYO ECONOMICO PARA VEHICULO TITULARES DE ORGANOS JURISDICCIONALES	N/A
XIII) ESTIMULO POR ANTIGÜEDAD	10,765
XIV) AYUDA DE ANTEOJOS	N/A
XV) ESTIMULO DEL DIA DE LA MADRE / PADRE	N/A
C) PAGO POR RIESGO	639,917

ANEXO 23.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 23.7.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

SERVIDORES PÚBLICOS DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

DESCRIPCIÓN		SUELDOS Y SALARIOS	
	NIVEL	MINIMO	MAXIMO

MAGISTRADO DE SALA SUPERIOR	1		200,105
MAGISTRADO DE SALA REGIONAL	3		150,374
SRIO. GRAL. DE ACUERDOS, SRIO. ADTVO. , COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA Y SECRETARIO DE LA PRESIDENCIA	4		99,870
SRIO. INSTRUCTOR, SUBSECRETARIO GRAL. DE ACUERDOS Y COORDINADOR DE ESTUDIOS LEGISLATIVOS ELECTORALES	5		99,182
SECRETARIO TÉCNICO DEL MAGISTRADO PRESIDENTE, DIRECTOR GENERAL, TITULAR DE LA DEFENSORÍA PÚBLICA ELECTORAL PARA PUEBLOS Y COMUNIDADES INDIGENAS, VISITADOR, CONTRALOR INTERNO DEL T.E.P.J.F. Y DIRECTOR DE LA ESCUELA JUDICIAL ELECTORAL	6		98,493
SECRETARIO DE ESTUDIO Y CUENTA	7	83,900	98,497
SECRETARIO DE TESIS	8		98,009
JEFE DE UNIDAD, SECRETARIO TÉCNICO DE COMISIONADO Y SECRETARIO TÉCNICO DEL SECRETARIO ADTVO.	9	75,590	98,009
SECRETARIO TECNICO DE MAGISTRADO DE SALA SUPERIOR	10		97,440
SECRETARIO TECNICO DE MANDO SUPERIOR Y PROFESOR INVESTIGADOR I	11	77,567	87,128
SECRETARIO DE ACUERDOS DE SALA REGIONAL, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL COORDINADOR, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL, TITULAR DE ARCHIVO JURISDICCIONAL, TITULAR DE OFICIALIA DE PARTES Y TITULAR DE OFICINA DE ACTUARIOS.	12	69,910	89,005
SECRETARIO EJECUTIVO REGIONAL, DIRECTOR DE AREA, TITULAR DE LA UNIDAD ESPECIALIZADA EN INTEGRACIÓN DE EXPEDIENTES Y DEFENSOR	13	53,966	72,720
PROFESOR INVESTIGADOR II Y DELEGADO ADTVO REGIONAL	14		59,811
SRIO. DE APOYO, CAPACITADOR, PEDAGOGO, ESPECILISTA TICS, COMUNICÓLOGO, TITULAR DEL SRIO. TÉCNICO, TITULAR DEL SECRETARIADO TÉCNICO REGIONAL, SRIO. TÉCNICO DE MAGISTRADO REGIONAL, SRIO. AUXILIAR DE PLENO DE LA SALA REGIONAL, INVESTIGADOR, AUDITOR ESPECIALIZADO, COORDINADOR ADTVO. I	15	39,641	57,132
SRIO. AUXILIAR.	16		44,434
ACTUARIO	17		43,786
SUBDIRECTOR DE AREA, TITULAR DE ARCHIVO, JURISDICCIONAL REGIONAL, TITULAR DE OFICIALÍA DE PARTES REGIONAL Y TITULAR DE OFICINA DE ACTUARIOS REGIONAL, COORDINADOR ADTVO. II	18	35,604	43,311
ACTUARIO REGIONAL Y SRIO. DE APOYO JURÍDICO REGIONAL	19		39,570
AUXILIAR JURÍDICO. JEFE DE DPPTO.,. SRIA. DE OFICINA DE MAGISTRADO, AUDITOR ADTVO. , COORDINADOR ADTVO. III	20	27,129	34,094
AUXILIAR DE MANDOS MEDIOS, DISEÑADOR WEB Y AUXILIAR DE MANDO SUPERIOR	21	27,129	29,861
PROFESIONAL OPERATIVO	22	22,181	29,664
SRIA. DE MAGISTRADO REGIONAL Y SRIA DE PONENCIA	23	24,855	28,889
SECRETARÍA	24	16,390	25,088
TÉCNICO OPERATIVO, AUXILIAR DE AUDITOR Y OFICIAL DE PARTES REGIONAL	25	15,496	25,090
TÉCNICO EN ALIMENTOS	26	12,811	21,555
TÉCNICO EN PREVISIÓN SOCIAL	27	14,221	19,135
OFICIAL DE APOYO	28	12,811	19,135
OFICIAL DE SERVICIOS Y OFICIAL	29	11,821	13,669

ANEXO 23.7.2. LÍMITES DE LA PERCEPCIÓN TOTAL (NETOS ANUAL) (pesos)

SERVIDORES PÚBLICOS DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

DESCRIPCIÓN	NIVEL	AGUINALDO - PRIMA VACACIONAL		PAGO POR RIESGO	ASIGNACIONES ADICIONALES
		MINIMO	MAXIMO		
MAGISTRADO DE SALA SUPERIOR	1		444,413	408,461	0
MAGISTRADO DE SALA REGIONAL	3		313,561	429,409	0
SRIO. GRAL. DE ACUERDOS, SRIO. ADTVO. , COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA Y SECRETARIO DE LA PRESIDENCIA	4		223,802	0	281,758
SRIO. INSTRUCTOR, SUBSECRETARIO GRAL. DE ACUERDOS Y COORDINADOR DE ESTUDIOS LEGISLATIVOS ELECTORALES	5		222,115	0	279,704
SECRETARIO TÉCNICO DEL MAGISTRADO PRESIDENTE, DIRECTOR GENERAL, TITULAR DE LA DEFENSORÍA PÚBLICA ELECTORAL PARA PUEBLOS Y COMUNIDADES INDIGENAS, VISITADOR,	6		220,433	0	277,652

CONTRALOR INTERNO DEL T.E.P.J.F. Y DIRECTOR DE LA ESCUELA JUDICIAL ELECTORAL					
SECRETARIO DE ESTUDIO Y CUENTA	7	171,693	209,036	0	277,002
SECRETARIO DE TESIS	8		205,477	0	274,417
JEFE DE UNIDAD, SECRETARIO TÉCNICO DE COMISIONADO Y SECRETARIO TÉCNICO DEL SECRETARIO ADTVO.	9	152,135	205,477	0	274,417
SECRETARIO TECNICO DE MAGISTRADO DE SALA SUPERIOR	10		202,204	0	272,513
SECRETARIO TECNICO DE MANDO SUPERIOR Y PROFESOR INVESTIGADOR I	11	161,761	184,488		241,327
SECRETARIO DE ACUERDOS DE SALA REGIONAL, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL COORDINADOR, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL, TITULAR DE ARCHIVO JURISDICCIONAL, TITULAR DE OFICIALIA DE PARTES Y TITULAR DE OFICINA DE ACTUARIOS.	12	142,587	184,852		246,957
SECRETARIO EJECUTIVO REGIONAL, DIRECTOR DE AREA, TITULAR DE LA UNIDAD ESPECIALIZADA EN INTEGRACIÓN DE EXPEDIENTES Y DEFENSOR	13	107,546	150,132		196,824
PROFESOR INVESTIGADOR II Y DELEGADO ADTVO REGIONAL	14		120,051		158,959

SERVIDORES PÚBLICOS DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

DESCRIPCIÓN	NIVEL	AGUINALDO - PRIMA VACACIONAL		PAGO POR RIESGO	ASIGNACIONES ADICIONALES
		MINIMO	MAXIMO		
SRIO. DE APOYO, CAPACITADOR, PEDAGOGO, ESPECILISTA TICS, COMUNICÓLOGO, TITULAR DEL SRIO. TÉCNICO, TITULAR DEL SECRETARIADO TÉCNICO REGIONAL, SRIO. TÉCNICO DE MAGISTRADO REGIONAL, SRIO. AUXILIAR DE PLENO DE LA SALA REGIONAL, INVESTIGADOR, AUDITOR ESPECIALIZADO, COORDINADOR ADTVO. I	15	75,001	113,905		151,395
SRIO. AUXILIAR.	16		85,969		116,702
ACTUARIO	17		84,535		114,983
SUBDIRECTOR DE AREA, TITULAR DE ARCHIVO, JURISDICCIONAL REGIONAL, TITULAR DE OFICIALÍA DE PARTES REGIONAL Y TITULAR DE OFICINA DE ACTUARIOS REGIONAL, COORDINADOR ADTVO. II	18	65,982	83,458		113,722
ACTUARIO REGIONAL Y SRIO. DE APOYO JURÍDICO REGIONAL	19		74,684		103,305
AUXILIAR JURÍDICO. JEFE DE DPPTO.,. SRIA. DE OFICINA DE MAGISTRADO, AUDITOR ADTVO. , COORDINADOR ADTVO. III	20	48,927	63,592		88,657
AUXILIAR DE MANDOS MEDIOS, DISEÑADOR WEB Y AUXILIAR DE MANDO SUPERIOR	21	48,927	54,455		77,206
PROFESIONAL OPERATIVO	22	39,690	54,409		77,102
SRIA. DE MAGISTRADO REGIONAL Y SRIA DE PONENCIA	23	44,788	53,098		75,432
SECRETARÍA	24	28,169	45,855		65,885
TÉCNICO OPERATIVO, AUXILIAR DE AUDITOR Y OFICIAL DE PARTES REGIONAL	25	26,159	45,826		65,850
TÉCNICO EN ALIMENTOS	26	20,352	38,511		57,073
TÉCNICO EN PREVISIÓN SOCIAL	27	23,384	33,739		51,388
OFICIAL DE APOYO	28	20,352	33,739		51,388
OFICIAL DE SERVICIOS Y OFICIAL	29	18,597	22,265		36,750

ANEXO 23.7.3. REMUNERACIÓN TOTAL ANUAL DE LOS MAGISTRADOS DE SALA SUPERIOR (pesos)

	MAGISTRADO DE SALA SUPERIOR 2020
REMUNERACIÓN NOMINAL ANUAL NETA	**3,421,079**
IMPUESTO SOBRE LA RENTA RETENIDO	1,579,590
REMUNERACIÓN NOMINAL ANUAL BRUTA	**5,000,669**
A) SUELDOS Y SALARIOS	3,532,888
I) SUELDO BASE	651,242
II) COMPENSACIÓN GARANTIZADA	2,785,844

III) PRESTACIONES DE PREVISIÓN SOCIAL E INHERENTES AL CARGO	95,802
B) PRESTACIONES	839,379
I) APORTACIONES A SEGURIDAD SOCIAL	60,208
II) AHORRO SOLIDARIO (ART. 100 DE ISSSTE)	19,427
III) PRIMA VACACIONAL	95,475
IV) AGUINALDO (SUELDO BASE Y COMPENSACIÓN GARANTIZADA	586,195
V) GRATIFICACIÓN DE FIN DE AÑO (COMPENSACIÓN GARANTIZADA)	NA
VI) PRIMA QUINQUENAL (ANTIGÜEDAD)	16,320
VII) AYUDA PARA DESPENSA	0
VIII) SEGURO DE VIDA INSTITUCIONAL	26,809
IX) SEGURO DE VIDA INSTITUCIONAL	146
X) SEGURO DE GASTOS MEDICO MAYORES	34,799
XI) SEGURO DE SEPARACIÓN INDIVIDUALIZADO	0
XII) APOYO ECONÓMICO PARA ADQUISICIÓN DE VEHICULO	NA
XIII) ESTÍMULO POR ANTIGÜEDAD	0
XIV) AYUDA DE ANTEOJOS	0
XV) ESTÍMULO DEL DÍA DE LA MADRE/PADRE	0
C) PAGO POR RIESGO	628,402

ANEXO 23.8. INSTITUTO NACIONAL ELECTORAL

ANEXO 23.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Minimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	92,535	102,816	36,165	40,184	128,700	143 ,000
SECRETARIO EJECUTIVO	91,624	101,805	36,176	40,195	127,800	142,000

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

ANEXO 23.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
CONSEJERO PRESIDENTE	92,535	102,816	36,165	40,184	128,700	143,000
SECRETARIO EJECUTIVO	91,624	101,805	36,176	40,195	127,800	142,000
CONTRALOR GENERAL	91,624	101,805	36,176	40,195	127,800	142,000
DIRECTOR EJECUTIVO	90,977	101,085	35,923	39,915	126,900	141,000
DIRECTOR GENERAL	90,977	101,085	35,923	39,915	126,900	141,000

COORDINADOR DE ASESORES DEL CONSEJERO PRESIDENTE	90,150	100,167	35,850	39,833	126,000	140,000
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	90,150	100,167	35,850	39,833	126,000	140,000
SUBCONTRALOR	90,150	100,167	35,850	39,833	126,000	140,000
DIRECTOR DE UNIDAD TECNICA	89,195	99,106	35,905	39,894	125,100	139,000
COORDINADOR DE ASUNTOS INTERNACIONALES	89,195	99,106	35,905	39,894	125,100	139,000
COORDINADOR DE ASESORES DEL SECRETARIO EJECUTIVO	88,350	98,167	35,850	39,833	124,200	138,000
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	88,350	98,167	35,850	39,833	124,200	138,000
COORDINADOR DE LOGISTICA	88,350	98,167	35,850	39,833	124,200	138,000
COORDINADOR	87,972	97,746	35,328	39,254	123,300	137,000
VOCAL EJECUTIVO DE JUNTA LOCAL	87,972	97,746	35,328	39,254	123,300	137,000
DIRECTOR DE AREA DE ESTRUCTURA	87,972	97,746	35,328	39,254	123,300	137,000
SECRETARIO TECNICO	87,972	97,746	35,328	39,254	123,300	137,000
VOCAL EJECUTIVO DE JUNTA LOCAL	87,024	96,693	35,376	39,307	122,400	136,000
DIRECTOR DE AREA DE ESTRUCTURA	86,213	95,792	35,287	39,208	121,500	135,000
COORDINADOR ADMINISTRATIVO DEL SRIO. EJECUTIVO	85,703	95,226	34,897	38,774	120,600	134,000
DIRECTOR DE AREA DE ESTRUCTURA	85,703	95,226	34,897	38,774	120,600	134,000
ASESOR DE CONSEJERO PRESIDENTE	85,703	95,226	34,897	38,774	120,600	134,000
COORDINADOR DE ENLACE INSTITUCIONAL	85,703	95,226	34,897	38,774	120,600	134,000
COORDINADOR DE TECNOLOGIA DE INFORMATICA ADMINISTRATIVA	85,703	95,226	34,897	38,774	120,600	134,000
LIDER DE PROYECTO	85,703	95,226	34,897	38,774	120,600	134,000
ASESOR DE CONSEJERO ELECTORAL	88,750	93,289	23,235	38,412	111,985	131,701
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	88,750	93,289	23,235	38,412	111,985	131,701
LIDER DE PROYECTO	88,750	93,289	23,235	38,412	111,985	131,701
ASESOR DE SECRETARIO EJECUTIVO	73,674	85,917	20,113	35,645	93,787	121,561
SECRETARIO PRIVADO DEL SECRETARIO EJECUTIVO	73,674	85,917	20,113	35,645	93,787	121,561
SECRETARIO TECNICO DE CONSEJERO PRESIDENTE	73,674	85,917	20,113	35,645	93,787	121,561
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	73,674	79,880	20,113	33,541	93,787	113,421

ASESOR DEL SECRETARIO EJECUTIVO	73,674	79,880	20,113	33,541	93,787	113,421
LIDER DE PROYECTO	73,674	79,880	20,113	33,541	93,787	113,421
ASESOR DE CONSEJERO ELECTORAL	68,628	72,666	18,706	30,472	87,334	103,138
ASESOR DE SECRETARIO EJECUTIVO	68,628	72,666	18,706	30,472	87,334	103,138
SUBDIRECTOR DE AREA	68,628	72,666	18,706	30,472	87,334	103,138
COORDINADOR OPERATIVO	61,278	67,636	17,005	28,282	78,283	95,919

LIDER DE PROYECTO "F"	61,278	67,636	17,005	28,282	78,283	95,919
SECRETARIO PARTICULAR DE UNIDAD RESPONSABLE	61,278	67,636	17,005	28,282	78,283	95,919
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	61,278	67,636	17,005	28,282	78,283	95,919
COORDINADOR DE LA UNIDAD DE INFORMACION Y ACERVO	61,278	67,636	17,005	28,282	78,283	95,919
VOCAL SECRETARIO DE JUNTA LOCAL	61,278	67,636	17,005	28,282	78,283	95,919
SUBDIRECTOR DE AREA	61,278	67,636	17,005	28,282	78,283	95,919
VOCAL EJECUTIVO DE JUNTA DISTRITAL	54,114	60,057	15,471	25,533	69,585	85,590
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	54,114	60,057	15,471	25,533	69,585	85,590
LIDER DE PROYECTO "B"	54,114	60,057	15,471	25,533	69,585	85,590
LIDER DE PROYECTO "D"	54,114	60,057	15,471	25,533	69,585	85,590
SUBDIRECTOR DE AREA	54,114	60,057	15,471	25,533	69,585	85,590
VOCAL DE JUNTA LOCAL	54,114	60,057	15,471	25,533	69,585	85,590
SUBDIRECTOR DE SERVICIOS WEB	54,114	60,057	15,471	25,533	69,585	85,590
SUBDIRECTOR DE TECNOLOGIA Y SEGURIDAD INFORMATICA	54,114	60,057	15,471	25,533	69,585	85,590
ASESOR DE CONSEJERO ELECTORAL	54,114	60,057	15,471	25,533	69,585	85,590
ASESOR DE CONSEJERO PRESIDENTE	50,593	60,057	14,780	25,533	65,372	85,590
ASESOR DE SECRETARIO EJECUTIVO	50,593	53,373	14,780	23,334	65,372	76,708
VOCAL SECRETARIO DE JUNTA DISTRITAL	50,593	53,373	14,780	23,334	65,372	76,708
LIDER DE PROYECTO "E"	40,962	43,555	12,268	19,152	53,230	62,707
JEFE DE DEPARTAMENTO	38,045	40,264	11,465	17,759	49,509	58,022
LIDER DE PROYECTO "E"	38,045	40,264	11,465	17,759	49,509	58,022
COORDINADOR OPERATIVO	38,045	40,264	11,465	17,759	49,509	58,022
VOCAL DE JUNTA DISTRITAL	38,045	40,264	11,465	17,759	49,509	58,022
JEFE DE DEPARTAMENTO	35,073	37,663	10,902	16,887	45,975	54,550
ASESOR "C"	35,073	37,663	10,902	16,887	45,975	54,550
ENLACE ADMINISTRATIVO	31,408	33,850	10,114	15,480	41,522	49,330
INVESTIGADOR	31,408	33,850	10,114	15,480	41,522	49,330
JEFE DE PROYECTO DE LOGISTICA	31,408	33,850	10,114	15,480	41,522	49,330
JEFE DE DEPARTAMENTO	31,408	33,850	10,114	15,480	41,522	49,330
JEFE DE MONITOREO A MODULOS	31,408	33,850	10,114	15,480	41,522	49,330
JEFE DE PROYECTO	31,408	33,850	10,114	15,480	41,522	49,330
JEFE DE PROYECTO "A"	31,408	33,850	10,114	15,480	41,522	49,330
JEFE DEL DEPARTAMENTO DE TECNOLOGIA	31,408	33,850	10,114	15,480	41,522	49,330
LIDER DE PROYECTO "C"	31,408	33,850	10,114	15,480	41,522	49,330
SECRETARIO TECNICO DE CONSEJERO PRESIDENTE	31,408	33,850	10,114	15,480	41,522	49,330
ASESOR ELECTORAL	31,408	33,850	10,114	15,480	41,522	49,330
ASESOR DE CONSEJERO PRESIDENTE	28,426	30,822	9,593	14,490	38,018	45,313

ASESOR JURIDICO	28,107	28,442	9,549	13,774	37,656	42,216

JEFE DE DEPARTAMENTO DE OPERACION DE SISTEMAS	28,107	28,442	9,549	13,774	37,656	42,216
JEFE DE DEPARTAMENTO DE RECURSOS FINANCIEROS	28,107	28,442	9,549	13,774	37,656	42,216
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	28,107	28,442	9,549	13,774	37,656	42,216
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	28,107	28,442	9,549	13,774	37,656	42,216
JEFE DE PROYECTO "C"	28,107	28,442	9,549	13,774	37,656	42,216
Personal operativo	-	-	-	-	-	-
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	26,100	27,547	7,640	13,920	33,740	41,467
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	24,278	25,756	7,154	13,257	31,432	39,013
INFORMATICO ESPECIALIZADO	24,278	25,756	7,154	13,257	31,432	39,013
AUXILIAR ADMINISTRATIVO	15,687	24,005	5,534	12,738	21,221	36,743
ANALISTA	22,773	24,005	6,833	12,738	29,606	36,743
JEFE DE OFICINA DE CARTOGRAFIA ESTATAL	22,773	24,005	6,833	12,738	29,606	36,743
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA	22,773	24,005	6,833	12,738	29,606	36,743
SUBCOORDINADOR DE SERVICIOS	22,773	24,005	6,833	12,738	29,606	36,743
AUXILIAR DE ADSCRIPCION AL SPE	17,339	22,549	5,859	12,263	23,198	34,812
CHOFER DE DIRECCION EJECUTIVA, UNIDAD TECNICA O EQUIVALENTE	19,687	21,054	6,266	11,691	25,953	32,745
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA DISTRITAL	19,687	21,054	6,266	11,691	25,953	32,745
ENLACE ADMINISTRATIVO DISTRITAL	12,072	17,496	4,903	10,364	16,975	27,861
SECRETARIA DE DIRECCION DE AREA O EQUIVALENTE	13,849	17,151	5,197	10,191	19,046	27,342
AUXILIAR DE INCORPORACION AL SPE	13,849	15,246	5,197	9,524	19,046	24,770
SECRETARIA DE SUBDIRECCION DE AREA, DEPARTAMENTO O QUIVALENTE	12,072	13,553	4,903	8,913	16,975	22,466
RESPONSABLE DE MODULO	11,203	13,553	4,732	8,913	15,935	22,466
TECNICO EN ACTUALIZACION CARTOGRAFICA	10,401	11,986	4,602	8,302	15,002	20,288
CHOFER MENSAJERO	10,401	11,138	4,602	7,992	15,002	19,131
SECRETARIA EN JUNTA LOCAL	9,921	17,496	4,526	10,364	14,447	27,861
SECRETARIA DE VOCALIA EJECUTIVA DISTRITAL	9,921	17,496	4,526	10,364	14,447	27,861
SECRETARIA EN JUNTA DISTRITAL	9,921	17,496	4,526	10,364	14,447	27,861

ANEXO 23.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS
(pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**7,131**		
PLAZAS TÉCNICO OPERATIVO NIVEL GA1 AL LA2	7,131		12,900

Corresponde a la prestación de vales de fin de año del ejercicio 2019 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que da para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

ANEXO 23.8.3.A REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL (pesos) 1/

CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,716,000**
Impuesto sobre la renta retenido (35%) *_/	**758,755**
Percepción bruta anual	**2,474,755**
a) Sueldos y salarios:	2,009,668
i) Sueldo base	375,207
ii) Compensación garantizada	1,634,461
b) Prestaciones:	465,087
i) Aportaciones a seguridad social	39,072
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	12,607
iii) Prima vacacional	10,423
iv) Aguinaldo ó Gratificación de fin de año	342,663
v) Prima quinquenal (antigüedad)	1,530
vi) Ayuda para despensa	0
vii) Seguro de v ida institucional	37,982
viii) Seguro colectivo de retiro	65
ix) Seguro de gastos médicos mayores	20,744
x) Seguro de separación individualizado	0

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.8.3.B REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL (pesos) 1/

SECRETARIO EJECUTIVO

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,704,000**
Impuesto sobre la renta retenido (35%) *_/	**743,192**
Percepción bruta anual	**2,447,192**
a) Sueldos y salarios:	1,982,646
i) Sueldo base	334,727
ii) Compensación garantizada	1,647,919
b) Prestaciones:	464,545
i) Aportaciones a seguridad social	41,163
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,282

iii) Prima vacacional	9,298
iv) Aguinaldo ó Gratificación de fin de año	336,974
v) Prima quinquenal (antigüedad)	1,612
vi) Ayuda para despensa	2,822
vii) Seguro de vida institucional	37,472
viii) Seguro colectivo de retiro	69
ix) Seguro de gastos médicos mayores	21,854
x) Seguro de separación individualizado	0

1/ Miembro permanente del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de enero del 2014.

ANEXO 23.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 23.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
PRESIDENTE DE LA CNDH		109,999		30,082		140,081
VISITADOR/A GENERAL, VISITADOR/A GENERAL ESPECIAL, DIRECCIÓN EJECUTIVA DEL MNPT, COORDINADOR/A GENERAL DE SRAJ, SECRETARIO/A TÉCNICO/A DEL CONSEJO CONSULTIVO Y SECRETARIO/A EJECUTIVO/A		108,811		29,826		138,637
OFICAL MAYOR		108,075		29,667		137,742
TITULAR DEL ÓRGANO INTERNO DE CONTROL		106,978		29,431		136,409
DIRECTOR/A GENERAL Y HOMÓLOGOS/AS	104,291	106,276	27,016	29,280	131,307	135,556
COORDINADOR/A DE OFICINA FORÁNEA, SECRETARIO/A PARTICULAR DEL PRESIDENTE Y COORDINADOR/A DE PROGRAMA	98,631	102,534	25,483	28,124	124,114	130,658
DIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS	51,482	79,846	22,800	35,977	74,282	115,823
VISITADOR/A ADJUNTO/A	27,054	49,781	12,550	23,173	39,604	72,954
SUBDIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS	27,054	49,781	12,550	23,173	39,604	72,954
JEFE/A DE DEPARTAMENTO Y HOMÓLOGOS/AS	19,819	34,359	9,676	16,747	29,495	51,106
Personal de Enlace u Operativo						
OPERATIVO/A	10,723	23,408	5,831	10,304	16,554	33,712

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a las personas servidoras públicas durante 2020, en función del puesto que ocupen. Contemplan las cuotas de seguridad social a cargo del trabajador/a.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 Constitucional, se presentan los límites mínimos y máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores/as públicos/as a los que aplican los límites correspondientes.

ANEXO 23.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario Máximo
Total Puestos	**1,770**	
Personal de mando:	**1,047**	
PRESIDENTE DE LA CNDH	1	
VISITADOR/A GENERAL, VISITADOR/A GENERAL ESPECIAL, DIRECCIÓN EJECUTIVA DEL MNPT, COORDINADOR/A GENERAL DE SRAJ, SECRETARIO/A TÉCNICO/A DEL CONSEJO CONSULTIVO Y SECRETARIO/A EJECUTIVO/A	11	
OFICAL MAYOR	1	
TITULAR DEL ÓRGANO INTERNO DE CONTROL	1	
DIRECTOR/A GENERAL Y HOMÓLOGOS/AS	28	
COORDINADOR/A DE OFICINA FORÁNEA, SECRETARIO/A PARTICULAR DEL PRESIDENTE Y COORDINADOR/A DE PROGRAMA	19	

DIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS	110	168,019
VISITADOR/A ADJUTNTO/A	523	140,343
SUBDIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS	179	140,343
JEFE/A DE DEPARTAMENTO Y HOMÓLOGOS/AS	174	92,788
Personal Operativo	**723**	
OPERATIVO/A	723	82,234

ANEXO 23.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	1,714,377
Impuesto sobre la renta retenido	**685,713**
Percepción bruta anual	**2,400,090**
I. Percepciones ordinarias:	**2,400,090**
a) Sueldos y salarios:	1,910,735
Sueldo base	360,308
Compensación Garantizada	1,550,427
b) Prestaciones:	489,355
i) Aportaciones a seguridad social	63,326
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	19,771
iii) Prima vacacional	53,076
iv) Gratificación de fin de año	321,547
v) Prima quinquenal	3,420
vi) Ayuda para despensa	3,600
vii) Seguro de vida	24,615
viii) Fondo de separación individualizado	
ix) Ayuda para el desarrollo personal y cultural	
x) Vales de despensa	
xi) Día del niño	
xii) Día de las madres	
II. Percepciones extraordinarias:	
a) Pago extraordinario	

ANEXO 23.10. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA

ANEXO 23.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Comisionada Presidenta de la Comisión		113,139		29,861		143 ,000
Comisionado		112,727		29,273		142,000
Jefe de Unidad		111,803		28,197		140,000
Director General/ Titular del Órgano Interno de Control		109,598		28,402		138,000

Director Ejecutivo	73,683	108,100	20,780	27,123	94,462	135,222
Coordinador General	46,329	77,612	14,159	21,212	60,488	98,824
Subcoordinador General	33,971	43,979	11,234	13,298	45,205	57,277
Coordinador de Área	-	32,583		10,629		43,211
Jefe de Área	21,965	29,195	9,066	10,284	31,032	39,479
Personal de Enlace	14,015	21,161	7,399	8,864	21,413	30,024
Personal Operativo	8,902	12,545	9,165	9,495	18,067	22,040

ANEXO 23.10.2. REMUNERACIÓN TOTAL ANUAL DE LA COMISIONADA PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

	Remuneración Presidenta COFECE
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	1,716,000
Impuesto sobre la renta retenido	769,835
Percepción bruta anual	2,485,835
I. Percepciones ordinarias:	2,485,835
a) Sueldos y salarios:	2,015,837
i) Sueldo base	425,046
ii) Compensación garantizada	1,590,791
b) Prestaciones:	469,998
i) Aportaciones a seguridad social	50,713
ii) Ahorro solidario	16,363
iii) Prima vacacional	11,807
iv) Aguinaldo (sueldo base)	69,281
v) Gratificación de fin de año (compensación garantizada)	259,290
vi) Prima quinquenal (antigüedad)	1,567
vii) Ayuda para despensa	7,690
viii) Vales de despensa	23,510
ix) Seguro de vida institucional	29,431
x) Seguro colectivo de retiro	347
xi) Seguro de gastos médicos mayores	
xii) Seguro de separación individualizado	
II. Percepciones extraordinarias:	
a) Potenciación del seguro de vida institucional y pago extra. por riesgo	
b) Otras prestaciones (Vales de despensa)	

ANEXO 23.10.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos			
PLAZAS TÉCNICO OPERATIVO NIVEL OP1D-OP1A /1	19		237,500
PLAZAS TÉCNICO OPERATIVO NIVEL OP1D-OP1A /2	19		70,205

1/ Corresponde a la prestación denominada medidas de fin de año (vales de despensa).

2/ Corresponde a la prestación denominada ayuda para útiles escolares (efectivo).

ANEXO 23.11. INSTITUTO FEDERAL DE TELECOMUNICACIONES

ANEXO 23.11.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)

Tipo de personal	Banda Salarial (Nivel)		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente		27		104,933		38,067		143,000
Comisionado		26		106,382		35,618		142,000
Coordinador Ejecutivo		25		105,837		35,163		141,000
Titular de Unidad		25		105,060		34,940		140,000
Secretario Técnico del Pleno		25		105,060		34,940		140,000
Coordinador General		25		104,853		34,147		139,000

Director General	23	23	92,939	103,266	31,261	34,734	124,200	138,000
Director General Adjunto	21	22	65,075	84,234	30,570	28,849	95,645	113,083
Investigador	21	22	65,075	84,234	30,570	28,849	95,645	113,083
Director de Área	18	21	34,607	71,909	18,319	24,882	52,926	96,792
Subdirector de Área	16	18	21,605	42,643	12,865	15,325	34,470	57,969
Jefe de Departamento	14	16	14,975	29,644	10,409	11,600	25,383	41,244
Técnico	10	17	6,358	33.636	7,682	16,477	14,041	50.113
Enlace	11	13	8,121	16,162	7,803	8,027	15,923	24,189

- La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos del Instituto Federal de Telecomunicaciones por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas.

- No se incluyen prestaciones en las que el personal puede o no ser acreedor a éstas y ejercer su derecho, tales como: ayuda para anteojos, apoyo de guardería o preescolar y apoyos institucionales para que realicen estudios que les permitan incrementar o concluir su formación académica, o especializarse en temas relacionados con sus funciones.

- La remuneración neta corresponde a la cantidad que perciben los servidores públicos del Instituto Federal de Telecomunicaciones, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2019.

ANEXO 23.11.2. LÍMITES DE PERCEPCIONES EXTRAORDINARIAS NETAS TOTALES (pesos)

Nivel	Banda Salarial		Pago Extraordinario Anual Unitario*	
	Nivel			
	Mínimo	Máximo	Mínimo	Máximo
Presidente		27		
Comisionado		26		
Coordinador Ejecutivo		25		
Titular de Unidad		25		
Secretario Técnico del Pleno		25		
Coordinador General		25		
Director General	23	23		
Director General Adjunto	21	22		
Investigador	21	22		
Director de Área	18	21		
Subdirector de Área	16	18	73,433	153,907
Jefe de Departamento	14	16	49,565	102,339
Técnico	10	17	19,839	124,252
Enlace	11	13	25,160	53,440

Considerando las medidas de austeridad adoptadas por el Instituto y por acuerdo de su pleno, se suspende durante el ejercicio 2020, el otorgamiento y pago de la percepción extraordinaria, correspondiente al estímulo al desempeño sobresaliente, contenida en el artículo 34, inciso c), de las Disposiciones por las que se establece el Sistema de Servicio Profesional del Instituto Federal de Telecomunicaciones. Sin que ello, implique la supresión de dicha prestación, que está contemplada en las Condiciones Generales de Trabajo, del Sistema de Servicio Profesional del IFT, y rigen las relaciones laborales del personal del Instituto.

En este sentido, solo se incluye el importe correspondiente al pago extraordinario por riesgo, que el Instituto podrá otorgar al personal con nivel de enlace; técnico; jefe de departamento y subdirector, que realice labores en campo, cuyo desempeño ponga en riesgo su seguridad.

ANEXO 23.11.3. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

Nivel Jerárquico : Comisionado (Grado 27)	Remuneración Total
REMUNERACION ANUAL TOTAL NETA (RTA)	1,716,000
Impuesto sobre la renta retenido 1	764,330
Percepción bruta anual	2,480,330
I. Percepciones ordinarias:	2,480,330
a) Sueldos y salarios:	2,078,185
i) sueldo base	262,134

ii) Compensación garantizada	1,816,051
b) Prestaciones:	402,146
i) Aportaciones de seguridad social	51,428
ii) Ahorro Solidario	16,594
iii) Prima Vacacional	28,863
iv) Aguinaldo (sueldo base)	37,864
v) Gratificación de fin a de año (compensación garantizada)	201,784
vi) Prima quinquenal (antigüedad)	0
vii) Ayuda para despensa	5,691
viii) Vales de despensa	15,108
ix) Seguro de vida institucional	24,315
x) Seguro Colectivo de Retiro	357
xi) Seguro de Gastos Médicos Mayores	20,142
xii) Seguro de Separación Individualizado	0
xiii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	
a) Componente salarial variable asociado a la gestión del desempeño	

1/ El cáculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2019.

ANEXO 23.12. INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES

ANEXO 23.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES (NETOS MENSUALES) (pesos)

Tipo de personal	Nivel		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando y Enlace / Homólogos								
Comisionado Presidente/ Comisionados		HB1		107,708	13,989	26,152	121,697	133,860
Secretario		KB2		98,273	11,581	22,704	109,854	120,977
Director General/Jefe de Ponencia/ Contralor		KA4		92,125	10,986	21,371	103,111	113,496
Secretario de Ponencia	MD1	MD5	70,589	86,674	8,899	20,342	79,488	107,016
Director de Área	MC2	MC5	59,336	74,709	7,411	16,813	66,747	91,522
Subdirector de Área	NC2	MB2	37,872	53,261	5,176	12,351	43,048	65,612
Jefe de Departamento/Consultor/ Auditor	OC3 NB2		23,975	32,784	4,250	8,297	28,225	41,081
Enlace/Proyectista/Asesor	PC1	OB6	14,756	21,857	3,556	6,473	18,312	28,330
Secretaría	PC3	OD3	16,824	24,338	3,701	6,973	20,525	31,311
Chofer	OB1	OB5	13,378	20,896	3,649	6,269	17,027	27,165
Auxiliar Administrativo	PA1	PA5	11,774	16,377	3,256	5,299	15,030	21,676

1/La percepción ordinaria neta mensual corresponde a la cantidad que perciben los servidores públicos del Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2019.

ANEXO 23.12.2. REMUNERACIÓN TOTAL ANUAL DE LA MAXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS
COMISIONADO PRESIDENTE / COMISIONADOS (pesos)

	Remuneración total
REMUNERACIÓN TOTAL ANUAL NETA	1,612,080
Impuesto sobre la renta retenido*	641,430
Percepción ordinaria bruta anual	2,253,511
a) Sueldos y salarios:	1,818,477
i) Sueldo base	284,006
ii) Compensación garantizada	1,534,471
b) Prestaciones:	435,034
i) Aportaciones a seguridad social	62,053
ii) Ahorro solidario	18,460
iii) Prima vacacional	101,027
iv) Aguinaldo (sueldo base)	35,501
v) Gratificación de fin de año (compensación garantizada)	191,809
vi) Prima quinquenal (antigüedad)	2,700
vii) Ayuda para despensa	9,420
viii) Seguro de vida institucional	13,639
ix) Seguro colectivo de retiro	426

Vigencia a partir del 1 de enero de 2020.

*El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2019.

ANEXO 23.13. FISCALÍA GENERAL DE LA REPÚBLICA

ANEXO 23.13.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA FISCALÍA GENERAL DE LA REPÚBLICA (NETOS MENSUALES) (pesos)

Grupo Tipo de personal		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando							
G	Fiscal General de la República		110,862		29,019		139,881
H	Subprocurador / Fiscales Especializados, Coordinadores y Titular del Órgano Interno de Control		110,027		28,641		138,667
J	Titular de Unidad	101,062	107,747	24,385	27,527	125,447	135,275
K	Director General	89,867	96,451	21,069	24,185	110,936	120,635
L	Director General Adjunto	69,159	82,418	16,636	20,996	85,795	103,415
M	Director	42,892	59,890	10,084	15,759	52,976	75,648
N	Subdirector	26,532	42,029	7,036	10,834	33,567	52,863
O	Jefe de Departamento	17,745	26,179	5,300	7,805	23,046	33,985
P	Enlace	9,317	17,022	3,701	5,951	13,018	22,972
Personal Operativo		10,935	12,936	7,826	9,458	18,760	22,394
Personal de Categorías							
Policía Federal Ministerial		27,035	48,678	7,606	14,306	34,641	62,984
Agentes del Ministerio Público Federal		33,703	70,718	10,077	21,314	43,780	92,032
Perito		29,227	34,357	8,324	11,214	37,551	45,571
Delegado		47,592	54,501	13,555	17,951	61,147	72,451
ACIME		25,143	45,733	7,604	13,568	32,747	59,301
Oficial Ministerial			12,943		5,230		18,173
Abogado		33,703	66,185	10,077	19,870	43,780	86,055
Facilitador			25,621		8,444		34,065
Abogado Responsable de atención al Público			17,739		5,560		23,299

Piloto	28,911	37,492	8,467	12,050	37,378	49,542
Campaña contra el Narcotráfico	13,232	31,173	4,697	9,649	17,929	40,823
Agente de Seguridad a Funcionarios	33,728	53,225	9,214	14,899	42,942	68,125

ANEXO 23.13.2. REMUNERACIÓN TOTAL ANUAL DEL FISCAL GENERAL DE LA REPÚBLICA (pesos)

	Remuneración total
REMUNERACIÓN ORDINARIA ANUAL NETA	1,672,317
Impuesto sobre la renta retenido	679,677
Percepción ordinaria mensual	2,351,994
a) Sueldos y salarios:	1,914,436
i) Sueldo base	433,661
ii) Compensación garantizada	1,480,775
b) Prestaciones:	437,557
i) Aportaciones a seguridad social	61,274
ii) Ahorro Solidario	
iii) Prima vacacional	12,046
iv) Aguinaldo (sueldo base)	73,007
v) Gratificación de fin de año (compensación garantizada)	252,234
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	10,620
viii) Seguro de vida institucional	27,951
ix) Seguro colectivo de retiro	425.4

Vigencia a partir del 1 de enero de 2019.

ANEXO 23.14. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA
ANEXO 23.14.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidencia del Instituto		109,457		12,868		122,325
Vicepresidencia		109,457		12,868		122,325
Dirección General		106,757		12,460		119,217
Coordinación General / Dirección General Adjunta	86,044	104,147	10,105	12,066	96,149	116,213
Dirección de Área	48,924	85,409	6,064	9,994	54,988	95,403
Subdirección de Área	30,100	45,620	4,055	5,628	34,155	51,248
Jefatura de Departamento	20,947	29,898	3,248	4,019	24,195	33,917
Personal de Enlace	13,037	18,475	2,498	3,007	15,535	21,482
Personal Operativo	7,743	10,944	4,469	4,527	12,212	15,471

Las percepciones ordinarias netas incluyen los ingresos que reciben los servidores públicos independientemente de su periodicidad o fecha de pago. Asimismo, contempla la aplicación de las disposiciones fiscales y de seguridad social.

ANEXO 23.14.2 LÍMITES DE PERCEPCIÓN EXTRAORDINARIA NETA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

Tipo de personal	Pago Extraordinario Anual Unitario Máximo
Presidencia del Instituto	
Vicepresidencia	

Dirección General	30,667
Coordinación General / Dirección General Adjunta	31,249
Dirección de Área	33,050
Subdirección de Área	63,511
Jefatura de Departamento	65,244
Personal de Enlace	99,036
Personal Operativo	203,557

Las percepciones extraordinarias se otorgan al personal que se hace acreedor a las mismas, siempre y cuando se cumplan los requisitos establecidos en el marco normativo aplicable.

Las percepciones extraordinarias netas incluyen la aplicación de las disposiciones fiscales.

ANEXO 23.14.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración Total
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,615,034**
Impuesto sobre la renta	632,308
Percepción bruta anual	**2,247,342**
I. Percepciones ordinarias:	**2,247,342**
a) Sueldos y salarios:	**1,899,240**
I) Sueldo base	339,216
II) Compensación garantizada	1,560,024
b) Prestaciones:	**348,102**
I) Aportaciones de seguridad social	66,887
II) Ahorro solidario	19,771
III) Prima vacacional	9,423
IV) Aguinaldo (sueldo base)	37,691
V) Gratificación de fin de año (Compensación garantizada)	173,336
VI) Prima quinquenal (antigüedad)	3,420
VII) Ayuda para despensa	9,420
VIII) Seguro de vida institucional	27,729
IX) Seguro colectivo de retiro	425
X) Seguro de gastos médicos mayores	
XI) Seguro de separación individualizado	
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Potenciación de seguro de vida institucional y pago extraordinario por riesgo	

El impuesto se determinó conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

Se consideró la estimación de 5 quinquenios.

ANEXO 23.14.4. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración Total
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,615,034**
Impuesto sobre la renta	632,308
Percepción bruta anual	2,247,342
I. Percepciones ordinarias:	**2,247,342**
a) Sueldos y salarios:	**1,899,240**
I) Sueldo base	339,216
II) Compensación garantizada	1,560,024
b) Prestaciones:	348,102
I) Aportaciones de seguridad social	66,887
II) Ahorro solidario	19,771

III) Prima vacacional	9,423
IV) Aguinaldo (sueldo base)	37,691
V) Gratificación de fin de año (Compensación garantizada)	173,336
VI) Prima quinquenal (antigüedad)	3,420
VII) Ayuda para despensa	9,420
VIII) Seguro de vida institucional	27,729
IX) Seguro colectivo de retiro	425
X) Seguro de gastos médicos mayores	
XI) Seguro de separación individualizado	
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Potenciación de seguro de vida institucional y pago extraordinario por riesgo	

El impuesto se determinó conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

Se consideró la estimación de 5 quinquenios.

ANEXO 24. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
Ramos Generales					
25	**Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos**	**7,479,501,988**	**650,000,000**	**7,666,649,790**	**15,796,151,778**
	Autoridad Educativa Federal en la Ciudad de México	944,155,072		2,489,711,997	3,433,867,069
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo	6,418,990,801	650,000,000	5,119,885,446	12,188,876,247
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	116,356,115		57,052,347	173,408,462
33	**Aportaciones Federales para Entidades Federativas y Municipios**	**1,673,566,101**	**0**	**460,159,200**	**2,133,725,301**
	Fondo de Aportaciones para los Servicios de Salud	1,673,566,101		460,159,200	2,133,725,301

ANEXO 25. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público
Programa de aseguramiento agropecuario
08 Agricultura y Desarrollo Rural
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura
Sanidad e Inocuidad Agroalimentaria
Precios de Garantía a Productos Alimentarios Básicos 1/
Crédito Ganadero a la Palabra 1/
Fertilizantes 1/
Producción para el Bienestar /1

10 Economía	
	Programa de Microcréditos para el Bienestar 1/
	Programa para el Desarrollo de la Industria de Software (PROSOFT) y la Innovación
	Programa para la Productividad y Competitividad Industrial
11 Educación Pública	
	Programa de Becas de Educación Básica para el Bienestar Benito Juárez
	Escuelas de Tiempo Completo
	Programa de Becas Elisa Acuña
	Programa para el Desarrollo Profesional Docente
	Programa de Cultura Física y Deporte
	Programa Nacional de Inglés
	Programa Nacional de Convivencia Escolar
	Fortalecimiento de los Servicios de Educación Especial (PFSEE)
	Atención a la Diversidad de la Educación Indígena (PADEI)
	Atención Educativa de la Población Escolar Migrante (PAEPEM)
	Atención de Planteles Federales de Educación Media Superior con estudiantes con discapacidad (PAPFEMS)
	Desarrollo de Aprendizajes significativos de Educación Básica
	Fortalecimiento a la Excelencia Educativa
	Educación para Adultos (INEA)
	Educación Inicial y Básica Comunitaria
	Jóvenes Escribiendo el Futuro 1/
	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez 1/
12 Salud	
	Programa de Atención a Personas con Discapacidad
	Fortalecimiento a la atención médica
	Seguro Médico Siglo XXI
	Calidad en la Atención Médica
	Programa de Salud y Bienestar Comunitario
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
	Jóvenes Construyendo el Futuro 1/
15 Desarrollo Agrario, Territorial y Urbano	
	Programa de Vivienda Social
	Programa para Regularizar Asentamientos Humanos
	Programa de Mejoramiento Urbano (PMU)
	Programa Nacional de Reconstrucción 1/
16 Medio Ambiente y Recursos Naturales	
	Programa de Conservación para el Desarrollo Sostenible
	Agua Potable, Drenaje y Tratamiento
	Programa de Apoyo a la Infraestructura Hidroagrícola

Apoyos para el Desarrollo Forestal Sustentable

19 Aportaciones a Seguridad Social
Programa IMSS-BIENESTAR

20 Bienestar
Programa de Fomento a la Economía Social
Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)
Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras
Pensión para el Bienestar de las Personas Adultas Mayores
Pensión para el Bienestar de las Personas con Discapacidad Permanente 1/
Sembrando Vida 1/
Seguro de vida para jefas de familia

38 Consejo Nacional de Ciencia y Tecnología
Becas de posgrado y apoyos a la calidad
Sistema Nacional de Investigadores
Fortalecimiento sectorial de las capacidades científicas, tecnológicas y de innovación
Fomento Regional de las Capacidades Científicas, Tecnológicas y de Innovación

47 Entidades no Sectorizadas
Fortalecimiento a la Transversalidad de la Perspectiva de Género
Programa de Apoyo a la Educación Indígena
Programa para el fortalecimiento económico de los Pueblos y Comunidades Indígenas
Programa de Infraestructura Indígena 1/

48 Cultura
Programa Nacional de Becas Artísticas y Culturales
Programa de Apoyos a la Cultura 1/

1/ Programas sujetos a lo previsto en el transitorio Vigésimo Tercero.

ANEXO 26. PRINCIPALES PROGRAMAS

04 Gobernación
Política y servicios migratorios
Promover la Protección de los Derechos Humanos y Prevenir la Discriminación
Registro e Identificación de Población
Determinación, ejecución y seguimiento a las acciones de búsqueda de Personas Desaparecidas y No Localizadas

08 Agricultura y Desarrollo Rural
Precios de Garantía a Productos Alimentarios Básicos
Crédito Ganadero a la Palabra
Fertilizantes
Producción para el Bienestar
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)

	Sanidad e Inocuidad Agroalimentaria
	Adquisición de leche nacional
09 Comunicaciones y Transportes	
	Proyectos de construcción de carreteras
	Proyectos Ferroviarios para Transporte de Carga y Pasajeros
	Reconstrucción y Conservación de Carreteras
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras
10 Economía	
	Programa de Microcréditos para el Bienestar
11 Educación Pública	
	Jóvenes Escribiendo el Futuro
	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez
	Universidades para el Bienestar Benito Juárez García
	Formación y certificación para el trabajo
	Servicios de Educación Media Superior

	Servicios de Educación Superior y Posgrado
	Desarrollo Cultural
	Investigación científica y desarrollo tecnológico
	Educación para Adultos (INEA)
	Educación Inicial y Básica Comunitaria
	Programa de Becas de Educación Básica para el Bienestar Benito Juárez
	Subsidios para organismos descentralizados estatales
	La Escuela es Nuestra
12 Salud	
	Atención a la Salud y Medicamentos Gratuitos para la Población sin Seguridad Social Laboral
	Seguro Médico Siglo XXI
	Atención a la Salud
	Prevención y atención contra las adicciones
	Salud materna, sexual y reproductiva
	Fortalecimiento a la atención médica
	Prevención y atención de VIH/SIDA y otras ITS
	Programa de vacunación
	Programa de Atención a Personas con Discapacidad
14 Trabajo y Previsión Social	
	Jóvenes Construyendo el Futuro
15 Desarrollo Agrario, Territorial y Urbano	
	Programa Nacional de Reconstrucción
	Programa de Mejoramiento Urbano (PMU)
	Programa de Vivienda Social
16 Medio Ambiente y Recursos Naturales	
	Protección Forestal

	Programa de Conservación para el Desarrollo Sostenible
	Agua Potable, Drenaje y Tratamiento
	Infraestructura de agua potable, alcantarillado y saneamiento
	Infraestructura para la Protección de Centros de Población y Áreas Productivas
	Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado
	Operación y mantenimiento de infraestructura hídrica
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre
20 Bienestar	
	Pensión para el Bienestar de las Personas Adultas Mayores
	Pensión para el Bienestar de las Personas con Discapacidad Permanente
	Sembrando Vida
	Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras
21 Turismo	
	Fomento y promoción de la inversión en el sector turístico
36 Seguridad y Protección Ciudadana	
	Administración del sistema federal penitenciario
	Coordinación del Sistema Nacional de Protección Civil
	Operación de la Guardia Nacional para la prevención, investigación y persecución de delitos
	Operativos para la prevención y disuasión del delito
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y apoyos a la calidad
	Sistema Nacional de Investigadores
	Apoyos para actividades científicas, tecnológicas y de innovación
47 Entidades no Sectorizadas	
	Programas del Instituto Nacional de los Pueblos Indígenas
48 Cultura	
	Cultura Comunitaria
	Desarrollo Cultural
	Protección y conservación del Patrimonio Cultural
	Servicios educativos culturales y artísticos

ANEXO 27 PROGRAMA NACIONAL DE RECONSTRUCCIÓN (millones de pesos)

	MONTO
Educación	9.0
Salud	333.3
Desarrollo Agrario, Territorial y Urbano	2,168.2
Cultura	333.3
TOTAL	**2,843.8**

ANEXO 28. CONSERVACIÓN Y MANTENIMIENTO CARRETERO (pesos)

ESTADO	CONSERVACIÓN DE INFRAESTRUCTURA CARRETERA	CONSERVACIÓN Y ESTUDIOS Y PROYECTOS DE CAMINOS RURALES Y CARRETERAS ALIMENTADORAS
Aguascalientes	160,146,441	25,457,315
Baja California	362,173,221	87,995,165

Baja California Sur	268,896,845	102,211,593
Campeche	209,683,235	211,446,481
Chiapas	362,544,641	117,660,192
Chihuahua	368,601,778	61,595,535
Coahuila de Zaragoza	215,182,267	138,202,829
Colima	167,266,138	117,444,910
Durango	307,723,632	119,932,823
Estado de México	330,115,699	393,239,669
Guanajuato	262,262,264	120,086,323
Guerrero	524,399,811	368,996,494
Hidalgo	223,330,937	106,502,176
Jalisco	516,206,251	292,530,876
Michoacán	454,444,782	114,969,104
Morelos	252,838,456	36,122,002
Nayarit	161,255,961	69,557,001
Nuevo León	404,437,596	142,169,932
Oaxaca	311,254,631	2,896,921,087
Puebla	241,434,002	145,962,032
Querétaro	128,408,932	71,722,764
Quintana Roo	93,778,042	75,468,221
San Luis Potosí	288,443,028	97,539,479
Sinaloa	213,249,903	124,049,382
Sonora	1,096,216,267	380,922,559
Tabasco	212,860,591	81,940,125
Tamaulipas	380,992,121	207,543,239
Tlaxcala	136,680,308	29,531,527
Veracruz	489,345,557	405,914,419
Yucatán	121,515,414	135,005,872
Zacatecas	258,875,923	76,358,881
TOTAL	**9,524,564,674**	**7,355,000,007**

ANEXO 29. SUBSIDIOS PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)

	MONTO
U006 Subsidios para organismos descentralizados estatales (UR 511)	**63,095,388,469**
Aguascalientes	877,081,059
Baja California	1,738,159,194
Baja California Sur	494,905,310
Campeche	978,736,624
Chiapas	1,407,810,256
Chihuahua	2,059,708,883
Coahuila	1,461,813,829
Colima	1,594,301,852

Durango	1,403,313,573
Estado de México	2,232,408,617
Guanajuato	1,868,221,798
Guerrero	2,032,388,413
Hidalgo	1,430,785,949
Jalisco	6,185,105,541
Michoacán	2,046,553,304
Morelos	1,282,465,279
Nayarit	1,483,006,840
Nuevo León	5,606,133,385
Oaxaca	1,234,593,721
Puebla	4,441,000,308
Querétaro	1,463,458,370
Quintana Roo	311,534,740
San Luis Potosí	2,062,304,063
Sinaloa	4,681,177,245
Sonora	2,146,534,739
Tabasco	1,286,694,516
Tamaulipas	2,314,982,901
Tlaxcala	673,414,628
Veracruz	2,664,725,746
Yucatán	2,048,411,754
Zacatecas	1,583,655,832

ANEXO 29.1. CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	MONTO
S300 Programa de fortalecimiento a la excelencia educativa (Universidades Interculturales)	**87,395,905**
Universidad Intercultural de Chiapas	11,024,449
Universidad Intercultural del Estado de México	14,561,044
Universidad Intercultural del Estado de Tabasco	13,319,636
Universidad Intercultural del Estado de Puebla	9,247,692
Universidad Intercultural Indígena de Michoacán	8,409,635
Universidad Intercultural del Estado de Guerrero	3,604,134
Universidad Intercultural Maya de Quintana Roo	12,236,277
Universidad Intercultural Veracruzana	1,800,293
Universidad Autónoma Intercultural de Sinaloa	11,192,745
Universidad Autónoma Intercultural del Estado de Hidalgo	1,000,000
Universidad Autónoma Intercultural de San Luis Potosí	1,000,000

ANEXO 30. PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ENTIDADES FEDERATIVAS (pesos)

Estado	Subsidios Administración del Agua y Agua Potable	Subsidios Hidroagrícolas
Aguascalientes	22,682,441	10,883,813
Baja California	71,466,710	40,509,814
Baja California Sur	40,842,223	12,932,823
Campeche	51,644,498	32,933,027
Coahuila	40,986,372	21,007,114
Colima	18,209,233	12,663,272
Chiapas	103,673,587	171,741,347
Chihuahua	75,813,307	55,438,331
Ciudad de México	89,789,104	13,605,582
Durango	73,059,312	24,554,471
Guanajuato	112,831,060	116,370,033

Guerrero	144,983,400	131,357,834
Hidalgo	71,919,087	61,406,373
Jalisco	97,724,701	44,798,663
Estado de México	215,900,671	42,430,168
Michoacán	95,739,579	88,184,813
Morelos	71,528,995	37,726,767
Nayarit	49,311,118	16,560,271
Nuevo León	77,293,833	20,454,961
Oaxaca	104,606,184	70,191,314
Puebla	117,017,726	93,559,424
Querétaro	57,676,367	16,308,407
Quintana Roo	47,263,841	57,504,746
San Luis Potosí	88,322,542	63,578,848
Sinaloa	70,100,229	185,434,821
Sonora	79,954,823	113,890,907
Tabasco	71,975,199	42,798,138
Tamaulipas	85,520,627	125,041,402
Tlaxcala	21,924,558	6,656,781
Veracruz	141,019,049	122,378,988
Yucatán	61,287,362	94,132,247
Zacatecas	54,798,496	14,617,285
No Distribuible Geográficamente	75,845,439	0
TOTAL	**2,602,711,673**	**1,961,652,785**

ANEXO 31. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		PROYECTO PEF	REDUCCIONES	AMPLIACIONES	REASIGNACIONES	PEF APROBADO
A: RAMOS AUTÓNOMOS		123,265,324,819	4,282,922,927	100,000,000	-4,182,922,927	119,082,401,892
Gasto Programable						
01	Poder Legislativo	13,540,183,960	0	0	0	13,540,183,960
	Cámara de Senadores	4,085,778,000	0	0	0	4,085,778,000
	Cámara de Diputados	7,076,000,000	0	0	0	7,076,000,000
	Auditoría Superior de la Federación	2,378,405,960	0	0	0	2,378,405,960
03	Poder Judicial	68,632,467,938	1,327,350,235	0	-1,327,350,235	67,305,117,703
	Suprema Corte de Justicia de la Nación	5,022,495,000	200,591,752	0	-200,591,752	4,821,903,248
	Consejo de la Judicatura Federal	60,872,172,938	1,037,561,503	0	-1,037,561,503	59,834,611,435
	Tribunal Electoral del Poder Judicial de la Federación	2,737,800,000	89,196,980	0	-89,196,980	2,648,603,020
22	Instituto Nacional Electoral	17,732,357,976	1,071,562,960	0	-1,071,562,960	16,660,795,016
35	Comisión Nacional de los Derechos Humanos	1,911,207,802	37,000,000	0	-37,000,000	1,874,207,802
41	Comisión Federal de Competencia Económica	589,484,664	8,253,756	0	-8,253,756	581,230,908

43	Instituto Federal de Telecomunicaciones	1,730,000,000	188,755,976	0	-188,755,976	1,541,244,024
44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos	927,435,005	50,000,000	0	-50,000,000	877,435,005

	Personales					
49	Fiscalía General de la República 1-/	18,202,187,474	1,600,000,000	100,000,000	-1,500,000,000	16,702,187,474
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA		**16,572,899,986**	**0**	**0**	**0**	**16,572,899,986**
	Instituto Nacional de Estadística y Geografía	16,572,899,986	0	0	0	16,572,899,986
RAMO: 32 Tribunal Federal de Justicia Administrativa		**3,100,233,371**	**308,000,000**	**0**	**-308,000,000**	**2,792,233,371**
	Tribunal Federal de Justicia Administrativa	3,100,233,371	308,000,000	0	-308,000,000	2,792,233,371
B: RAMOS ADMINISTRATIVOS		**1,132,249,926,135**	**1,639,701,713**	**17,789,926,133**	**16,150,224,420**	**1,148,400,150,555**
Gasto Programable						
02	Oficina de la Presidencia de la República	918,577,842	0	0	0	918,577,842
04	Gobernación	5,804,530,229	0	87,400,000	87,400,000	5,891,930,229
05	Relaciones Exteriores	8,723,637,695	0	0	0	8,723,637,695
06	Hacienda y Crédito Público	21,156,812,661	0	2,500,000,000	2,500,000,000	23,656,812,661
07	Defensa Nacional	94,028,694,246	0	0	0	94,028,694,246
08	Agricultura y Desarrollo Rural	46,253,142,465	823,186,433	2,146,987,925	1,323,801,492	47,576,943,957
09	Comunicaciones y Transportes	54,374,026,293	0	0	0	54,374,026,293
10	Economía	6,255,603,142	0	0	0	6,255,603,142
11	Educación Pública	324,712,616,298	0	1,570,100,000	1,570,100,000	326,282,716,298
12	Salud	128,589,314,373	0	237,100,000	237,100,000	128,826,414,373
13	Marina	33,557,785,594	0	0	0	33,557,785,594
14	Trabajo y Previsión Social 2-/	28,756,371,575	816,515,280	920,891,856	104,376,576	28,860,748,151
15	Desarrollo Agrario, Territorial y Urbano	10,939,258,622	0	0	0	10,939,258,622
16	Medio Ambiente y Recursos Naturales	29,664,002,260	0	205,448,517	205,448,517	29,869,450,777
18	Energía	48,507,330,641	0	0	0	48,507,330,641
20	Bienestar	173,091,702,096	0	8,365,370,668	8,365,370,668	181,457,072,764
21	Turismo	5,034,491,561	0	0	0	5,034,491,561
27	Función Pública	1,461,399,636	0	0	0	1,461,399,636
31	Tribunales Agrarios	850,645,718	0	0	0	850,645,718
36	Seguridad y Protección Ciudadana	59,150,695,893	0	1,000,000,000	1,000,000,000	60,150,695,893
37	Consejería Jurídica del Ejecutivo Federal	144,775,940	0	0	0	144,775,940
38	Consejo Nacional de Ciencia y Tecnología	25,658,798,449	0	0	0	25,658,798,449
45	Comisión Reguladora de Energía	252,881,468	0	0	0	252,881,468
46	Comisión Nacional de Hidrocarburos	219,761,549	0	0	0	219,761,549
47	Entidades no Sectorizadas	10,775,589,358	0	606,627,167	606,627,167	11,382,216,525
48	Cultura	13,367,480,531	0	150,000,000	150,000,000	13,517,480,531
C: RAMOS GENERALES		**3,367,103,487,629**	**8,446,844,631**	**8,184,143,138**	**-262,701,493**	**3,366,840,786,136**
Gasto Programable						
19	Aportaciones a Seguridad Social	863,611,766,125	0	0	0	863,611,766,125
23	Provisiones Salariales y Económicas	131,300,462,432	447,000,000	623,500,000	176,500,000	131,476,962,432
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	57,357,545,254	0	0	0	57,357,545,254
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	15,796,151,778	0	0	0	15,796,151,778
	Aportaciones para los servicios de educación básica y normal en el Distrito	41,561,393,476	0	0	0	41,561,393,476

	Federal					
33	Aportaciones Federales para Entidades Federativas y Municipios	759,383,860,180	0	376,418,887	376,418,887	759,760,279,067
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	393,539,245,232	0	0	0	393,539,245,232
	Servicios Personales	357,962,541,593	0	0	0	357,962,541,593
	Otros de Gasto Corriente	10,749,607,402	0	0	0	10,749,607,402
	Gasto de Operación	14,438,498,581	0	0	0	14,438,498,581
	Fondo de Compensación	10,388,597,656	0	0	0	10,388,597,656

	Fondo de Aportaciones para los Servicios de Salud	103,371,546,526	0	0	0	103,371,546,526
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	85,723,498,284	0	130,324,806	130,324,806	85,853,823,090
	Entidades	10,390,932,464	0	15,797,258	15,797,258	10,406,729,722
	Municipal y de las Demarcaciones Territoriales del Distrito Federal	75,332,565,820	0	114,527,548	114,527,548	75,447,093,368
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	86,838,507,019	0	132,019,945	132,019,945	86,970,526,964
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	27,587,146,202	0	41,940,536	41,940,536	27,629,086,738
	Asistencia Social	12,690,087,253	0	19,292,646	19,292,646	12,709,379,899
	Infraestructura Educativa	14,897,058,949	0	22,647,890	22,647,890	14,919,706,839
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	7,432,750,587	0	0	0	7,432,750,587
	Educación Tecnológica	4,767,341,204	0	0	0	4,767,341,204
	Educación de Adultos	2,665,409,383	0	0	0	2,665,409,383
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,443,986,130	0	0	0	7,443,986,130
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	47,447,180,200	0	72,133,600	72,133,600	47,519,313,800
Gasto No Programable						
24	Deuda Pública	543,349,271,737	5,000,000,000	0	-5,000,000,000	538,349,271,737
28	Participaciones a Entidades Federativas y Municipios	944,270,581,001	0	7,184,224,251	7,184,224,251	951,454,805,252
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0

30	Adeudos de Ejercicios Fiscales Anteriores	24,000,000,000	2,499,844,631	0	-2,499,844,631	21,500,155,369
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	43,830,000,900	500,000,000	0	-500,000,000	43,330,000,900
	Obligaciones incurridas a través de los programas de apoyo a deudores	900	0	0	0	900
	Obligaciones surgidas de los programas de apoyo a ahorradores	43,830,000,000	500,000,000	0	-500,000,000	43,330,000,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,174,505,288,024**	**0**	**0**	**0**	**1,174,505,288,024**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	349,442,405,744	0	0	0	349,442,405,744
GYR	Instituto Mexicano del Seguro Social	825,062,882,280	0	0	0	825,062,882,280
E: EMPRESAS PRODUCTIVAS DEL ESTADO		**1,125,556,570,864**	**0**	**0**	**0**	**1,125,556,570,864**
Gasto Programable						
TYY	Petróleos Mexicanos (Consolidado)	523,425,013,459	0	0	0	523,425,013,459
TVV	Comisión Federal de Electricidad	456,437,051,350	0	0	0	456,437,051,350
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	145,694,506,055	0	0	0	145,694,506,055
TYY	Petróleos Mexicanos (Consolidado)	113,733,500,000	0	0	0	113,733,500,000

TVV Comisión Federal de Electricidad	31,961,006,055	0	0	0	31,961,006,055
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.	846,017,930,828	0	0	0	846,017,930,828
GASTO NETO TOTAL	6,096,335,800,000	14,677,469,271	26,074,069,271	11,396,600,000	6,107,732,400,000

1/ Incluye reasignación por 100.0 millones de pesos del Programa Presupuestario M001.-Actividades de apoyo Administrativo a la Fiscalía Especializada en Combate a la Corrupción en el Programa Presupuestario E006.-Investigar y perseguir los delitos federales de carácter especial.

2/ Las reasignaciones corresponden a recursos destinados para la Reforma Laboral, que consideran 111,568,881 pesos adicionales para servicios personales, de los cuales 60,000,000 corresponden a creación de plazas.

ANEXO 32. IMPLEMENTACIÓN DE LA REFORMA EN MATERIA DE JUSTICIA LABORAL, LIBERTAD SINDICAL Y NEGOCIACIÓN COLECTIVA (millones de pesos)

Centro Federal de Conciliación y Registro Laboral 1/	197.2
Tribunales Laborales Federales /2	375.3
Centros de Conciliación Locales 1/	359.6
Tribunales Laborales Locales 1/	270.1
Secretaría del Trabajo y Previsión Social	199.7
TOTAL	1,401.9

1/ Presupuesto incluido en el Ramo 14.- Trabajo y Previsión Social.

2/ Presupuesto incluido en el Ramo 3.- Poder Judicial, Unidad 110 Consejo de la Judicatura Federal.

Nota: Los recursos del presente Anexo corresponden a la implementación de la primera etapa. Las entidades incluidas en la misma son: Baja California, Campeche, Chiapas, Ciudad de México, Coahuila, Morelos, Nayarit, Puebla, Tabasco y Veracruz.

ANEXO 33. AMPLIACIONES AL RAMO 04 GOBERNACIÓN (pesos)

			MONTO
Ramo 04 Gobernación			87,400,000
E006	Atención a refugiados en el país /1		20,000,000
E015	Promover la atención y prevención de la violencia contra las mujeres		32,400,000
P022	Protección y defensa de los derechos humanos: Dirección General para la Protección de Personas Defensoras de Derechos Humanos y Periodistas /2		20,000,000
P025	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes		15,000,000

/1 Incluye recursos por 10.0 millones de pesos para servicios personales y 10.0 millones de pesos para gasto de operación de la Coordinación General de la Comisión Mexicana de Ayuda a Refugiados.

/2 Los recursos se destinarán al Fondo para la Protección de Personas Defensoras de Derechos Humanos y Periodistas.

ANEXO 34. AMPLIACIONES AL RAMO 06 HACIENDA Y CRÉDITO PÚBLICO (pesos)

		MONTO
RAMO: 06 Hacienda y Crédito Público		2,500,000,000
HAN	Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero	2,500,000,000
F001	Garantías Líquidas	2,500,000,000

ANEXO 35. AMPLIACIONES AL RAMO 08 AGRICULTURA Y DESARROLLO RURAL (pesos)

		MONTO
Ramo 08: Agricultura y Desarrollo Rural		1,453,000,000
A1I	Universidad Autónoma Chapingo	63,000,000
S263	Sanidad e Inocuidad Agroalimentaria	280,000,000
U022	Fertilizantes	310,000,000
S304	Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura	800,000,000

Nota: Para 2020 se incorpora el nuevo Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura con los recursos provenientes de los Programas de Fomento a la Agricultura y el Programa para el Desarrollo Pesquero y Acuícola.

ANEXO 36. AMPLIACIONES AL RAMO 11 EDUCACIÓN PÚBLICA (pesos)

			MONTO
Ramo 11 Educación Pública			1,570,100,000
	U006	Subsidios para organismos descentralizados estatales	415,100,000
		511.-Dirección General de Educación Superior Universitaria	254,300,000
		514.-Coordinación General de Universidades Tecnológicas y Politécnicas	85,300,000
		M00.-Tecnológico Nacional de México	75,500,000
	S300	Fortalecimiento a la Excelencia Educativa	190,000,000
		515.-Dirección General de Educación Superior para Profesionales de la Educación	190,000,000
	S270	Programa Nacional de inglés	300,000,000
		312.-Dirección General de Desarrollo Curricular	300,000,000
	E068	Educación Física de Excelencia -1/	70,000,000
		700.-Unidad de Administración y Finanzas	70,000,000
	S295	Fortalecimiento de los Servicios de Educación Especial (PFSEE)	25,000,000
		312.-Dirección General de Desarrollo Curricular	25,000,000
	U079	Expansión de la Educación Media Superior y Superior	570,000,000
		500.- Subsecretaría de Educación Superior -2/	350,000,000
		600.-Subsecretaría de Educación Media Superior -3/	220,000,000

1/ Los recursos se destinarán al "Fideicomiso para el Desarrollo del Deporte" del Instituto Mexicano del Seguro Social.

2/ Los recursos se destinarán al Fondo Federal Especial para garantizar la obligatoriedad de los servicios de Educación Superior establecido en el Artículo Décimo Quinto Transitorio del DECRETO por el que se reforman, adicionan y derogan diversas disposiciones de los artículos 3o., 31 y 73 de la Constitución Política de los Estados Unidos Mexicanos, en materia educativa, publicado en el Diario Oficial de la Federación el 15 de mayo de 2019.

3/ Los recursos se destinarán para el programa de Prepa en Línea y para los Telebachilleratos.

ANEXO 37. AMPLIACIONES AL RAMO 12 SALUD (pesos)

	Monto
RAMO: 12 SALUD	237,100,000
Salud materna, sexual y reproductiva 1/	120,000,000
Atención a la Salud 2/	50,000,000
Prevención y atención de VIH/SIDA y otras ITS	34,900,000
Prevención y Control de Sobrepeso, Obesidad y Diabetes	32,200,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres.

2/ Los recursos se destinarán para el reforzamiento en programas de detección y atención de cáncer infantil, de próstata y de mama.

ANEXO 38. AMPLIACIONES AL RAMO 14 TRABAJO Y PREVISIÓN SOCIAL (pesos)

		MONTO
Ramo 14 Trabajo y Previsión Social		104,376,576
M001	Actividades de apoyo administrativo 1/	104,376,576

1/ Recursos destinados para la Implementación de la Reforma Laboral.

ANEXO 39. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

		MONTO
RAMO: 16 Medio Ambiente y Recursos Naturales		205,448,517
B00	Comisión Nacional del Agua	200,000,000

	K007	Infraestructura de agua potable, alcantarillado y saneamiento	200,000,000
F00		Comisión Nacional de Áreas Naturales Protegidas	5,448,517
	G013 1/	Sistema Nacional de Áreas Naturales Protegidas	5,448,517

1/ Incluye $4,248,517.00 para creación de plazas.

ANEXO 40. AMPLIACIONES AL RAMO 20 BIENESTAR (pesos)

			MONTO
RAMO 20 BIENESTAR			**8,365,370,668**
	S176	Pensión para el Bienestar de las Personas Adultas Mayores	2,700,000,000
	U009	Pensión para el bienestar de las personas con Discapacidad Permanente	2,291,370,668
	U010	Sembrando Vida	3,374,000,000

ANEXO 41. AMPLIACIONES AL RAMO 36 SEGURIDAD Y PROTECCIÓN CIUDADANA (pesos)

		MONTO
Ramo 36 Seguridad y Protección Ciudadana		**1,000,000,000**
U001	Subsidios en materia de seguridad pública	1,000,000,000

ANEXO 42. AMPLIACIONES AL RAMO 47 ENTIDADES NO SECTORIZADAS (pesos)

			MONTO
Ramo 47 Entidades No Sectorizadas			**606,627,167**
AYB		Instituto Nacional de los Pueblos Indígenas	455,627,167
	S178	Programa de Apoyo a la Educación Indígena	255,627,167
	S179	Programa de Infraestructura Indígena	200,000.000
EZN		Archivo General de la Nación	150,000,000
	E002	Preservación y difusión del acervo documental de la Nación	150,000,000
HHG		Instituto Nacional de las Mujeres	1,000,000
	P010	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	1,000,000

ANEXO 43. AMPLIACIONES AL RAMO 48 CULTURA (pesos)

		MONTO
Ramo 48 Cultura		**150,000,000**
S268	Programa de Apoyos a la Cultura 1_/	150,000,000

1_/ Subsidios a las vertientes: Apoyo a Instituciones Estatales de Cultura, Apoyo a la Infraestructura Cultural de los Estados, Apoyo a las Culturas Municipales y Comunitarias, Apoyo a las Ciudades Mexicanas Patrimonio Mundial, Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal y Apoyo a Festivales Culturales y Artísticos.

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN.- Ciudad de México, a 21 de noviembre de 2019.- Dip. **Laura Angélica Rojas Hernández**, Presidenta.- Dip. **Karla Yuritzi Almazán Burgos**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a 10 de diciembre de 2019.- **Andrés Manuel López Obrador**.- Rúbrica.- La Secretaria de Gobernación, Dra. **Olga María del Carmen Sánchez Cordero Dávila**.- Rúbrica.